As filed with the Securities and Exchange Commission on January 27, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Postmedia Network Canada Corp.

(Exact name of Registrant as specified in its charter)

Canada	2711	98-0667225
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

365 Bloor Street East, 12th Floor

Toronto, Ontario Canada M4W 3L4

(416) 383-2300

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

Telephone: 302-738-6680

(Name, address and telephone number of agent for service in the United States)

Copies to:

Mark Spiro Goodmans LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario Canada M5H 2S7 Tel: (416) 979-2211	Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP Suite 3100, 77 King Street West Toronto, Ontario Canada M5K 1J3 Tel: (416) 504-0520

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the filing of the next amendment to this registration statement.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:  ☐

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Subscription Receipts	35,000,000	100%	US$20,364,120	US$2,366.31
Class NC Variable Voting Shares(3)	35,000,000
Total	35,000,000	100%	US$20,364,120	US$2,366.31

(1)	Calculation of Registration Fee is in accordance with General Instruction II.F of Form F-7.
(2)	Based on the noon buying rate for Canadian dollars published by the Bank of Canada on January 21, 2015 of Cdn$1.00 = US$0.8081.
(3)	Class NC Variable Voting Shares issuable in exchange for the Subscription Receipts on a one for one basis for no additional consideration.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

I-1

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Postmedia Network Canada Corp. at 365 Bloor Street East, 12th Floor, Toronto, Ontario M4W 3L4, telephone 416-383-2300 and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

Rights Offering	January 27, 2015

POSTMEDIA NETWORK CANADA CORP.

$173,500,000

Offering of Rights to Subscribe for     —     Subscription Receipts

each Subscription Receipt representing the right to receive one Class NC Variable Voting Share

at a price of $    —     per Subscription Receipt

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) will issue to holders (“Shareholders”) of its outstanding Class C voting shares (the “Voting Shares”) and outstanding Class NC variable voting shares (“Variable Voting Shares”, and together with the Voting Shares, the “Shares”), at the close of business on     —    , 2015 (the “Record Date”), transferable rights (the “Rights”) to subscribe for and purchase an aggregate of     —     subscription receipts (“Subscription Receipts”) (collectively, the “Offering”). Each Shareholder at the close of business on the Record Date is entitled to receive one Right for each Share held. The Rights are fully transferable and divisible and will be represented by rights certificates (the “Rights Certificates”). For every one Right held, a holder of Rights is entitled to acquire     —     Subscription Receipts (the “Basic Subscription Privilege”) at a price of $    —     per Subscription Receipt (the “Exercise Price”) prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on     —    , 2015 (the “Expiry Date”). No fractional Subscription Receipts will be issued. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for additional Subscription Receipts (“Additional Subscription Receipts”), if any, that are not otherwise subscribed for under this Offering, on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege (as defined herein). Ineligible Holders and Ineligible Shareholders (each as defined herein) will not be issued Rights Certificates and will not be permitted to exercise their Rights, except under the circumstances described herein. See “Description of Offered Securities”. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and will have no value. Any subscription for Subscription Receipts will be irrevocable once submitted. The proceeds of this Offering will be used to fund a portion of the purchase price for the Sun Acquisition (as defined herein).

There are risks associated with an investment in the Subscription Receipts and Variable Voting Shares. The risk factors outlined or incorporated by reference in this short form prospectus should be carefully reviewed by prospective investors and their advisors in connection with an investment in the Subscription Receipts and Variable Voting Shares. See “Risk Factors”.

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Exercise Price: $    —     per Subscription Receipt

(on exercise of one Right for     —     Subscription Receipts)

	Exercise Price(1)	Net Proceeds to the Company(2)
Per Subscription Receipt	$ —	$ —
Total	$ —	$ —

Notes:

(1)	The Exercise Price calculation formula was determined by negotiation between the Company and certain funds or accounts for which GoldenTree Asset Management LP (“GoldenTree”) acts as investment manager. These funds and accounts are referred to herein as the “Standby Purchaser’’.

(2)	Before deducting the other expenses of this Offering, estimated to be approximately $1.6 million, and the Standby Purchaser Fee (as defined herein), which will be paid by Postmedia. See “Plan of Distribution”.

The proceeds of the Offering will be used to fund, in part, the Company’s proposed acquisition (the “Sun Acquisition”) of Sun Media Corporation’s (“Sun Media”) English-language newspaper assets as well as its Toronto printing facility on the terms and conditions set out in the Purchase Agreement (as defined herein). See “The Sun Acquisition”.

The Subscription Receipts are governed by the terms of a subscription receipt agreement (the “Subscription Receipt Agreement”) dated     —    , 2015 between the Company, GoldenTree and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). Each Subscription Receipt entitles the holder thereof to receive, without payment of additional consideration, one Variable Voting Share upon the satisfaction or waiver, as applicable, of the Release Conditions (as defined herein). Postmedia’s gross proceeds from the issuance of the Subscription Receipts (“Escrowed Funds”) will be held by the Subscription Receipt Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada, investment certificates of a Canadian chartered bank and other investments as directed in writing by the Company as further set out in the Subscription Receipt Agreement. Provided that the Release Conditions (as defined herein) have been satisfied or waived, as applicable, at or prior to 5:00 p.m. (Toronto time) on June 26, 2015 (the “Release Deadline”), the Escrowed Funds, together with interest thereon, will be released as directed by Postmedia and the Subscription Receipts will be automatically exchanged for Variable Voting Shares without any further action on the part of the holders. If the Release Conditions are not satisfied or waived, as applicable, at or prior to the Release Deadline or another Termination Event (as defined herein) occurs, the Subscription Receipt Agent will pay to holders of Subscription Receipts an amount equal to the subscription proceeds for the Subscription Receipts and a payment equivalent to their pro rata share of any interest on such amount less applicable withholding taxes, if any. See “Description of Offered Securities – Description of Subscription Receipts”.

Under a standby purchase agreement dated as of October 6, 2014 (the “Standby Purchase Agreement”), the Standby Purchaser has agreed, subject to certain terms and conditions, to purchase at the Exercise Price any Subscription Receipts that are offered and are not otherwise purchased pursuant to this Offering (the “Standby Subscription Receipts”). In consideration of the commitment to purchase the Standby Subscription Receipts as provided above, the Standby Purchaser will be entitled to the Standby Purchaser Fee (as defined herein) (a portion of which has already been paid to the Standby Purchaser). See “Agreements with the Standby Purchaser – Standby Purchase Agreement”.

Neither GoldenTree nor the Standby Purchaser is engaged as an underwriter in connection with the Offering and neither has been involved in the preparation of, or performed any review of, this prospectus in the capacity of an underwriter. No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This short form prospectus (“Prospectus”) qualifies the distribution of the Rights, as well as the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts, the Variable Voting Shares issuable upon the automatic exchange of the Subscription Receipts and the Standby Subscription Receipts under Canadian securities laws, and also covers the offer and sale of the Subscription Receipts issuable upon exercise of the Rights and the offer of the Variable Voting Shares issuable upon the automatic exchange of the Subscription Receipts within the United States (together with each of the provinces of Canada, the “Eligible Jurisdictions”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), other than Subscription Receipts and the underlying Variable Voting Shares to be issued to the Standby Purchaser. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states in the United States may not permit or may limit the Company’s ability to

(continued from cover)

offer Rights and/or Subscription Receipts in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so. The Company is applying to list the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable on the exchange of the Subscription Receipts and the Standby Subscription Receipts on the TSX. On     —    , 2015, the last date on which there was a trade reported in the Variable Voting Shares prior to the date on which the Exercise Price was established, the closing price for the Variable Voting Shares on the TSX was $    —    .

There is currently no market through which Rights or Subscription Receipts may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See “Risk Factors”.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act (“Regulation S”), which generally will permit the resale of the Rights by persons through the facilities of the TSX.

The Rights, the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts are not being distributed or offered to Shareholders in any jurisdiction other than the Eligible Jurisdictions and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (as defined herein). This Prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Subscription Receipts for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Rights Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities – Ineligible Holders of Rights and Ineligible Shareholders”.

If a Shareholder does not exercise, or sells or otherwise transfers, its Rights, then such Shareholder’s current percentage ownership in the Company will be diluted as a result of the exercise of the Rights.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers of securities should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective purchasers of securities should be aware that the acquisition or disposition of the securities described in this Prospectus may have tax consequences in Canada and the United States. Such consequences for purchasers who are resident in, or citizens of, the United States are not described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Ontario, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

The securities described in this Prospectus have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor has the SEC passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Computershare Investor Services Inc. (the “Rights Agent”), at its principal office in the city of Toronto (the “Subscription Office”), is the rights agent for this Offering. See “Description of Offered Securities – Rights and Transfer Agent”.

Certain legal matters in connection with this Offering will be passed upon on behalf of the Company by Goodmans LLP, as to matters of Canadian law and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to matters of U.S. law.

i

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 365 Bloor Street East, 12th Floor, Toronto, Ontario M4W 3L4, telephone 416-383-2300. Copies of the documents incorporated by reference herein or forming part of the permanent information record may also be obtained by accessing the website located at www.sedar.com or the website located at www.sec.gov.

Information that is incorporated by reference is an important part of this Prospectus. The Company incorporates by reference the documents listed below, which were filed with the securities commission or similar authority in each of the Provinces of Canada where this Prospectus is being filed.

(a)	the Company’s annual information form dated November 26, 2014 for the year ended August 31, 2014;

(b)	the Company’s audited consolidated financial statements for the years ended August 31, 2014 and 2013 and 2012 and the report of the auditors thereon;

(c)	the Company’s management’s discussion and analysis for the years ended August 31, 2014 and 2013;

(d)	the Company’s unaudited interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013;

(e)	the Company’s interim management’s discussion and analysis for the three months ended November 30, 2014 and 2013;

(f)	the Company’s management information circular dated November 26, 2014, prepared in connection with the Company’s annual meeting of shareholders held on January 8, 2015; and

(g)	the Company’s material change report dated October 14, 2014 filed in connection with the announcement of the Sun Acquisition and the related financings.

Any annual information forms, material change reports (excluding confidential material change reports), interim and annual consolidated financial statements, interim and annual management’s discussion and analysis of financial condition and results of operations, information circulars, and business acquisition reports filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the completion or termination of this Offering will be deemed to be incorporated by reference in and form an integral part of this Prospectus. This Prospectus incorporates by reference any other document required to be incorporated by reference in a short form prospectus under the applicable securities laws and filed by the Company between the time this Prospectus is receipted and the closing of this Offering. The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Company and prospective investors in Subscription Receipts and the Variable Voting Shares issuable upon the automatic exchange of the Subscription Receipts should review all information contained in this Prospectus and the documents incorporated by reference herein before making an investment decision.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus includes statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will”, “could” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and include statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, expenditures, costs, the industry in which the Company operates, the expectation that the Company will complete this Offering as described in this Prospectus on terms satisfactory to the Company or at all, the expectation that the Company will satisfy the conditions of and complete the Sun Acquisition as described in this Prospectus on terms satisfactory to the Company or at all; the expectation that the Company will satisfy the conditions of and complete the transactions contemplated under the Standby Purchase Agreement on terms satisfactory to the Company or at all; the expectation that the Company will satisfy the conditions of and complete the transactions contemplated under the Debt Subscription Receipt Indenture (as defined herein) on terms satisfactory to the Company or at all; the anticipated benefits from the Sun Acquisition, including synergies from costs savings, improved operating and efficiencies and integration opportunities; the expected completion date of the Sun Acquisition; and estimates regarding future sales, revenues, margins, cash flows and other financial and credit metrics of the Company following the completion of the Sun Acquisition. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this Prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this Prospectus. See “Risk Factors” for a complete list of risks relating to an investment in the Subscription Receipts and the Variable Voting Shares issuable upon the automatic exchange of the Subscription Receipts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Those factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus.

These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the Company bases its forward-looking statements on assumptions that it believes were reasonable when made, which assumptions include, but are not limited to the Company’s ability to satisfy the conditions in the Standby Purchase Agreement, the Purchase Agreement, the Subscription Receipt Agreement and the Debt Subscription Receipt Indenture, the Company’s future growth potential, results of operations, future prospects and opportunities, execution of the Company’s business strategy, a stable workforce, no material variations in the current tax and regulatory environments, future levels of indebtedness and the ability to achieve future cost savings, the Company cautions you that forward-looking statements are not guarantees of future performance and that the Company’s actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. In addition, even if the Company’s results of operations, financial condition and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which the Company makes in this Prospectus speak only as of the date of such statement, and the Company does not undertake, and specifically declines, except as required by applicable law, any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this Prospectus are qualified by these cautionary statements.

CURRENCY

In this Prospectus, references to “$”, “C$” and “Canadian dollars” are to the lawful currency of Canada and references to “US$” and “U.S. dollars” are to the lawful currency of the United States. All dollar amounts herein are in Canadian dollars, unless otherwise stated.

ELIGIBILITY FOR INVESTMENT

In the opinion of Goodmans LLP, Canadian counsel to the Company, provided the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares (collectively, the “Offered Securities”) qualified hereby are listed on a designated stock exchange under the Income Tax Act (Canada) and regulations thereunder (the “Tax Act”) (which includes the TSX), the Offered Securities, if issued on the date hereof, would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSAs”).

Notwithstanding that the Offered Securities may be qualified investments, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of the Offered Securities and other tax consequences may result if the Offered Securities are a “prohibited investment”, as defined in the Tax Act, for the TFSA, RRSP or RRIF (as the case may be). The Offered Securities will generally be a “prohibited investment” if the holder or the annuitant (as the case may be) does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder or the annuitant (as the case may be) has a “significant interest”, as defined in the Tax Act, in the Company. Shareholders are urged to consult their own tax advisors in this regard.

RELIANCE ON THIRD PARTIES FOR INFORMATION ON THE SUN ELN BUSINESS

In respect of any information in this Prospectus that relates to QMI or the Sun ELN Business, Postmedia has relied exclusively on information that QMI has made available to Postmedia and information that is publicly available. Postmedia has no means of verifying the accuracy or completeness of any such information or whether there has been any failure by QMI to disclose information that may affect the significance or accuracy of the information and Postmedia expressly disclaims any liability for the accuracy or completeness of such information. Accordingly, Postmedia specifically disclaims any liability for any misrepresentation, error or inaccuracies in any such information. See “Risk Factors – Risks Related to the Sun Acquisition and Related Financings”.

TRADEMARKS

The Company owns or has rights to use the trademarks, service marks and trade names that it uses in connection with its business, such as Postmedia Network, Infomart and National Post. Each trademark, service mark and trade name of any other company, including Sun Media, appearing in this Prospectus to the Company’s knowledge, is owned by such other company. Solely for convenience, the trademarks, service marks and trade names referred to in this Prospectus are listed without the ® and ™ symbols, but such references are not intended to indicate in any way that the Company will not assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

INDUSTRY INFORMATION

This Prospectus includes market share, ranking, industry data and forecasts that the Company obtained from industry publications, surveys, public filings, documents and internal sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein.

Unless otherwise stated herein:

•	individual newspaper circulation figures were obtained from the AAM, the CMCA and the CCAB, which are independent audit organizations that audit the circulation of print media entities, including newspapers;

•	information regarding industry-wide newspaper circulation revenue and circulation were obtained from Newspapers Canada, a partnership between the Canadian Newspaper Association and the Canadian Community Newspaper Association, which are not-for-profit industry associations representing publishers of Canadian daily newspapers and weekly newspapers, respectively. The Circulation Data Report, prepared by Newspapers Canada, calculates paid circulation levels based on data provided by AAM, CMCA and CCAB reports. No single publication schedule applies across the Canadian newspaper industry. Therefore, in the Circulation Data Report, Newspapers Canada makes further calculations based on AAM, CMCA and CCAB data to derive industry-wide figures;

•	newspaper readership information was obtained from the Newspaper Association of America/Scarborough Research, and NADbank, a research organization that provides market information based on responses to the Newspaper Audience Databank survey for its newspaper, advertising agency and advertiser members which defines “paid circulation” as average sales of a newspaper per issue and “readership” as an estimate of the number of people who read or looked at an average issue of a newspaper; and

•	internet audience measurement information was obtained from: (a) comScore Media Metrix, the audience measurement division of comScore, which defines “total unique visitors,” a measure that the Company cites throughout this document, as “the estimated number of different individuals (in thousands) that visited any content of a website, a category, a channel, or an application during the reporting period”; and (b) the SiteCatalyst application provided by Omniture.

Statements as to the Company’s market position and ranking are based in part on market data currently available to it and management’s estimates and assumptions that have been made regarding the size of its markets within its industry. The Company believes data regarding the size of the markets and market share are inherently imprecise, but generally indicate size and position and market share within its markets. Although the Company is not aware of any misstatements regarding the industry data presented herein, the estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Prospectus. The Company cannot guarantee the accuracy or completeness of such information contained in this Prospectus.

GLOSSARY AND DEFINED TERMS

“333 King St. Lease” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements”.

“AAM” means Alliance for Audited Media.

“ABL Facility” means the one-year senior secured asset-based revolving credit facility for an aggregate amount of up to the lesser of $20 million or a borrowing base entered into by PNI on October 16, 2014.

“Action” means any action, claim, lawsuit, arbitration, order, direction, notice of non-compliance or proceeding of any nature by or before any Governmental Authority.

“Additional Notes” has the meaning ascribed to such term under “Use of Proceeds – The Debt Offering Proceeds Release.”

“Additional Subscription Privilege” has the meaning ascribed to such term under “Description of Offered Securities – Additional Subscription Privilege”.

“Additional Subscription Receipts” has the meaning ascribed to such term under “Description of Offered Securities – Basic Subscription Privilege”.

“allowable capital loss” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Canadian Holders – Treatment of Capital Gains and Capital Losses”

“Ancillary Agreements” means the Restructuring Agreements, the Transition Services Agreement, the Licensing Agreement, the Pension Plan and Employee Benefit Plan, the Sublease and any other agreements, documents or certificates executed and delivered by the PNI and QMI in connection with the consummation of the Contemplated Transactions.

“Approved Eligible Holder” has the meaning ascribed to such term under “Summary – Ineligible Holders of Rights and Ineligible Shareholders”.

“ARC” means an advance ruling certificate issued by the Commissioner under subsection 102(1) of the Competition Act with respect to the Contemplated Transactions.

“Basic Subscription Privilege” means the entitlement of a holder of Rights to acquire    —    Subscription Receipts for every Right held.

“Basket” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Indemnification”.

“Canada-U.S. Tax Treaty” has the meaning ascribed to such term under “Canadian Federal Income Tax Considerations – Non-Resident Holders – Dividends on Variable Voting Shares”.

“Canadian Holder” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Canadian Holders”.

“Canso” means Canso Investment Counsel Ltd., acting on behalf of certain accounts that it manages.

“Canso Group” has the meaning ascribed to such term under “The Company – Recent Developments”.

“Cap” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Indemnification”.

“CBCA” means Canada Business Corporations Act.

“CCAB” means Canadian Circulations Audit Board.

“CDS Participant” means a securities broker or dealer, bank or trust company or other participant in the book based system administered by the CDS.

“CDS” means CDS Clearing and Depository Services Inc.

“Closing Conditions” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Closing Conditions – Closing Conditions of PNI”.

“CMCA” means Canadian Media Circulation Audit.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commencement Date” has the meaning ascribed to such term under “Description of Offered Securities – Commencement Date and Expiry Date”.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act and includes his staff at the Competition Bureau.

“Company” means Postmedia Network Canada Corp.

“Competition Act Approval” means (1) an ARC shall have been issued by the Commissioner and such ARC shall not have been rescinded or amended prior to the Sun Acquisition Closing Date; (2) QMPI and PNI shall have given the notice required under section 114 of the Competition Act with respect to the Contemplated Transactions and the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner; or (3) the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in the case of (2) and (3), the Commissioner shall have issued a No-Action Letter which shall not have been rescinded or amended prior to the Sun Acquisition Closing Date.

“Competition Act” means the Competition Act (Canada), as amended, and the regulations thereunder.

“comScore” means comScore Media Metrix, the audience measurement division of comScore, Inc.

“Contemplated Transactions” means the sale and purchase of the QMPI Shares and the other transactions contemplated by the Purchase Agreement and the Ancillary Agreements.

“Damages” means any and all damages, losses, liabilities, costs and expenses (including expenses of investigation and reasonable fees and expenses of counsel and other professionals retained in connection with any Action) paid or payable or incurred by an Indemnified Party.

“DB” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Pension Plan and Employee Benefit Plan”.

“DC” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Pension Plan and Employee Benefit Plan”.

“Debt Offering Proceeds Release” means the release of escrowed proceeds for the Debt Subscription Receipts and exchange of Debt Subscription Receipts for Additional Notes, as described under “Use of Proceeds – The Debt Offering Proceeds Release”.

“Debt Subscription Agreement” means the subscription agreement dated as of October 6, 2014 between PNI and Canso pursuant to which the Debt Subscription Receipts were sold to Canso.

“Debt Subscription Receipt Indenture” means the subscription receipt indenture dated October 6, 2014 between PNI and Computershare Trust Company of Canada as subscription receipt agent.

“Debt Subscription Receipts” means the 139,303 debt subscription receipts issued pursuant to the Debt Subscription Receipt Indenture and sold by PNI to Canso under the Debt Subscription Agreement at a purchase price of $1,005 per Debt Subscription Receipt for gross proceeds to PNI of $140 million.

“Eligible Jurisdictions” means all provinces of Canada and all of the states of the United States.

“Escrowed Funds” means the aggregate of the Company’s gross proceeds from the issuance of the Subscription Receipts and any income (including interest or gains) net of any related expenses derived from investing the aggregate of the Company’s gross proceeds from the issuance of the Subscription Receipts.

“Exercise Price” means a price of $    —     per Subscription Receipt.

“Expiry Date” means     —    , 2015.

“Expiry Time” means 5:00 p.m. on the Expiry Date.

“First-Lien Notes” means the Original Notes and the Additional Notes.

“First Lien Note Indenture” has the meaning ascribed to such term under “Use of Proceeds – The Debt Offering Proceeds Release”.

“Fiscal Year” means any twelve month period ending on August 31.

“GoldenTree” means GoldenTree Asset Management LP.

“Governmental Entity” means any (i) multinational, federal, provincial, territorial, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Holder” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations”.

“IASB” means the International Accounting Standards Board

“IFRS” means the International Financial Reporting Standards as issued by the IASB.

“Indemnified Party” means a party claiming a right to indemnification pursuant to the Purchase Agreement.

“Ineligible Holder” has the meaning ascribed to such term under “Summary – Ineligible Holders of Rights and Ineligible Shareholders”.

“Ineligible Jurisdiction” means any jurisdiction outside the Eligible Jurisdictions.

“Ineligible Shareholders” has the meaning ascribed to such term under “Summary – Ineligible Holders of Rights and Ineligible Shareholders”.

“IRS” means the Internal Revenue Service.

“Landlord” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Sublease”.

“Licensing Agreement” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Covenants – Additional Covenants of QMI”.

“NADbank” means NADbank Inc., a research organization that provides market information for its newspaper, advertising agency and advertiser members.

“No-Action Letter” means a letter from the Commissioner advising PNI (directly or through its external counsel) that the Commissioner does not intend, at that time, to apply to the Competition Tribunal under section 92 of the Competition Act with respect to the Contemplated Transactions, and any terms or conditions attached to such advice are acceptable to PNI and QMI, acting reasonably.

“Non-Canadian” means persons who are citizens or subjects of a country other than Canada.

“Non-Resident Holder” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Non-Resident Holders”.

“Notice” has the meaning ascribed to such term under “Summary – Description of Subscription Receipts”.

“Offered Securities” has the meaning ascribed to such term under “Eligibility for Investment”.

“Offering” means this offering of Rights to subscribe for    —    Subscription Receipts.

“Omniture Site Catalyst” means the SiteCatalyst application provided by Omniture, Inc.

“Original Notes” means the currently outstanding $199.2 million aggregate principal amount of 8.25% Senior Secured Notes of PNI due in 2017.

“Original Sun Acquisition Closing Date” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Closing Date”.

“Outside Date” means April 27, 2015 or such later date as the parties to the Purchase Agreement may agree, provided that if on such date Competition Act Approval has not been obtained, the Outside Date shall automatically be extended to the earlier to occur of (1) ten business days after Competition Act Approval has been obtained and (2) June 26, 2015.

“Participant” means a CDS Participant.

“PES” means Postmedia Editorial Services.

“Pension Plan and Employee Benefit Plan” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements”.

“PFIC” has the meaning ascribed to such term under “Certain U.S. Federal Income Tax Considerations”.

“PIA” means Postmedia Integrated Advertising.

“PNI” means Postmedia Network Inc.

“PNI Closing Conditions” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Closing Conditions – Closing Conditions of PNI”.

“Postmedia” means Postmedia Network Canada Corp.

“Prospectus” means this short form prospectus.

“Purchase Agreement” means the purchase agreement dated as of October 6, 2014 between PNI and QMI in respect of the Sun Acquisition.

“Purchase Price” has the meaning ascribed to such term under “The Sun Acquisition – The Purchase Agreement”.

“Purchaser’s DB Plans” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Pension Plan and Employee Benefit Plan”.

“QMI” means Quebecor Media Inc.

“QMI Closing Conditions” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement – Closing Conditions – Closing Conditions of QMI”.

“QMPI” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement”.

“QMPI Shares” means all of the issued and outstanding shares of QMPI.

“Qualifying Public Company” has the meaning ascribed to such term under “The Company – Regulation”.

“Record Date” means    —    , 2015.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Release Conditions” has the meaning ascribed to such term under “Description of Offered Securities – Description of Subscription Receipts”.

“Release Deadline” means 5:00 p.m. (Toronto time) on June 26, 2015.

“Restructuring Agreements” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement”.

“Restructuring Transactions” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement”.

“Rights” means the fully transferable and divisible rights to subscribe for and purchase an aggregate of     —    Subscription Receipts.

“Rights Agent” means Computershare Investor Services Inc.

“Rights Certificates” means the certificates that represent the Rights.

“Rights Plan” means the Shareholder Rights Plan Agreement dated as of November 8, 2010 between Postmedia and Computershare Investor Services Inc., as rights agent;

“RRIFs” has the meaning ascribed to such term under “Eligibility for Investment”.

“RRSPs” has the meaning ascribed to such term under “Eligibility for Investment”.

“SEC” means the United States Securities and Exchange Commission.

“Second-Lien Notes” means the 12.50% Senior Secured Notes due 2018 issued by PNI on July 13, 2010.

“SEDAR” means the System for Electronic Data Analysis and Retrieval.

“Seller DB Plans” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Pension Plans and Employee Benefit Plans”.

“Shareholder” means the registered and/or non-registered owners of the Shares, as the context requires.

“Shares” means, collectively, the Voting Shares and the Variable Voting Shares.

“Standby Purchase Agreement” means the standby purchase agreement dated as of October 6, 2014 between Postmedia and the Standby Purchaser.

“Standby Purchaser” means certain funds or accounts for which GoldenTree Asset Management LP acts as investment manager.

“Standby Purchaser Fee” has the meaning ascribed to such term under “Agreements with the Standby Purchaser – Standby Purchase Agreement”.

“Standby Subscription Receipts” means the Subscription Receipts that are not otherwise purchased pursuant to this Offering, which the Standby Purchaser has agreed, subject to certain terms and conditions, to purchase at the Exercise Price.

“Sublease” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Sublease”.

“Subscription Office” means the principal office of Computershare Trust Company of Canada located in Toronto.

“Subscription Receipt Agent” means Computershare Trust Company of Canada.

“Subscription Receipt Agreement” means the subscription receipt agreement dated    —    , 2015 between the Company, GoldenTree and the Subscription Receipt Agent.

“Subscription Receipts” means the subscription receipts for which the rights are exercisable.

“Sun Acquisition” means the Company’s proposed acquisition of the QMPI Shares pursuant to the Purchase Agreement.

“Sun Acquisition Closing Date” has the meaning ascribed to such term under “The Sun Acquisition – The Purchase Agreement”.

“Sun Acquisition Financing” has the meaning ascribed to such term under “The Sun Acquisition – The Purchase Agreement – Covenants – Additional Covenants of PNI”.

“Sun ELN Business” means (1) the printing, publication and distribution of the publications purchased by PNI through the Sun Acquisition, including the publication and distribution of digital and online versions thereof, (2) the operation of autonetdealersolutions.com and the English-language versions of the following websites: canoe.ca, Homes-Extra.ca, Autonet.ca, classifiedextra.ca and yourlifemoments.ca, excluding the canoe.ca and Autonet.ca domain names, (3) the operation of the printing facilities owned by QMPI, including the printing facility in Islington, Ontario, and the associated commercial printing business, excluding however, the printing facility in Mirabel, Quebec and the commercial printing business associated therewith, (4) the distribution of flyers, (5) licensing to third parties of media content and (6) ancillary revenue generating activities from leasing or subleasing certain real property to third parties.

“Sun Media” means Sun Media Corporation, a wholly owned subsidiary of QMI.

“Tax Act” has the meaning ascribed to such term under “Eligibility for Investment”.

“Tax Proposals” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations”.

“taxable capital gain” has the meaning ascribed to such term under “Certain Canadian Federal Income Tax Considerations – Canadian Holders – Treatment of Capital Gains and Capital Losses”.

“Termination Event” has the meaning described under “Description of Offered Securities – Description of Subscription Receipts”.

“Term Sheet” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Transition Services Agreement”.

“TFSAs” has the meaning ascribed to such term under “Eligibility for Investment”.

“Transaction Agreements” means, collectively, the Subscription Receipt Agreement, the Purchase Agreement, the Debt Subscription Receipt Indenture and the Standby Purchase Agreement.

“Transferred Employees” has the meaning ascribed to such term under “The Sun Acquisition – Purchase Agreement”.

“Transition Services” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Transition Services Agreement”.

“Transition Services Agreement” has the meaning ascribed to such term under “The Sun Acquisition – Ancillary Agreements – Transition Services Agreement”.

“Trustee” means Computershare Trust Company of Canada.

“TSX Approval” means the approval of the TSX for the issuance and listing of the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable on the exchange of the Subscription Receipts and the Standby Subscription Receipts.

“TSX” means the Toronto Stock Exchange.

“U.S. Holder” has the meaning ascribed to such term under “Certain U.S. Federal Income Tax Considerations”.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

“Variable Voting Shares” means the Class NC variable voting shares in the capital of the Company.

“Voting Restriction Agreement” has the meaning ascribed to such term under “Agreements with the Standby Purchaser – Voting Restriction Agreement”.

“Voting Shares” means the Class C voting shares in the capital of the Company.

SUMMARY

The following is a summary of the principal features of this Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus. Certain terms used in this summary and in this Prospectus are defined elsewhere herein. Unless otherwise stated, all references in this Prospectus to dollar amounts are in Canadian dollars.

Offering:	Rights to subscribe for — Subscription Receipts.

Each Shareholder of record at the close of business on the Record Date will receive one Right for each Share held.

Record Date:	— , 2015

Expiry Date:	— , 2015

Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and have no value.

Exercise Price:	$ — per Subscription Receipt.

Proceeds:	$173,500,000, before deducting the Standby Purchaser Fee of $7.1 million (of which $1.9 million has already been paid) and estimated other expenses of approximately $1.6 million, which will be paid by Postmedia.

Use of Proceeds:	The Company will use the proceeds of this Offering to fund a portion of the Purchase Price. The balance of the Purchase Price and transaction fees associated with the Sun Acquisition will be paid by Postmedia using the proceeds from the Debt Subscription Receipts, the net proceeds of $12.4 million related to the sale of the Montreal Gazette production facility and corporate cash.

See “The Sun Acquisition” and “Use of Proceeds”.

Basic Subscription Privilege:	Every one Right entitles the holder thereof (other than an Ineligible Holder or Ineligible Shareholder) to subscribe for — Subscription Receipts upon payment of the Exercise Price prior to the Expiry Time on the Expiry Date. No fractional Subscription Receipts will be issued. See “Description of Offered Securities – Basic Subscription Privilege”.

Additional Subscription Privilege:	Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for Additional Subscription Receipts, if any, that are not otherwise subscribed for under this Offering pursuant to the Basic Subscription Privilege on a pro rata basis prior to the Expiry Time on the Expiry Date. See “Description of Offered Securities – Additional Subscription Privilege”.

Description of Subscription Receipts:	The Subscription Receipts will be issued pursuant to and will be governed by the terms of the Subscription Receipt Agreement. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration and without any further action by the holders of the Subscription Receipts, one Variable Voting Share upon the satisfaction or waiver, as applicable, of the Release Conditions.

Holders of Subscription Receipts will receive Variable Voting Shares upon the exchange of Subscription Receipts, regardless of whether such holder is a Canadian or a Non-Canadian. Pursuant to the terms of the Variable Voting Shares, each Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Company or the holder, if such

Variable Voting Share is issued to a person who is a Canadian, unless otherwise expressly directed by such person in writing prior to the issuance of such Share (a “Notice”). Pursuant to the Rights Certificate, any person who is a Canadian who has exercised Rights will be deemed to have provided such Notice, with the effect that any Variable Voting Shares issued to persons that are Canadians shall not convert to Voting Shares on issuance.

The Escrowed Funds will be held by the Subscription Receipt Agent and invested in short-term obligations of, or guaranteed by, the Government of Canada, investment certificates of a Canadian chartered bank and other investments as directed in writing by the Company as further set out in the Subscription Receipt Agreement. Provided the Release Conditions are satisfied or waived, as applicable, at or prior to the Release Deadline, the Escrowed Funds, together with interest thereon, will be released as directed by Postmedia in partial satisfaction of the Purchase Price and all Subscription Receipts will be automatically exchanged without payment of additional consideration and without any further action on the part of the holders. If the Release Conditions are not satisfied or waived, as applicable, at or prior to the Release Deadline or any other Termination Event occurs prior to the Release Deadline, the Subscription Receipt Agent will pay to holders of Subscription Receipts an amount equal to the subscription proceeds for the Subscription Receipts and a payment equivalent to their pro rata share of any interest on such amount less applicable withholding taxes, if any. See “Description of Offered Securities – Description of Subscription Receipts”.

Exercise of Rights:	For Shares held in registered form, a Rights Certificate representing the total number of Rights to which a holder is entitled will be mailed with a copy of this Prospectus to each registered Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate to the Rights Agent in accordance with the terms of this Offering and in the manner and upon the terms set out in this Prospectus. See “Description of Offered Securities – Rights Certificate – Shares Held in Registered Form”.

For Shares held through a CDS Participant in the book based system administered by CDS, a subscriber may subscribe for Subscription Receipts by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Exercise Price for each Subscription Receipt subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Subscription Receipts pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights sufficiently in advance of the Expiry Time on the Expiry Date, along with payment for the number of Additional Subscription Receipts requested. Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Subscription Receipts made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Subscription Receipts once submitted. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Date. See “Description of Offered Securities – Rights Certificate – Shares Held Through CDS”.

Ineligible Holders of Rights and Ineligible Shareholders:

This Offering is made only in the Eligible Jurisdictions and to Approved Eligible Holders (as defined below). However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states in the United States may not permit or may limit the Company’s ability to offer Rights and/or Subscription Receipts in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is not resident in an Eligible Jurisdiction (an “Ineligible Holder”), except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an “Approved Eligible Holder”).

Rights Certificates will not be issued and forwarded by the Company to Shareholders whose registered address is not in an Eligible Jurisdiction (“Ineligible Shareholders”), other than Approved Eligible Holders. Ineligible Shareholders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Rights Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Shareholders wishing to participate in the Offering. Rights Certificates in respect of Rights issued to Ineligible Shareholders will be issued to and held by the Rights Agent as agent for the benefit of Ineligible Shareholders. The Rights Agent will hold the Rights until 5:00 p.m. (Toronto time) on — , 2015 in order to provide Ineligible Shareholders an opportunity to claim a Rights Certificate by satisfying the Company that the issue of Subscription Receipts pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Rights Agent, for the account of registered Ineligible Shareholders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Shareholders represented by Rights Certificates in the possession of the Rights Agent on such date or dates and at such price or prices as the Rights Agent determines in its sole discretion. See “Description of Offered Securities – Ineligible Holders of Rights and Ineligible Shareholders”.

Standby Purchase Agreement:	Under the Standby Purchase Agreement, the Standby Purchaser has agreed, subject to certain terms and conditions, to purchase the Standby Subscription Receipts. In consideration of the commitment to purchase the Standby Subscription Receipts, the Standby Purchaser will be entitled to the Standby Purchaser Fee (a portion of which has already been paid to the Standby Purchaser). Neither GoldenTree nor the Standby Purchaser is engaged as an underwriter in connection with the Offering and neither has been involved in the preparation of, or performed any review of, this Prospectus in the capacity of an underwriter. See “Agreements with the Standby Purchaser – Standby Purchase Agreement”.

Listing and Trading:	The Company is applying to list the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable on the exchange of the Subscription Receipts and the Standby Subscription Receipts on the TSX. Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The currently outstanding Variable Voting Shares are listed and posted for trading on the TSX under the symbol “PNC.B”.

Risk Factors:	An investment in the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts is subject to a number of risk factors. See “Risk Factors”.

THE SUN ACQUISITION

Overview of the Acquisition

On October 6, 2014, Postmedia entered into a Purchase Agreement with QMI to acquire QMPI. At the time of the Sun Acquisition, if completed, QMPI will own Sun Media’s stable of 173 English-language newspapers and specialty publications as well as digital properties, including the Sun chain of dailies, consisting of The Toronto Sun, The Ottawa Sun, The Winnipeg Sun, The Calgary Sun and The Edmonton Sun, as well as The London Free Press and the free 24 Hours dailies in Toronto and Vancouver. The purchase price for the Sun Acquisition is $316 million in cash less a $10.5 million adjustment related primarily to real estate properties to be disposed of by Sun Media prior to closing, and other customary price adjustments to be determined subsequent to closing. The transaction also includes the acquisition of associated English-language digital properties, including the Canoe portal outside of Quebec, as well as QMI’s Islington printing plant in Ontario, and 34 owned real estate properties in Ontario, Alberta and Manitoba.

Rationale for the Sun Acquisition

The Sun Acquisition is expected to benefit the Company in a number of areas, including the following:

Improves Postmedia’s Positioning as a Canadian English Newspaper Operator

The Sun Acquisition improves Postmedia’s positioning as the largest publisher of paid English-language daily newspapers and owner of digital properties with the highest online newspaper audience in the country and extends its audience-focused strategy. On a pro forma basis, Postmedia will own 43 of the 93 paid daily English and French newspapers in Canada and 43% of total daily paid newspaper circulation and 55% of paid daily English-language newspaper circulation, all according to Newspapers Canada’s 2013 Circulation Data Report. An important factor in the Sun Acquisition is the low audience duplication, which the Company believes exists between the Sun ELN Business and Postmedia’s existing English-language newspapers.

In addition, the Sun Acquisition presents an opportunity to extend Postmedia’s digital content to the Sun ELN Business in order to make Postmedia more competitive in digital media and digital advertising. This improved product offering is expected to allow Postmedia to better compete with large digital advertising options such as Google, Facebook and Yahoo for advertising revenue.

De-Risking of Postmedia’s Capital Structure

The Sun Acquisition will function as a de-leveraging event that is expected to meaningfully improve Postmedia’s capital structure. The ratio of total leverage to free cash flow is expected to decrease and new equity will represent more than 50% of total financing required for the Sun Acquisition. In addition, the Sun Acquisition will increase the total asset base of the Company, including the addition of 34 real estate properties comprising an aggregate of more than 1,000,000 square feet. These properties have the potential to be monetized for the purpose of deleveraging or additional investment.

Enhances Postmedia’s Free Cash Flow Profile

The Sun ELN Business produces significant free cash flow that will improve the credit profile and financial strength of the Company. The Company’s stronger cash flow generation is expected to allow Postmedia to accelerate its deleveraging timeline.

Strong Integration and Synergy Potential

The familiarity that the Postmedia management team has with the Sun ELN Business is expected to assist in the integration of the Sun ELN Business with Postmedia. In particular, Paul Godfrey spent 16 years with Sun Media, including as President and Chief Executive Officer, and Wayne Parrish was formerly president and Chief Executive Officer of CANOE and General Manager and Executive Editor of the Toronto Sun.

Postmedia expects the Sun Acquisition to allow it to generate both immediate and longer-term cost savings. Postmedia management estimates that short term annualized cost savings synergies will amount to approximately

$6-10 million. Longer term, Postmedia will seek to leverage its national sales platform to drive revenue synergies at Sun Media. Furthermore, the Company may be able to use its historic tax losses to reduce future taxable income of the combined entity.

Purchase Agreement

The following is a summary of the material terms of the Purchase Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Purchase Agreement, which is available on SEDAR at www.sedar.com. Capitalized terms used in this summary not otherwise defined in this Prospectus have the meanings given to them in the Purchase Agreement.

Prior to PNI’s purchase of the Sun ELN Business, QMI and certain of its affiliates will enter into several agreements (collectively, the “Restructuring Agreements”) whereby QMI and its affiliates will transfer all of the Sun ELN Business and employees associated with the Sun ELN Business (the “Transferred Employees”), to Quebecor Media Printing Inc. (“QMPI”) and its wholly owned subsidiaries. Upon completion of the transactions contemplated by the Restructuring Agreements (the “Restructuring Transactions”), QMI will hold all of the issued and outstanding shares of QMPI (the “QMPI Shares”) and QMPI will, directly or indirectly, own the Sun ELN Business.

Pursuant to the Purchase Agreement, PNI has agreed to acquire all of the QMPI Shares for a cash purchase price (the “Purchase Price”) of $305,500,000, consisting of an initial purchase price of $316,000,000 less a $10,500,000 adjustment related primarily to real estate assets to be disposed of by Sun Media prior to completion of the Sun Acquisition. The Purchase Price is also subject to adjustment in respect of (a) a proposed transfer of assets from Sun Media defined pension plans to “mirror” defined pension plans that will be established by Postmedia and (b) the amount of working capital included in the Sun ELN Business on the date on which the Sun Acquisition is completed (the “Sun Acquisition Closing Date”).

Representations and Warranties of the Parties

The Purchase Agreement contains representations and warranties made by each of PNI and QMI for the benefit of the other party. Those representations and warranties were made solely for purposes of the Purchase Agreement and may be subject to important qualifications, limitations and exceptions agreed to by PNI and QMI in connection with negotiating its terms. Certain of the representations and warranties are qualified as to knowledge by certain of the executives of each of the parties, materiality or Material Adverse Effect (as defined in the Purchase Agreement) for the purpose of allocating risk between the parties. Certain of the representations and warranties that (i) are considered to be fundamental to the completion of the Sun Acquisition or are the basis for any claim involving fraud or fraudulent or wilful misrepresentation, survive indefinitely or (ii) relate to tax or environmental regulatory matters, survive until ninety days after the expiry of the applicable statutory limitation period, and subject to certain exceptions, the remaining representations and warranties of the parties survive for a period of two years from the completion of the Sun Acquisition.

The representations and warranties provided by QMI in favour of PNI relate to, among other things: (a) due organization and qualification; (b) authority to enter into the Purchase Agreement; (c) the enforceability of the Purchase Agreement and Ancillary Agreements; (d) organizational documents and corporate records; (e) no conflicts as a result of the transaction; (f) receipt of required consents; (g) receipt of governmental authorizations; (h) capitalization; (i) subsidiaries and investments; (j) financial statements; (k) the absence of undisclosed liabilities, indebtedness and liens; (l) the absence of certain changes or events in the Sun ELN Business; (m) material contracts; (n) legal proceedings; (o) compliance with applicable laws; (p) licenses; (q) title to and sufficiency of assets; (r) real property; (s) inventories; (t) key customers and suppliers; (u) intellectual property; (v) tax matters; (w) environmental matters; (x) labour and employment matters; (y) pension and employee benefit matters; (z) related party transactions; (aa) outstanding powers of attorney; (bb) privacy laws; (cc) insurance matters and (dd) broker or finder’s fees.

The representations and warranties provided by PNI in favour of QMI relate to, among other things: (a) due organization and qualification; (b) authority to enter into the Purchase Agreement; (c) the enforceability of the Purchase Agreement and Ancillary Agreements; (d) no conflicts as a result of the transaction; (e) receipt of required consents; (f) receipt of governmental authorization; (g) legal proceedings; (h) PNI’s financing in relation to the Sun Acquisition and sufficiency of funds; and (i) broker or finder’s fees.

Covenants

Mutual Covenants

In addition to certain customary covenants, each of PNI and QMI agreed to, as may be applicable, use commercially reasonable efforts to

(a)	obtain the TSX Approval;

(b)	obtain Competition Act Approval;

(c)	cooperate to continue providing commercial printing services for up to three years after the Sun Acquisition Closing Date to certain customers who received such services from QMI’s Islington and Mirabel commercial printing facilities during the 12 months ended June 30, 2014; and

(d)	negotiate in good faith a form of transition services agreement, which form shall include the terms and conditions set out in the Purchase Agreement.

Additional Covenants of QMI

In addition to certain customary covenants QMI has agreed to:

(a)	until the earlier of the Sun Acquisition Closing Date and the date, if any, on which the Purchase Agreement is terminated in accordance with its terms and conditions:

(i)	carry on the Sun ELN Business in the ordinary course of business consistent with past practice,

(ii)	continue to make all necessary capital investment in the Sun ELN Business that is required to ensure the continued operation of the Sun ELN Business consistent with past practice and standards;

(iii)	use commercially reasonable efforts, consistent with the financial and commercial circumstances of the Sun ELN Business and the Canadian newspaper industry to preserve intact in all material respects, the Sun ELN Business as it exists on the date of the execution of the Purchase Agreement;

(b)	subject to certain exceptions, customary prohibitions on changes to the Sun ELN Businesses without the consent of PNI;

(c)	customary non-solicitation prohibitions on seeking or receiving alternative offers or proposals that would be competitive with the Sun Acquisition;

(d)	subject to exceptions for (i) Sun TV or websites or other digital content related thereto and (ii) English-language magazine operations or websites or other digital content related thereto, customary restrictive covenants including non-competition with respect to English-language newspaper operations or websites or other digital content relating to English-language news anywhere in Canada surviving for a period of three years after the Sun Acquisition Closing Date;

(e)	subject to certain exceptions, non-solicitation of the employees transferred to PNI in connection with the Sun Acquisition surviving for a period of three years after the Sun Acquisition Closing Date;

(f)	subject to certain exceptions, non-solicitation of active or potential customers of the commercial printing operations of QMPI surviving for a period of three years after the Sun Acquisition Closing Date;

(g)	no later than 180 days after the Sun Acquisition Closing Date and subject to the terms of a licensing agreement to be entered into between Postmedia and QMI (the “Licensing Agreement”), cause any affiliate that has a corporate name that is included in the intellectual property purchased from QMI by PNI (including “Sun Media”) to change their respective corporate names and cease using any business or trade names associated with the foregoing corporate names except as otherwise contemplated in the Licensing Agreement; and

(h)	customary obligations to assist the Company in obtaining the Sun Acquisition Financing.

Additional Covenants of PNI

In addition to customary covenants PNI has agreed, among other things, to use its best efforts to obtain the debt and equity financing (the “Sun Acquisition Financing”) on the terms and conditions described in the Standby Purchase Agreement and the Debt Subscription Agreement as applicable to each.

Closing Conditions

The obligations of PNI and QMI to consummate the Sun Acquisition are subject to the satisfaction (or waiver by the applicable party) at or prior to the Sun Acquisition Closing Date of certain customary conditions as well as the conditions set out below.

Closing Conditions of QMI

At or prior to closing: (a) subject to certain exceptions and materiality qualifiers, each of the representations and warranties of PNI set forth in the Purchase Agreement shall be true at correct as if made on the Sun Acquisition Closing Date; (b) PNI shall have performed in all material respects all covenants, agreements and obligations required by the Purchase Agreement to be performed or complied on or prior to the Sun Acquisition Closing Date; (c) all deliverables required pursuant to the terms and conditions of the Purchase Agreement shall have been executed and delivered, including the Ancillary Agreements; and (d) Competition Act Approval shall have been obtained (collectively the “QMI Closing Conditions”).

Closing Conditions of PNI

At or prior to closing: (a) subject to certain exceptions and materiality qualifiers, each of the representations and warranties of QMI set forth in the Purchase Agreement shall be true at correct as if made on the Sun Acquisition Closing Date; (b) QMI shall have performed in all material respects all covenants, agreements and obligations required by the Purchase Agreement to be performed or complied on or prior to the Sun Acquisition Closing Date; (c) there shall not have been a Material Adverse Effect between the date of execution of the Purchase Agreement and the Original Sun Acquisition Closing Date; (d) QMI shall have provided all necessary notifications and received all necessary third party consents; (e) Competition Act Approval and TSX Approval shall have been obtained; (f) the Restructuring Transactions shall be completed on the day immediately prior to the Sun Acquisition Closing Date; and (g) all deliverables required pursuant to the terms and conditions of the Purchase Agreement shall have been executed and delivered, including the Ancillary Agreements (collectively, the “PNI Closing Conditions” and together with the QMI Closing Conditions, the “Closing Conditions”).

Closing Date

The Sun Acquisition Closing Date shall be the date that is no later than ten business days following the date on which all of Closing Conditions have been met or, to the extent permitted by applicable law, waived (other than those conditions which by their nature are to be satisfied by actions taken at the Sun Acquisition Closing Date, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of all conditions at the Sun Acquisition Closing Date), provided that if the Offering has not closed by such date on which all of the conditions to closing have been met or waived (the “Original Sun Acquisition Closing Date”), PNI may, by delivering written notice to QMI at least two business days prior to the Original Sun Acquisition Closing Date, extend the Original Sun Acquisition Closing Date to the date that is the earlier of (i) 20 days following the Original Sun Acquisition Closing Date and (ii) two business days after the closing of this Offering.

Indemnification

Subject to customary qualifications, terms and conditions, each of PNI and QMI have agreed to indemnify and defend the other party (and its respective affiliates, directors officers, employees, agents and permitted assigns) against Damages suffered by the other party in connection with: (a) any breach of, or inaccuracy in, any representation or warranty of the indemnifying party contained in the Purchase Agreement; or (b) any breach of, or failure to timely perform, any covenant or agreement of the indemnifying party contained in or made pursuant to the Purchase Agreement. Subject to certain exceptions and exclusions, each of PNI and QMI shall not be required to indemnify, defend or hold harmless the other party for any Damages until the aggregate amount of the Damages with respect to the matters contemplated thereby exceeds $2,750,000 (the “Basket”), in which case all such Damages including the Basket may be recovered up to a maximum aggregate amount of damages of $45,000,000 (the “Cap”); provided, however, that the Basket and Cap shall not apply with respect to certain specified fundamental representations.

QMI has also agreed to indemnify and defend PNI (and its affiliates, directors, officers, employees, agents and permitted assigns) against liabilities relating to or arising out of a number of specified matters, including:

(a)	actions relating to the Sun ELN Business that were pending as of the Sun Acquisition Closing Date or that arise after the Sun Acquisition Closing Date but relate to matters that occurred or existed prior to the Sun Acquisition Closing Date;

(b)	certain liabilities relating to the employees of the Sun ELN Business in respect of periods prior to the Sun Acquisition Closing Date;

(c)	taxes payable in respect of the Sun ELN Business for any period prior to the Sun Acquisition Closing Date;

(d)	the Restructuring Transactions (including any taxes payable in respect thereof);

(e)	certain specified environmental matters; and

(f)	costs incurred by PNI to replace any information technology infrastructure or licenses that are used to operate the Sun ELN Business but not transferred to PNI as part of the Sun Acquisition.

Termination

The Purchase Agreement may be terminated prior to the Sun Acquisition Closing Date in certain circumstances by either party as follows: (a) by mutual written agreement; (b) if any Governmental Authority permanently and finally restrains, enjoins or otherwise prohibits the consummation of the Sun Acquisition; (c) if the closing shall not have occurred on or before the Outside Date (provided that this right is unavailable to any party whose failure to fulfill any obligation under, or breach of any provision of, the Purchase Agreement shall have been the cause of the failure of the closing to occur on or before the Outside Date); or (d) subject to customary exceptions, in the event of an uncured breach of any representation, warranty, covenant or agreement of the breaching party made in the Purchase Agreement such that it would be impossible for the breaching party to satisfy either of the closing conditions relating to the accuracy of the representations and warranties of, or the performance of covenants by, the breaching party.

Ancillary Agreements

In connection with the completion of the Sun Acquisition, PNI and QMI have agreed to enter into the Ancillary Agreements on the Sun Acquisition Closing Date. The following are brief descriptions of the Ancillary Agreements.

Restructuring Agreements

The Sun ELN Business, including the assets, property and Transferred Employees relating to the Sun ELN Business, are not currently held solely by QMI. They are held separately by QMI and its affiliates, Sun Media, 7731558 Canada Inc., 1576626 Ontario Inc. and QMPI. In order to consolidate the Sun ELN Business into QMPI for the purposes of the sale of the Sun ELN Business to PNI by way of the sale of the QMPI Shares, prior to PNI’s purchase of the Sun ELN Business, QMI and such affiliates will enter into the Restructuring Agreements whereby QMI and its affiliates will transfer the Sun ELN Business and the Transferred Employees to QMPI and its wholly owned subsidiaries. These Restructuring Transactions shall be completed on, but not before, the day that is immediately prior to the Sun Acquisition Closing Date and no later than the close of business on such day, substantially in the manner described in the Purchase Agreement and in accordance with the terms and conditions of the Restructuring Agreements. Upon completion of the Restructuring Transactions, QMI will hold all of the QMPI Shares and QMPI will, directly or indirectly, own the Sun ELN Business.

Pension Plan and Employee Benefit Plan

The Pension Plan and Employee Benefit Plan sets out a number of arrangements between PNI and QMI regarding the transfer of pension plans and employee benefits currently maintained by QMI for the employees of the Sun ELN Business.

With respect to all unionized Transferred Employees who participate in defined benefit (“DB”) plans sponsored by QMI or its affiliates (the “Seller DB Plans”), PNI will establish new mirror DB plans (the “Purchaser’s DB Plans”), into which the unionized Transferred Employees will be enrolled as of the Sun Acquisition Closing Date. PNI and QMI have agreed, subject to applicable laws and regulatory consent, to transfer the accrued pension liabilities and related assets of the unionized Transferred Employees from the Seller DB Plans into the Purchaser’s DB Plans.

PNI will offer enrolment in a defined contribution (“DC”) pension plan as of the Sun Acquisition Closing Date to non-unionized Transferred Employees who participate in the Seller DB Plans. PNI will also assume responsibility for a number of existing DC arrangements sponsored by QMI affiliates for Transferred Employees.

Licensing Agreement

The Licensing Agreement provides that, following the Sun Acquisition Closing Date, QMI will retain the CANOE and AUTONET trade-marks and the canoe.ca and autonet.ca domain names. Postmedia will acquire all Sun Media-related marks, the canoe.com domain name and may acquire the autonet.com domain name or variant thereof. The Licensing Agreement provides terms for the ownership, operation and transfer of the CANOE and AUTONET websites after the Sun Acquisition Closing Date.

The Licensing Agreement provides for a 12-month phase-out period after the Sun Acquisition Closing Date by which QMI will change the logo of “Sun TV” so that it is no longer similar to the logo associated with any Sun Media newspaper or any trade-mark of Postmedia and cease using certain domain names for its “Sun News” website.

Transition Services Agreement

Prior to the Sun Acquisition Closing Date, PNI and QMI will negotiate and enter into a transition services agreement (the “Transition Services Agreement”) which shall include certain terms and conditions set out in the term sheet agreed to in the Purchase Agreement (the “Term Sheet”). The Term Sheet provides that, for a period of up to eighteen months commencing from the Sun Acquisition Closing Date, PNI and QMI will provide to each other certain transition services that are necessary to complete the orderly transition of the Sun ELN Business from QMI to Postmedia. It is currently anticipated that the transition services will include, among other things, payment and collection services, third party content services, information technology services, information technology support services, and printing services (collectively, the “Transition Services”). As consideration for the Transition Services, each of PNI and QMI will reimburse the other party for their out-of-pocket costs incurred in providing the applicable Transition Services, without any overhead or profit allocation.

Sublease

QMI, as tenant, and First Gulf King Street Inc. and Sun Life Assurance Company of Canada, together as landlord (the “Landlord”), entered into to a lease for 333 King Street East, Toronto, Ontario, dated April 30, 2010, as amended by an amending agreement dated February 1, 2013 (the “333 King St. Lease”). Pursuant to the terms and conditions of the Purchase Agreement, on or before the Sun Acquisition Closing Date, the 333 King St. Lease will be assigned by QMI to QMPI with the result that QMPI will become the tenant.

Effective from the Sun Acquisition Closing Date and until the expiry of the existing term of the 333 King St. Lease, QMPI, as sublandlord, and QMI (or one of its affiliates), as subtenant, will enter into a sublease (the “Sublease”) pursuant to which QMPI will sublease to QMI (or one of its affiliates), approximately 16.0% of the total square footage of rented space of the premises subject to the 333 King St. Lease. QMI (or one of its affiliates) will pay QMPI net rent equal to (i) 16.0% of the net rent owing by QMPI in respect of 100% of the total square footage of space rented by the QMPI; and (ii) 16.0% of all other costs charged to QMPI by the Landlord in connection with the 333 King St. Lease (including additional rent and fees) and otherwise on terms and conditions, and in a form acceptable to PNI and QMI, each acting reasonably.

THE COMPANY

General

Postmedia’s business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. Postmedia is the largest publisher by circulation of paid English-language daily newspapers in Canada, according to Newspapers Canada’s 2013 Circulation Data Report. The Company has the highest weekly print readership of paid English-language daily newspapers in Canada, based on NADbank 2013 survey data.

The combination of these distribution platforms provides audiences with a variety of media through which to access and interact with Postmedia’s content. The breadth of Postmedia’s reach and the diversity of its content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider.

Postmedia had an approximately 25% share of Canada’s total daily newspaper paid circulation according to Newspapers Canada’s 2013 Circulation Data Report, and weekly readership of 3.9 million Canadian adults according to 2013 NADbank survey data. The Company has the leading paid English-language daily newspapers, based on weekly print readership, in five out of the six largest advertising markets in Canada according to 2013 NADbank survey data. Its daily metropolitan newspaper brands are among the oldest in Canada with an average publication history of 138 years.

Postmedia has one operating segment: the Newsmedia operating segment. The Newsmedia operating segment publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com website, each newspaper’s online website, various classified advertising websites and Infomart, the Company’s media monitoring service.

The Company owns and operates the National Post, which is one of Canada’s two daily national newspapers, nine daily metropolitan newspapers, five non-daily community newspapers, and various non-daily shopping guides and newspaper-related publications. Its operations also include PES, a newspaper production service, Postmedia Integrated Advertising (“PIA”), an integrated advertising division, and Flyer Force, a distribution service for advertising flyers and circulars for third parties. The Company also provides sales representation services to third-party owned publications.

Postmedia also has an extensive portfolio of digital media and online assets. It owns and operates 26 destination websites that make up the Postmedia digital network, one of Canada’s leading online general news and information sources, covering its newspapers’ websites, including classified websites and other online properties. The Company also provides sales representation services to third-party branded sites.

The Company has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms such as iOS, Android and Blackberry. The Company’s mobile applications include, but are not limited to, applications relating to its newspaper operations.

Business Strategy

The Company’s mission is to optimize near-term revenue while seeking to strategically reposition itself for future revenue and operating income growth. The Company’s vision is to be an “audience first” organization that deeply understands its audience and delivers the most relevant news, information and services across the four platforms of print, web, tablet and smartphone and to build a consultative, multi-platform sales approach in order to cost-effectively drive results for its advertisers by reaching the most relevant audience at scale.

The Company is focused on optimizing print and aggressively pursuing digital media revenue growth and growing complementary digital businesses, as well as broadening the Company’s audience intelligence and deepening its level of engagement. This approach is supported by three broad strategies – Differentiate, Engage and Monetize – which will each be complemented and enhanced by the addition of the Sun ELN Business while maintaining a focus on reducing its cost structure.

Differentiate

The Company has launched its Reimagined strategy across the four major media platforms of print, web, tablet and smartphone in three of its markets, and intends to roll out to its other metropolitan markets while evaluating opportunities to do so with the Sun ELN Business brands. These products and services leverage the unique technological characteristics and usage patterns of each platform to deliver differentiated products and experiences to specific audiences, with a strong orientation toward local content. The products also reflect the distinct demographic and other characteristics of the audience that is being targeted, while maintaining brand integration and consistency. In tandem with its Reimagined strategy market launches, the Company has been restructuring and retooling its newsroom operations to streamline production while developing a deeper, more versatile journalistic content engine to feed the expanding array of products.

Adding the Sun ELN Business brands, distinct and varied audiences and geographic reach will create a broader array of offerings for audiences and advertisers. It will also allow for an expanded differentiation strategy by matching Sun ELN Business brands and strengths to emerging mobile technologies and platforms.

Engage

The Company has developed an enterprise-wide audience database, which provides extensive intelligence analytics related to audience usage patterns and platform and content preferences. This audience intelligence provides the Company with the opportunity to generate digital advertising revenues based on both distinct segments of the audience in order to drive higher return on investment for its advertising clients, as well as extended reach tied to the traditional impression-based sales model. To capture further audience engagement, the Company has highlighted three bands of audience engagement, with specific strategies directed at each band. These bands include casual digital users, identified digital users and subscribers. The latter band is further segmented into All Access subscribers, who receive the print product and access to a digital bundle incorporating access to its web product across all platforms as well as its tablet and smartphone apps, and Digital Access subscribers, who receive the web, tablet and smartphone bundle. The Company also offers a separate ePaper subscription to each of its titles. In addition to its investment in the new platforms, the Company has also increased its investment in its digital video capabilities and content.

The Company believes that the opportunity to expand its existing audience strategy to include the Sun ELN Business audiences, particularly given the relatively low estimated duplication with Postmedia’s current audiences, will significantly strengthen its value proposition to advertising clients across all categories. The Company’s expertise is also expected to be deployed to rebuild content expertise at select community papers to drive higher engagement at Sun ELN Business properties and strengthen their audience connections.

Monetize

The Company intends to optimize print and aggressively promote digital revenues by leveraging its Differentiate and Engage strategies to deliver audiences to advertisers that target both lucrative niches and mass audiences. The Company believes that it is well-positioned to accomplish this by leveraging its local and national digital sales resources. The Company, as enhanced by the Sun ELN Business properties, also intends to continue targeting incremental local revenues by leveraging its leading position and geographic diversification through continued development of products targeted at local advertisers and the small and mid-sized business market, and the continued development of low-cost sales channels. The Company plans to accomplish its goals by building upon its success in cross-media platform advertising sales and continuing to attract non-traditional newspaper advertisers through the use of specialty products and targeted editorial content.

Working with a strong, innovative, differentiated and ultimately expanded product set and leveraging its advanced audience analytics capabilities, the Company will continue to build deeper relationships with each of the myriad diverse segments of its audience, providing them with editorial and advertising content in the format, in the timeframe and on the device that is right for them. This focus on the creation of unique experiences is designed to exceed the expectations of the Company’s loyal subscribers, deepen relationships with its most engaged users, and expand its following among the broad base of Canadian readers. With the addition of the Sun ELN Business, both the overall reach and the size of each audience segment will grow significantly. This will hold true in the print world and, especially, across the digital landscape, with the Company’s elevation in comScore’s Multi-Platform measurement system allowing the Company to better compete with pure play foreign-based digital giants.

Reduce Cost Structure

Postmedia will continue to focus its efforts on reducing costs and proactively managing legacy costs associated with the print portion of the business. Postmedia has a history of successfully reducing operating expenses since its formation in mid-2010. The Company is currently completing a three year business transformation program that targeted the elimination of 15% to 20% of total operating expenses by the end of fiscal 2015 as compared to its total operating expenses when the program was announced in July 2012. Initiatives include voluntary and involuntary buyout programs, outsourcing advertisement production functions and customer service call centre operations, the shutdown of the Company’s proprietary breaking news service, the centralizing of editorial production services through PES in Hamilton, the outsourcing of printing operations at various newspapers, monetization of underutilized real estate, streamlining of the organizational structure, the outsourcing of its centralized classified call centre operation and further centralization of the cost structure to leverage economies of scale. As of November 30, 2014 Postmedia has implemented initiatives under this program resulting in $112 million in annualized cost savings, or approximately 16% of operating costs at the time the program was announced. The Company continues to explore additional opportunities to reduce operating costs and expects these efforts to continue indefinitely.

Newsmedia Operations

Print Newsmedia

The Company publishes nine daily metropolitan newspapers (eight broadsheets and one tabloid) and a national newspaper. Its daily metropolitan newspapers are geographically diverse and located in major metropolitan centres across Canada, which provides the Company and its advertisers access to target audiences throughout Canada. The average publication history of Postmedia’s daily metropolitan newspapers is 138 years. Postmedia’s daily newspapers are well-established in the communities that they serve. Postmedia’s combination of national reach and local presence makes the Company’s daily newspapers attractive to both national and local advertisers. Postmedia’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards. Recent recognition includes: (i) a variety of National Newspaper Awards for Calgary Herald and Edmonton Journal, as well as the Canadian Hillman Prize for a team from both newspapers; (ii) a Canadian Association of Journalists award for Ottawa Citizen; (iii) Newspapers Canada Great Idea Awards for The Windsor Star, Edmonton Journal (Gastropost) and Calgary Herald; (iv) National Post was honoured with the second-highest number of awards in the world at the Society for News Design’s Best of Newspaper Design Creative Competition – 62 awards in total; (v) the International News Media Association (INMA) awards also recognized Postmedia, with Edmonton Journal and Calgary Herald taking home first place for Gastropost; (vi) Edmonton Journal and Gastropost also won EPPY awards, with Gastropost also winning a Canadian Online Publishing award; and (vii) The Vancouver Sun took home five Jack Webster awards in last year’s competition.

Postmedia is currently re-launching eight of its daily metropolitan newspapers as part of the Company’s four platform strategy. The Postmedia Reimagined strategy features innovative and fully-differentiated products across the four platforms of print, web, tablet and smartphone, and redefines the way news is produced, presented, consumed and monetized.

According to Newspapers Canada’s 2013 Circulation Data Report, the Company had an approximately 25% share of Canada’s total paid daily newspaper circulation. In addition, each of the Company’s daily metropolitan newspapers has the highest circulation and readership among English-language newspapers in the market that it serves (except for The Province and The Vancouver Sun, both of which are Postmedia’s newspapers, which are second in their market to each other for circulation and readership, respectively) based on average daily paid circulation and readership.

The National Post, the Company’s daily national newspaper, provides benefits to the Company’s overall operations, including the provision of a newspaper with a national audience footprint and editorial content infrastructure for the Toronto market.

The following table provides details about the Company’s paid daily newspapers:

Publication	Market	Year Established	Market Position(1)		Local Newspaper Market Share(1)
Daily Metropolitan Newspapers
The Province	Vancouver	1884	2	(2)	100	%(4)
The Vancouver Sun	Vancouver	1886	1		100	%(4)
Montreal Gazette	Montreal	1778	3	(3)	100%
Calgary Herald	Calgary	1883	1		66%
Edmonton Journal	Edmonton	1903	1		69%
Ottawa Citizen	Ottawa	1845	1		73%
The Windsor Star	Windsor	1918	1		100%
The StarPhoenix	Saskatoon	1902	1		100%
Leader-Post	Regina	1883	1		100%
Daily National Newspaper
National Post	National	1997	2		N/A

Notes:

(1)	Market position and local newspaper market share for English-language newspapers are determined by average paid circulation of daily newspapers. Source: Newspapers Canada – 2013 Circulation Data Report.

(2)	Second to The Vancouver Sun, which is also operated by the Company.

(3)	Number one English-language paid daily newspaper; number three overall among paid daily newspapers.

(4)	Includes The Vancouver Sun and The Province.

The Company publishes five non-daily free newspapers distributed in the Windsor-Essex region in Ontario. Postmedia’s non-daily newspapers are generally delivered to every household in the respective communities in which they operate, thereby providing advertisers with substantial coverage of these community markets.

Digital Newsmedia

Postmedia seeks to grow its revenue by leveraging its industry leading print brands and strong customer relationships into its expanding digital media and online product offerings. The Company’s digital media and online operations include the Postmedia digital network, websites for the Company’s daily and community newspapers, online classified websites, and Infomart (a subscription-based media monitoring service). In addition, Postmedia’s digital media and online operations sell advertising on behalf of third-party websites. These agreements extend the reach of the Postmedia digital network and increase the Company’s advertising sales opportunities. The Company has also developed its mobile network, which includes mobile optimized websites and mobile applications across various tablet and smartphone platforms. The Postmedia Reimagined strategy is focused on new product development across all of its digital platforms: web, tablet and smartphone.

The Postmedia digital network is a comprehensive 24/7 online news, entertainment and information network of websites that leverages the Company’s content, brands and customer relationships. The Postmedia digital network is one of Canada’s leading online general news and information sources that integrates Canadian news and specialty content and had a monthly average of 6.1 million unique visitors in the year ended August 31, 2014, according to comScore. The Postmedia digital network hosts the websites and electronic editions of the Company’s daily and community newspapers as well as other select websites. Being hosted on the Postmedia digital network offers these websites a platform to extend their audience reach and market, as well as to build and reinforce relationships with respect to both advertisers and audiences.

The Company has also developed its mobile network, which includes mobile optimized websites and mobile applications across various smartphone platforms such as iOS, Android and Blackberry. The Company’s mobile network had over 13 million average monthly unique visitors during the year ended August 31, 2014, according to Omniture Site Catalyst. Omniture average unique visitors includes duplication from users with multi-devices and multi-access points. With the launch of comScore multi-platform, a new tool that provides total measurement across platforms, the average monthly unique visitors for the fourth quarter of Fiscal 2014 was 4.2 million. The scope of difference between the two measurement sources is that comScore multi-platform measurement removes duplication. ComScore multi-platform will be used for reporting all web and mobile audiences commencing Fiscal 2015.

Through the Company’s proprietary content, as well as technology partners and third party content providers, the Postmedia digital network provides a number of personalized online tools, including internet search and other services. The Postmedia digital network currently provides up-to-date international, national and local news coverage sourced from the Company’s newspapers and third-party newswire services, including text, photos, videos, databases and interactive applications. The licensed content covers a broad range of topics, including sports, entertainment, automotive, recreation and travel from a variety of well-known content providers.

As part of its effort to grow its digital media and online business, Postmedia’s newspapers deliver differentiated content across multiple platforms including desktop, tablet and mobile devices.

Through expertise in exporting electronic press pages intended for print editions to web-friendly formats, the daily newspapers publish page-by-page ePapers (formerly referred to as digital editions), complete with stories, columns, photos and advertising. The ePapers are available without charge to print subscribers and as digital-only paid subscriptions. Readers of the ePapers are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, aimed to ease navigation and add value.

Postmedia’s print subscribers receive free access to their print newspaper’s website via desktop, tablet and mobile devices, each of which provides headlines, breaking news, analysis and commentary as well as its tablet and smartphone apps by registering for the All Access product bundle. For non-print subscribers, Canadian users can access ten free articles and international users can access five free articles every 30 days or purchase a Digital Access subscription to obtain unlimited access. The Company’s newspapers websites also serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of newspaper subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries.

Postmedia newspaper website audiences have continued to grow, having expanded from approximately 2.3 million average monthly unique visitors in Fiscal 2008 to more than 5.3 million average monthly unique visitors in Fiscal 2014, according to comScore. Postmedia’s newspaper websites ranked number one for average monthly unique visitors in the newspaper category based on the year ended August 31, 2014 in Canada, also according to comScore, and these sites reach 31% of all Canadians who visit newspaper websites.

Infomart

Infomart is a subscription-based business-to-business service for Canadian news and business information and a one-stop resource for media monitoring, research insights, brand solutions and financial and corporate data. The service offers online media monitoring covering print, broadcast television and radio, social media, and newswires in a single integrated platform. Print sources include all of the Company’s publications plus other Canadian and international sources such as third party newspapers. As of August 31, 2014, Infomart had over 800 subscribers.

In addition to subscriptions, Infomart also generates revenue through an electronic licensing and rights management service of the Company’s news content, corporate data and third-party content via domestic and international third-party channels used by businesses across North America.

Functional Operations

Editorial

Editorial content is generated across the Company’s digital platforms and publications and Postmedia’s infrastructure allows for sharing of its generated content among newspapers in an efficient and cost effective manner. Editorial policy is developed for each of the Company’s newspapers by local newsroom management. This leadership ensures that each newspaper is responsive to local issues and meets the editorial needs of its readers. The Company’s newspapers and digital platforms focus on readers of various ages and demographics and aim to reflect the values and interests of their respective markets. Each of the Company’s newspapers has its own editorial staff that is responsible for producing local editorial content of the newspaper and digital platforms supplemented by certain content which comes from PES, other wire services and freelancers.

The Company owns or has the rights to use the editorial content that is produced by its employees and freelancers, which allows for sharing of information and editorial content among its various publications. Further, since the Company’s newspapers operate across a broad geographic spectrum, reporters familiar with local issues can be assigned to cover events in a particular region. Management believes that sharing of editorial content and expertise allows the Company to achieve substantial operating efficiencies compared to other publishers which own a smaller number of publications.

The Company also provides various centralized editorial services, including PES, the Company’s editorial services division, to its newspapers and third parties. PES provides centralized pagination and production services, and standardized editorial content packages to all of the Company’s newspapers, reducing editorial content costs across Postmedia’s newspaper operations.

Sales and Advertising

The following charts provide a breakdown of the Company’s revenue for Fiscal 2014 and 2013.

The following charts provide a breakdown of the Company’s total print advertising revenue for Fiscal 2014 and 2013:

The Company offers advertisers extensive audience reach through a combination of circulation and readership of its newspapers, ePapers, unique visitors to its websites and various mobile and tablet products.

The Company’s local advertising is sold on a publication-by-publication and regional basis. Each of the Company’s newspapers has a locally-based sales team that sells advertising for both print and digital, principally to local businesses and organizations. The majority of local advertising relates to automotive, retail, employment and real estate advertisements. The Company also uses an outsourced call centre to generate classified sales.

National advertising takes the form of advertisements for both print and digital, primarily from large national companies. The major national advertising categories are automotive, food & drug, home and department stores, financial services and technology. The sale of national advertisements is handled by PIA, which employs a dedicated sales team that services the Company’s group of newspapers and digital properties and provides individual newspapers with advertising sales representation, insertion order processing and invoicing. PIA operates through offices in Toronto, Montreal and Vancouver, in addition to one contract representative in the U.S. PIA also represents several third-party publishers and publications acting as their national advertising sales agent on a commissioned basis.

Circulation and Distribution

The Company’s circulation revenue is generated from subscription revenue (both print and digital), single copy sales made through retailers and vending boxes, and corporate bulk sales. Newspapers are shipped from printing plants to depot drop locations or single copy retail outlets by independent trucking companies in each market. Postmedia’s newspaper distribution is carried out primarily by independent distributors and carriers along with other third-party distributors that deliver newspapers to subscribers. These third-party distribution networks enable the Company to operate via short-term contracts and reduce supplier concentration issues. Single copies are also sold through vending boxes and retail outlets in the relevant circulation areas.

The Company benefits from agreements with distributors which provide for the delivery of newspapers from printing facilities to bulk locations, retailers, vending boxes and residential and corporate subscribers. Typically, a newspaper division is party to several distribution agreements, covering different stages of delivery and geographical areas.

In addition to distributing newspapers, Postmedia also offers three types of insert distribution services:

•	Paid subscriber base – distribution to existing newspaper subscribers;

•	Extended market coverage – distribution of flyers or other materials to non-subscriber households; and

•	Total market coverage – both subscriber and non-subscriber households for full coverage to specific areas.

These distribution options allow broader penetration of the Company’s markets, allowing advertisers to target specific demographic and geographic segments. In addition, Flyer Force, a distribution service for advertising flyers, distributes insert packages to non-subscribers in Calgary, Edmonton and Ottawa, providing extended market coverage for their associated Postmedia newspapers (the Calgary Herald, Edmonton Journal and Ottawa Citizen, respectively). In addition to Flyer Force, the Company distributes flyers (outside of inserts in the newspaper) in Regina, Saskatoon and Windsor.

The Company offers pre-authorized monthly payment programs to its subscribers. These automatic credit card and bank debit payment programs lower the cost of collection and enhance subscriber retention.

Printing

Other than as described in “Outsourced Functions” below, the Company owns all of the manufacturing equipment for its newspapers and other publications, including printing presses and mailroom inserting equipment. In some markets, in order to improve the operating efficiency of its printing presses, the Company also uses its printing press capacity to print advertising inserts, flyers and other third-party publications.

Outsourced Functions

As part of Postmedia’s ongoing focus on cost containment, various outsourcing initiatives have been implemented. In Fiscal 2011, Postmedia completed the outsourcing of advertising production at certain of its daily newspapers to lower cost suppliers in the Philippines and India. Postmedia also outsourced its subscriber customer service call centre operations to a third party. These subscriber services include answering and handling customer calls, customer service inquiries and complaints. Except for the Ottawa market, the National Post is printed by various third parties in all other regions in Canada where the National Post is distributed. In Fiscal 2012, the Company outsourced certain of its Flyer Force and inserting operations. Postmedia outsourced its printing operations for the Edmonton Journal newspaper in August 2013, the Calgary Herald newspaper in November 2013, and the Montreal Gazette newspaper in August 2014. The Company has entered into print outsourcing contracts for the production of both The Vancouver Sun and The Province newspapers. The outsourcing is expected to commence in February 2015. During Fiscal 2014, Postmedia outsourced its centralized classified call centre operations to a third party. The Company continues to look at future outsourcing opportunities as part of its business transformation initiatives.

Facilities

Postmedia operates from facilities located in each of its major markets. The following table provides certain information with respect to Postmedia’s largest facilities, both owned and leased.

Location of Facilities	Office or Production	Area (Sq. Ft.)(1)	Leased or Owned
Vancouver, BC	Office	56,159	Leased
Surrey, BC(2)	Production	208,047	Owned
Edmonton, AB(3)	Office	133,250	Leased
Edmonton, AB(4)	Production	187,000	Owned
Calgary, AB(4)	Combined facilities	383,000	Owned
Regina, SK	Combined facilities	102,537	Owned
Saskatoon, SK	Combined facilities	110,884	Owned
Winnipeg, MB	Office	36,189	Leased
Windsor, ON	Office	25,000	Leased
Windsor, ON	Production	60,000	Owned
Toronto, ON	Office	88,119	Leased
Ottawa, ON	Combined facilities	183,000	Owned
Montreal, QC	Office	59,750	Leased

Total		1,632,935

Total Leased		398,467
Total Owned		1,234,468
Total % of Area (sq. ft.) Owned		75%

Notes:

(1)	The square footage for leased properties is shown net of subleased square footage if applicable.

(2)	On July 29, 2014, all conditions were waived related to an agreement to sell the Company’s Vancouver production facility for gross proceeds of $17.5 million. The sale is expected to close on June 30, 2015.

(3)	The lease is subject to a sale lease-back agreement, whereby Postmedia owns the land and space above and has the right to repurchase the building in 2041. The Company has accounted for this lease as a finance lease on its consolidated financial statements. The other leased properties in this table are accounted for as operating leases.

(4)	This facility is currently for sale.

Competitive Conditions

The Company faces competition in each of its markets as information is now widely disseminated through many media platforms on a local, national and international basis. Participants in the newsmedia industry depend primarily upon advertising sales to generate revenue, while newspaper companies also rely on paid subscriptions and single copy newspaper and digital subscription sales. Competition for advertising, subscribers, readers and distribution is intense and comes primarily from digital media, as well as television; radio; local, regional and national newspapers; magazines; free publications; direct mail; telephone directories; and other communications and advertising and subscriber-based media that operate in these markets.

In recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising platforms, particularly digital media competitors such as search engines and social media websites. This shift appears to be permanent. To date, the newsmedia industry has made limited progress in replacing print advertising revenue with digital advertising revenue.

Advertising on digital platforms is evolving rapidly, with technology driving innovations that make digital media a very effective competitor and substitute for advertising in print newspapers. The scope and pace of technological change has entrenched the role of the largest international players – U.S.-based technology companies such as Google, Microsoft, Facebook and Yahoo! – in existing and rapidly expanding forms of digital advertising.

The Company’s digital competition is not limited to news sites. Digital advertising takes various forms, such as search-engine marketing, display advertising, online classified, online telephone directories, mobile advertising and video advertising.

More and more content and related advertising is being communicated over social networks operated by companies such as Facebook and Twitter. As geo-tagging becomes more sophisticated, the recent increase in advertising on mobile platforms – driven by the adoption and penetration of smartphones and tablets – allows digital advertising to be targeted more locally, making it a more effective substitute for local advertising in daily newspapers.

In addition, there is increasing consolidation in the Canadian newsmedia industry, and competitors include market participants with interests in multiple media. These competitors may be more attractive than Postmedia to certain advertisers because they may be able to bundle advertising sales across newspaper, television and digital media platforms. Some of these competitors also have access to greater financial and other resources than Postmedia does.

In 2013, the Canadian newspaper industry comprised approximately 93 paid daily English and French newspapers and 19 free dailies for a total of 113 daily newspapers. Paid daily newspapers accounted for a total of 4,216,374 copies on an average publishing day, according to Newspapers Canada.

The Canadian daily newspaper industry’s revenue was $2.7 billion in 2013, with 71% of that revenue was derived from print, web and mobile advertising and the balance from circulation and other revenue, according to the Canadian Newspaper Association. Canadian newspaper publishers typically sell advertising based primarily on readership and secondarily on circulation. In contrast, U.S. newspaper publishers typically sell advertising based solely on circulation figures. Canadian newspapers have higher penetration compared to the U.S., with 75% of Canadian adults reading a daily newspaper (in print and digital) each week compared to only 69% of American adults, according to NADBank 2013 and the Newspaper Association of America/Scarborough Research 2012 data, respectively.

Components

Newsprint is the principal raw material used in the production of Postmedia’s daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. Newsprint expenses fluctuate due to both changes in volume and changes in price.

Postmedia’s cost of newsprint is influenced by its strong supplier relationships, volume purchasing power, proximity to Canadian paper mills and regional supply arrangements that reduce transportation costs. The Company opportunistically enters into newsprint purchase agreements with varying terms of up to six months depending on external factors such as foreign export demand, North American mill capacity, operating rates and inventory.

Intangible Properties

Postmedia uses a number of trademarks, service marks and trade names to identify its products and services. Many of these trademarks are registered by the Company in the appropriate jurisdictions. In addition, the Company has legal rights in the unregistered marks arising from their use. Postmedia has taken affirmative legal steps to protect its trademarks, and it believes its trademarks are adequately protected.

The content of Postmedia’s newspapers and digital media and online assets are protected by copyright. The Company owns copyrights in each of its publications as a whole and in all individual content items created by its employees in the course of their employment, subject to limited exceptions. Postmedia has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that it believes are sufficient to meet the needs of its operations. Postmedia believes that it has taken appropriate and reasonable measures to secure, protect and maintain its rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by the Company.

Postmedia has registered a number of domain names, many of which constitute trademarks, service marks and trade names used in its business, under which it operates websites. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

Postmedia’s intellectual property constitutes a significant part of the value of the Company. The Company relies on the trademark, copyright, internet/domain name, trade secret and other laws of Canada and other countries, as well as nondisclosure and confidentiality agreements, to protect its intellectual property rights. However, the Company may be unable to prevent third parties from using its intellectual property without its authorization, breaching any nondisclosure agreements with the Company, acquiring and maintaining domain names that infringe or otherwise decrease the value of its trademarks and other proprietary rights, or independently developing intellectual property that is similar to the Company’s, particularly in those countries that do not protect the Company’s proprietary rights as fully as in Canada.

Third parties may challenge the validity or scope of Postmedia’s intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on the Company’s operations.

Cycles

Postmedia’s revenues largely depend on its customers’ advertising budgets. Advertisers’ budgets tend to be cyclical, reflecting the general economic climate and consumers’ buying habits. As a result, Postmedia’s revenue has experienced, and is expected to continue to experience, significant seasonal variances due to advertising patterns and influences on people’s media consumption habits. Typically, the Company’s revenue is lowest during the fourth quarter of its Fiscal Year, which ends in August, and highest during the first and third quarters, which end in November and May, respectively, while expenses are relatively constant throughout the Fiscal Year. These seasonal variations may lead to increased borrowing needs at certain points within the Fiscal Year. As a result, Postmedia may use amounts available under the ABL Facility to mitigate the impact of short-term fluctuations in cash flow. See “Risk Factors – We may not be able to refinance our ABL Facility on attractive terms, or at all” in the Company’s MD&A.

Environmental Protection

Postmedia’s operations are subject to a variety of laws and regulations concerning, among other things, emissions to the air, water and land, sewer discharges, handling, storage and disposal of, or exposure to, hazardous substances and wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment and employee health and safety. The Company uses and stores hazardous substances such as inks and solvents in conjunction with its operations at its printing facilities. Such hazardous substances have in the past been stored in underground storage tanks at some of the Company’s properties. Some of its printing and other facilities are located in areas with a history of long-term industrial use, and may be impacted by past activities onsite or by contamination emanating from nearby industrial sites. In the past, a Postmedia predecessor has had contamination resulting from leaks and spills at some of its locations. Postmedia has incurred and will continue to incur costs to comply with environmental, health and safety requirements but, to date, such costs have not been material.

Employees

As of December 31, 2014, the Company employed 2,772 full time equivalent employees. Approximately 34% of the Company’s employees are unionized under 19 separate collective agreements as of December 31, 2014. In general, the Company’s collective bargaining agreements cover operations at individual locations, rather than multiple locations. Additional information on the collective bargaining agreements is provided in the MD&A which is available on SEDAR at www.sedar.com.

Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Tax Act. The Tax Act limits the deductibility by Canadian taxpayers of expenditures for advertisements in issues of newspapers other than, except in limited circumstances, “Canadian issues” of “Canadian newspapers”.

In order to qualify as a “Canadian issue”, the issue generally must have its type set in Canada, be edited in Canada by individuals resident in Canada for purposes of the Tax Act and be printed and published in Canada. Issues of Postmedia’s newspapers currently meet these criteria.

The test of whether a newspaper is a “Canadian newspaper” depends on the jurisdiction, governance, factual control and share ownership of the corporation which directly publishes the newspaper. Postmedia publishes its newspapers directly. In order to satisfy the requirements of a “Canadian newspaper” (subject to a statutory 12 month grace period), Postmedia must satisfy the following: (i) the corporation must be incorporated under the laws of Canada or a province thereof, (ii) the chairperson or other presiding officer and at least 75% of the directors or other similar officers of the corporation must be Canadian citizens, and (iii) the corporation must not be controlled, in fact, directly or indirectly, by citizens or subjects of a country other than Canada.

In addition, under the share ownership requirements set out in subsection (iii) of the preceding paragraph, at least 75% of the voting shares of a non-public corporation and shares having a fair market value in total of at least 75% of the fair market value of all issued shares of a non-public corporation, must be beneficially owned by either (i) Canadian citizens or (ii) one or more corporations incorporated in Canada each of which is a public corporation a class or classes of shares of which are listed on a designated stock exchange in Canada (which includes the TSX) other than a public corporation controlled by citizens or subjects of a country other than Canada (“Qualifying Public Company”). Upon the listing of Postmedia Network Canada Corp.’s shares on the TSX, it became a Qualifying Public Company. As Postmedia Network Inc. is a direct, wholly-owned subsidiary of Postmedia Network Canada Corp., Postmedia’s newspapers qualify as “Canadian newspapers”.

Issues of Postmedia’s newspapers therefore qualify as “Canadian issues” of “Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and as a result advertisers currently have the right to deduct their advertising expenditures for Canadian tax purposes.

Recent Developments

On October 31, 2014, the Montreal Gazette production facility was sold for gross proceeds of $12.5 million.

In December 2014, Canso announced that certain investment funds and accounts over which it has control or direction acquired 3,325,827 Variable Voting Shares (which, upon conversion into Voting Shares would represent 77.90% of the total outstanding Voting Shares). The Company entered into a conversion restriction agreement with Canso dated as of December 11, 2014, pursuant to which Canso has agreed that during the term of the agreement it and its affiliates and any accounts over which it or its affiliates exercise control or direction and any persons acting jointly or in concert with Canso or its affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”) will not convert any of the Variable Voting Shares beneficially owned by any member of the Canso Group or over which any member of the Canso Group exercises control or direction (including, without limitation, any Variable Voting Shares over which beneficial ownership or control or direction is acquired following the date of such agreement) into Voting Shares, where the Voting Shares acquired upon such conversion, together with the Voting Shares beneficially owned by members of the Canso Group or over which members of the Canso Group exercise control or direction, represent in the aggregate 20% or more of the outstanding Voting Shares on a post-conversion basis (excluding all Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), without the prior written consent of the Company, which consent may be withheld at the Company’s sole discretion.

THE SUN ELN BUSINESS

General

The assets that QMPI will own as of the Sun Acquisition Closing Date, and that the Company will therefore indirectly acquire pursuant to the Sun Acquisition, include the following:

•	six major market daily newspapers (the Sun tabloid newspapers in Toronto, Calgary, Winnipeg, Edmonton and Ottawa, as well as the London Free Press);

•	27 daily newspapers in smaller community markets, largely located in Ontario;

•	138 weekly community newspapers and specialty publications across Canada;

•	the 24 Hours free “commuter” papers in Toronto and Vancouver;

•	Sun Media’s English digital properties, including the English portion of Canoe.ca and Autonet.ca; and

•	the printing facility in Islington, Ontario.

Newsmedia Operations

Print Newsmedia

The Sun ELN Business can be divided into two groups of products:

•	The Urban Daily Group

•	The Community Newspaper Group

The Urban Daily Group

The Urban Daily Group is comprised of six paid daily newspapers, two free daily commuter publications and one specialty publication (Find a Rental).

(a)	Paid Daily Newspapers

The paid daily newspapers are published seven days a week and are all tabloids with the exception of the London Free Press which is a broadsheet and is not published on Sundays. These are mass circulation newspapers that provide complete news coverage with an emphasis on local news, sports and entertainment. The tabloid format makes extensive use of color, photographs and graphics. Each newspaper contains inserts that feature subjects of interest such as fashion, lifestyle and special sections.

For the nine-month period ended September 30, 2014, on a combined weekly basis, the six paid daily newspapers in the Urban Daily Group had a circulation of approximately 2.5 million copies, according to statistics provided by Sun Media. These newspapers hold the number two position (other than the London Frees Press, which is number one) among non-national paid dailies in each of their respective markets in terms of weekly readership.

As described under “Industry Information”, paid circulation is defined as average sales of a newspaper per issue and readership (as opposed to paid circulation) is an estimate of the number of people who read or looked at an average issue of a newspaper and is measured by an independent survey conducted by NADbank. According to the study conducted by NADbank in 2013, the most recent available survey, readership estimates are based upon the number of people responding to the Newspaper Audience Databank survey circulated by NADbank who report having read or looked into one or more issues of a given newspaper during a given period equal to the publication interval of the newspaper.

The following table lists the Sun ELN Business’ paid daily newspapers and their respective readership in 2013 as well as their market position versus other paid daily newspapers by weekly readership during that period.

	2013 NADbank Study Average Readership			Market Position by Readership
Newspaper	Saturday	Sunday	Mon-Fri
Toronto Sun	517,000	571,000	595,000	2nd
London Free Press	138,000	—	130,000	1st
Ottawa Sun	87,000	73,000	89,000	2nd
Winnipeg Sun	76,000	60,000	91,000	2nd
Edmonton Sun	110,000	130,000	125,000	2nd
Calgary Sun	131,000	135,000	119,000	2nd

Total Average Readership	1,059,000	969,000	1,149,000

Notes:

(1)	Based on average weekday readership of non-national newspapers data published by the NADbank survey.

(b)	Free Daily Newspapers

The Sun ELN Business include commuter publications in two urban markets: Toronto and Vancouver. The editorial content of these free daily commuter publications concentrates on the greater metropolitan area of each of these cities, respectively.

The following table reflects the average weekday circulation of the aforementioned free daily commuter publications:

	Nine month period ended September 30,	YEAR ENDED DECEMBER 31,
Free Daily Commuter Publications	2014	2013	2012	2011
24 Hours – Toronto	209,700	237,100	247,100	238,600
24 Hours – Vancouver	113,900	115,000	118,100	123,100

Source: Sun Media

The Community Newspaper Group

The Community Newspaper Group consists of 27 paid daily community newspapers, 106 community weekly newspapers and shopping guides, and 31 agricultural and other specialty publications. The total average weekly circulation of the publications in the Community Newspaper Group for the nine month period ended September 30, 2014 was approximately 1.5 million free copies and approximately 1.2 million paid copies, according to internal Sun Media statistics.

The table below sets forth the average daily paid circulation and geographic location of the daily newspapers in the Community Newspaper Group for the nine month period ended September 30, 2014:

Newspaper	Location	Average Daily Paid Circulation
The Kingston Whig-Standard	Kingston, Ontario	16,900
The Standard	St. Catharines, Ontario	14,100
The Expositor	Brantford, Ontario	13,000
The Sault Star	Sault Ste Marie, Ontario	10,200
The Peterborough Examiner	Peterborough, Ontario	10,200
The Sun Times	Owen Sound, Ontario	10,100
The Sudbury Star	Sudbury, Ontario	9,600
The Observer	Sarnia, Ontario	9,400
North Bay Nugget	North Bay, Ontario	8,500
Niagara Falls Review	Niagara Falls, Ontario	8,300
The Tribune	Welland, Ontario	7,700
Cornwall Standard Freeholder	Cornwall, Ontario	7,700
The Intelligencer	Belleville, Ontario	7,200
The Recorder & Times	Brockville, Ontario	6,100
The Beacon Herald	Stratford, Ontario	6,100
The Chatham Daily News	Chatham, Ontario	5,600
The Daily Press	Timmins, Ontario	5,000
Packet & Times	Orillia, Ontario	3,800
The Barrie Examiner	Barrie, Ontario	3,800
Simcoe Reformer	Simcoe, Ontario	3,600
Daily Herald Tribune	Grande Prairie, Alberta	3,400
Sentinel-Review	Woodstock, Ontario	3,300
The Daily Observer	Pembroke, Ontario	3,100
St. Thomas Times Journal	St. Thomas, Ontario	3,000
Northumberland Today	Cobourg, Ontario	2,800
Kenora Daily Miner & News	Kenora, Ontario	1,600
Fort McMurray Today	Fort McMurray, Alberta	1,400

Total Average Daily Paid Circulation		185,500

Source: Sun Media

The number of community publications presented on a regional basis is as follows:

Province	Number of Publications
Ontario	113
Alberta	37
Manitoba	11
Saskatchewan	3

Total Publications	164

Source: Sun Media

(a)	Competition

The community newspaper publications generally offer news, sports and special features, with an emphasis on local information.

Several of the Community Newspaper Group’s publications maintain the number one position in the markets that they serve. The community publications are generally located in small towns and are typically the only daily or weekly newspapers of general circulation published in their respective communities, although some face competition from daily or weekly publications published in nearby locations and circulated in the markets where it publishes its daily or weekly publications.

Digital Newsmedia

The English Canoe network includes information and service sites for the general public. The English Canoe network logs over 3.8 million unique visitors per month in Canada (according to ComScore Media Metrix figures for October 2014).

Media Properties

The following portal and destination sites are included within the Sun ELN Business:

•	English Canoe (canoe.com), a bilingual portal with more than 25 million page views in November 2014, according to Sun Media statistics;

•	dedicated websites for its corresponding weekly and daily newspapers and other publications (such as www.torontosun.com, www.edmontonsun.com, etc.), which provide local and national news.

E-commerce Properties

The following e-commerce properties are included under the English Canoe network umbrella, which are part of the Sun ELN Business:

•	the English version of Autonet.ca, one of Canada’s leading Internet sites devoted entirely to automobiles;

•	local classified sites attached to its large urban newspaper brands, through which visitors can view more than 150,000 classified ads, reaching potential purchasers across the country by integrating more than 115 dailies and community publications; and

•	YourLifeMoments.ca, a site for announcing, celebrating and sharing all of life’s special moments. YourLifeMoments.ca publishes an average of 1,700 announcements every week from over 115 dailies and community publications.

Sales, Advertising and Circulation

Advertising revenue is the largest source of revenue for the Sun ELN Business, representing 62.7% of total revenues for the nine month period ended September 30, 2014. Advertising rates are based upon the size of the market in which each newspaper operates, circulation, readership, demographic composition of the market and the availability of alternative advertising media. The Sun ELN Business offer a variety of advertising alternatives, including full-run advertisements in regular sections of the newspaper targeted to different readers (including automotive, real estate and travel), geographically targeted inserts, special interest pullout sections and advertising supplements.

The principal categories of advertising revenues are classified, retail and national advertising. Classified advertising is made up of four principal sectors: automotive, private party, recruitment and real estate, which appear in the classified section of its newspapers. Retail advertising is display advertising principally placed by local businesses and organizations. Most of the retail advertisers are department stores, electronics stores and furniture stores. National advertising is display advertising primarily from advertisers promoting products or services on a national basis.

In the smaller community papers, substantially all of the advertising revenues are derived from local retailers and classified advertisers. These newspapers publish advertising supplements with specialized themes such as agriculture, tourism, home improvement and gardening to encourage advertisers to purchase additional lineage in these special editions.

For the nine month period ended September 30, 2014, the top ten national advertisers accounted for approximately 11.5% of the total advertising revenue and approximately 7.2% of the total revenue in respect of the Sun ELN Business. In addition, because the Sun ELN Business sell advertising in numerous regional markets in Canada, the impact of a decline in any one market can be offset by strength in other markets.

Circulation sales are the Sun ELN Business’ second-largest source of revenue and represented 23.0% of total revenues for the nine month period ended September 30, 2014. In the large urban markets, the paid daily newspapers are available through newspaper boxes and retail outlets Monday through Sunday, except the London Free Press, which does not publish a Sunday edition. Daily home delivery is offered in each of its newspaper markets. Circulation revenues are derived from single copy sales and subscription sales.

Digital revenues represented 6.0% of total revenues for the nine month period ended September 30, 2014. Digital revenues are generated from advertising on websites, digital subscriptions to the e-editions of its newspapers and through paywalls launched in its urban daily newspaper websites. The Sun ELN Business operate over 151 websites, which include publication websites to complement each of its urban and community paid daily newspaper publications.

Printing

Sun Media’s national network of production and printing facilities enables Sun Media to provide printing services for web press (coldset and heatset) and sheet-fed products, and graphic design for print and electronic media. Web presses utilize rolls of newsprint, whereas sheet-fed presses use individual sheets of paper. Heatset web presses, which involve a more complex process than coldset web presses, are generally associated with printing on glossy paper. These operations provide commercial printing services for both Sun Media’s internal printing needs and for third parties. Sun Media’s printing facilities include seven printing facilities in four provinces. In addition, the Sun ELN Business include a state-of-the-art printing facility located in Islington, Ontario.

Facilities

The following table presents the location, square footage and primary use of the main facilities and other buildings of the Sun ELN Business. No other single property currently used in the Sun ELN Business exceeds 50,000 square feet.

Location of Facilities	Office or Production	Area (Sq. Ft.)	Leased or Owned
Islington, ON	Production	546,900	Owned
London, ON	Combined facilities	146,900	Owned
Toronto, ON	Office	71,700	Leased
Winnipeg, MB	Combined facilities	63,000	Owned
Calgary, AB	Combined facilities	90,000	Owned
Edmonton, AB	Combined facilities	50,700	Owned

Total		969,200

Total Leased		71,700
Total Owned		897,500
Total % of Area (sq. ft.) Owned		93%

Competitive Conditions

See “The Sun ELN Business – Newsmedia Operations – The Urban Daily Group” and “The Sun ELN Business – Newsmedia Operations – The Community Newspaper Group”, above.

Intangible Properties

The content of the Sun ELN Business’ newspapers and websites is protected by copyright. Sun Media owns copyright in each of its publications as a whole, and in all individual content items created by its employees in the course of their employment, subject to very limited exceptions. Sun Media has entered into licensing agreements with wire services, freelancers and other content suppliers on terms that it believes are sufficient to meet the needs of its publishing operations. Sun Media believes it has taken appropriate and reasonable measures to secure, protect and maintain its rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content it produced or distributed.

Sun Media has registered a number of domain names under which it operates websites associated with its publishing and Internet operations. As every Internet domain name is unique, its domain names cannot be registered by other entities as long as its registrations are valid.

Cycles

Canadian newspaper publishing companies’ operating results tend to follow a recurring seasonal pattern with higher advertising revenue in the spring and in the fall. Accordingly, the second and fourth fiscal quarters are typically Sun Media’s strongest quarters, with the fourth quarter generally being the strongest. Due to the seasonal retail decline and generally poor weather, the first quarter has historically been Sun Media’s weakest quarter.

The Sun ELN Business is cyclical in nature. Its operating results are sensitive to prevailing local, regional and national economic conditions because of its dependence on advertising sales for a substantial portion of its revenue. Expenditures by advertisers tend to be cyclical reflecting overall economic conditions, as well as budgeting and buying patterns and priorities. In addition, a substantial portion of Sun Media’s advertising revenue is derived from retail and automotive advertisers, who have historically been sensitive to general economic cycles, and its operating results have in the past been materially adversely affected by extended downturns in the Canadian retail and automotive sectors. Similarly, since a substantial portion of its advertising revenue is derived from local advertisers, its operating results in individual markets could be adversely affected by local or regional economic downturns.

Environmental Protection

Some of Sun Media’s operations are subject to Canadian, provincial and municipal laws and regulations concerning, among other things, emissions to the air, water and sewer discharge, handling and disposal of hazardous materials, the recycling of waste, the soil remediation of contaminated sites, or otherwise relating to the protection of the environment. Laws and regulations relating to workplace safety and worker health, which among other things, regulate employee exposure to hazardous substances in the workplace, also govern its operations.

Employees

As of September 30, 2014, Sun Media employed 2,363 full time equivalent employees. Approximately 28% of the employees are unionized under 39 separate collective agreements as of September 30, 2014.

SUMMARY FINANCIAL INFORMATION OF THE SUN ELN BUSINESS

The summary financial information of the Sun ELN Business as at and for the years ended December 31, 2013 and 2012 has been derived from the English language newspapers business’ carve-out financial statements for the years ended December 31, 2013 and 2012. Ernst & Young LLP, independent auditors, have audited the English language newspapers business carve-out financial statements for the year ended December 31, 2013 which were prepared in accordance with IFRS as described in note 1 of such financial statements. The English language newspapers business combined financial statements are carve-out financial statements of the English language newspapers business of QMI.

The summary unaudited financial information as at and for the nine months ended September 30, 2014 and 2013 has been derived from the English language newspapers business’s carve-out financial statements for the nine months ended September 30, 2014 and 2013.

The historical results of the Sun ELN Business are not necessarily indicative of future financial condition or results of operations and interim results are not necessarily indicative of results for the full fiscal year or any future period.

Statements of Operations Data	Sun ELN Business
	Year ended December 31	Year ended December 31	Nine months ended September 30		Last 12 months ended September 30
	2013	2012	2014	2013	2014
(in millions of Canadian dollars)	(A)		(B)	(C)	(A)+(B)-(C)
Revenues	514.7	579.3	343.8	381.7	476.8
Adjusted operating income(1)	94.1	111.4	58.5	57.7	94.9
Impairment of goodwill and intangible assets(2)	281.0	141.1	125.0	281.0	125.0
Loss before income taxes	(223.5)	(110.4)	(91.5)	(250.1)	(64.9)
Net loss	(227.6)	(113.3)	(100.0)	(247.2)	(80.4)

Cash Flow Data	Sun ELN Business
	Year ended December 31	Year ended December 31	Nine months ended September 30		Last 12 months ended September 30
	2013	2012	2014	2013	2014
(in millions of Canadian dollars)	(A)		(B)	(C)	(A)+(B)-(C)
Cash flows provided by operating activities	46.8	81.7	31.9	36.6	42.1
Cash flows used in investing activities	(4.4)	(10.3)	(3.4)	(5.9)	(1.9)
Cash flows used in financing activities	(42.4)	(71.4)	(28.5)	(30.7)	(40.2)
Other Data
Additions to property and equipment and intangible assets	10.6	11.5	4.1	8.8	5.9

Statement of Financial Position Data	Sun ELN Business
	As at December 31		As at September 30
	2013	2012	2014
(in millions of Canadian dollars)
Cash(3)	—	—	—
Property and equipment	185.0	199.2	176.1
Intangible assets	32.1	98.2	27.0
Goodwill	254.0	479.0	129.0
Total assets	559.0	872.7	418.4
Total liabilities	106.5	174.1	94.5
Net investment	452.5	698.6	323.9

Notes:

(1)	In its analysis of operating results, Sun ELN Business defines adjusted operating income, as reconciled to net loss under IFRS, as net loss before amortization, financial expenses, charge for restructuring of operations, impairment of assets and other items, charge for impairment of goodwill and intangible assets and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. This measure is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure eliminates significant non-cash amortization and impairments of goodwill and intangible assets. Adjusted operating income is relevant because it is a key measure used by Sun ELN Business’ operations and is a significant component of Sun ELN Business’ annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Sun ELN Business’ definition of adjusted operating income and is unlikely to be comparable to similar measures presented by other issuers.

The table below provides a reconciliation of adjusted operating income to net loss:

Statements of Operations Data	Sun ELN Business
	Year ended December 31	Year ended December 31	Nine months ended September 30		Last 12 months ended September 30
	2013	2012	2014	2013	2014
(in millions of Canadian dollars)	(A)		(B)	(C)	(A)+(B)-(C)
Adjusted operating income	94.1	111.4	58.5	57.8	94.8
Amortization	(30.0)	(38.3)	(17.8)	(24.3)	(23.5)
Financial expenses	(2.2)	(2.5)	(0.6)	(1.7)	(1.1)
Restructuring of operations, impairment of assets and other items	(4.4)	(39.9)	(6.6)	(0.8)	(10.2)
Impairment of goodwill and intangible assets	(281.0)	(141.1)	(125.0)	(281.0)	(125.0)
Income taxes	(4.1)	(2.9)	(8.5)	2.8	(15.4)

Net loss	(227.6)	(113.3)	(100.0)	(247.2)	(80.4)

(2)	In the nine months ended September 30, 2014, Fiscal 2013 and Fiscal 2012, as a result of interim and annual impairment testing of goodwill and indefinite life intangible assets Sun ELN Business recorded an impairment loss of $125.0 million, $281.0 million and $141.1 million which consists of $125.0 million, $225.0 million and $113.0 million, respectively, related to goodwill and nil, $56.0 million and $28.1 million, respectively, related to indefinite life intangible assets. The impairments were as a result of the negative impact on revenue of the digital transformation and weak market conditions in the newspaper industry.

(3)	The Sun ELN Business presents no cash position since most of the cash management is a centralized process. The net result of all cash transactions by the Sun ELN Business is assumed to be distributed to QMI or contributed by QMI.

SUMMARY PRO FORMA FINANCIAL INFORMATION

The summary unaudited pro forma financial information set forth below has been prepared to give effect to the Offering, the Sun Acquisition, the Debt Offering Proceeds Release and certain other events as if each had occurred effective as of the dates specified in the notes to the following table. The unaudited pro forma adjustments are based on information and assumptions that the Company believes are reasonable under the circumstances and include all adjustments necessary for the fair presentation of the transactions in accordance with IFRS as issued by the IASB. The summary unaudited pro forma financial information is for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would have been if the Offering, the Sun Acquisition, the Debt Offering Proceeds Release or other specified events had occurred effective as of the dates specified in the notes to the following table, and it does not purport to project the financial position or results of operations for any future period. See the Postmedia Network Canada Corp. unaudited pro forma condensed consolidated financial statements as at and for the three months ended November 30, 2014 and the year ended August 31, 2014 attached to this Prospectus.

Statements of Operations Data	Postmedia Pro Forma
	Year ended August 31	Three months ended November 30
	2014(1)	2014(2)
(in millions of Canadian dollars)
Revenues	1,153.1	278.1
Operating income before depreciation, amortization, impairment and restructuring	205.3	66.0
Impairments	(405.8)	(1.8)
Operating income (loss)	(384.4)	33.2
Earnings (loss) before income taxes	(465.7)	2.9
Net loss	(469.5)	(0.5)
Supplementary Statement of Operations Data(3)
Adjusted operating income before depreciation, amortization, impairment and restructuring	196.7	62.7

Statement of Financial Position Data
As at November 30
2014(4)
(in millions of Canadian dollars)
Cash	26.4
Property and equipment	317.2
Intangible assets	358.9
Goodwill	232.4
Total assets	1,156.7
Long-term debt	634.2
Total liabilities	987.5
Total equity	169.2

Notes:

(1)	The pro forma statement of operations for the year ended August 31, 2014, gives effect to the Offering, the Sun Acquisition and the Debt Offering Proceeds Release as if they had occurred on September 1, 2013 and were prepared using the audited consolidated statement of operations of Postmedia for the year ended August 31, 2014; the audited combined statement of operations of Sun ELN Business for the year ended December 31, 2013 and the unaudited condensed combined statements of operations of Sun ELN Business for the six months ended June 30, 2014 and 2013.

(2)	The pro forma statement of operations for the three months ended November 30, 2014, gives effect to the Offering, the Sun Acquisition, and the Debt Offering Proceeds Release as if they had occurred on September 1, 2013 and were prepared using the unaudited condensed consolidated statement of operations of Postmedia for the three months ended November 30, 2014; the unaudited condensed combined statements of operations of Sun ELN Business for the nine months ended September 30, 2014 and the unaudited condensed combined statement of operations of Sun ELN Business for the six months ended June 30, 2014.

(3)

Supplementary statement of operations data is provided to restate operating income before depreciation, amortization, impairment and restructuring for the three months ended November 30, 2014 and the year ended August 31, 2014 for the following items: (i) an adjustment to decrease operating income before depreciation, amortization, impairment and restructuring in both the three months ended November 30, 2014 and the year ended August 31, 2014 by $2.9 million to reverse the recovery recorded by Sun ELN Business for certain tax credits that will not be included in the Sun Acquisition; and (ii) an adjustment to decrease operating income before depreciation, amortization, impairment and restructuring by $0.4 million and $1.7 million in the three months ended November 30, 2014 and the year ended August 31, 2014, respectively, for a lease that has been terminated as well as the reversal of a related provision of $4.0 million in the year ended August 31, 2014.

The table below provides a reconciliation of operating income before depreciation, amortization, impairment and restructuring to adjusted operating income before depreciation, amortization, impairment and restructuring presented under supplementary statement of operations data:

Reconciliation of Supplementary Statements of Operations Data	Postmedia Pro Forma
	Year ended August 31	Three months ended November 30
	2014	2014
(in millions of Canadian dollars)
Operating income before depreciation, amortization, impairment and restructuring	205.3	66.0
Adjusted as follows:
Digital tax credit recoveries	(2.9)	(2.9)
Termination of lease	(1.7)	(0.4)
Related lease provision reversal	(4.0)	—

Adjusted operating income before depreciation, amortization, impairment and restructuring	196.7	62.7

(4)	The pro forma statement of financial position as at November 30, 2014, gives effect to the Offering, the Sun Acquisition, and the Debt Offering Proceeds Release as if they had occurred on November 30, 2014 and were prepared using the unaudited condensed consolidated statement of financial position of Postmedia as at November 30, 2014 and the unaudited condensed combined statement of net investment of Sun ELN Business as at September 30, 2014.

USE OF PROCEEDS

The proceeds to be received by Postmedia under this Offering will be $173.5 million, before deducting the Standby Purchaser Fee, which will be $7.1 million (of which $1.9 million has already been paid), and the Company’s estimated other Offering expenses of approximately $1.6 million, which will be paid by Postmedia. The Company will use the proceeds of this Offering to pay a portion of the Purchase Price and transaction fees associated with the Sun Acquisition. The balance of the Purchase Price and transaction fees associated with the Sun Acquisition will be paid by Postmedia using the proceeds from the Debt Subscription Receipts, the net proceeds of $12.4 million related to the sale of the Montreal Gazette production facility and corporate cash. See “The Sun Acquisition”.

The Escrowed Funds will be deposited in escrow with the Subscription Receipt Agent, pending satisfaction or waiver, as applicable, of the Release Conditions. Provided the Release Conditions are satisfied or waived, as applicable, at or prior to the Release Deadline, the Escrowed Funds, together with interest thereon, will be released as directed by the Company in partial satisfaction of the Purchase Price. If the Release Conditions are not satisfied or waived, as applicable, at or prior to the Release Deadline or any other Termination Event occurs prior to the Release Deadline, the Subscription Receipt Agent will return to holders of Subscription Receipts an amount equal to the subscription proceeds for the Subscription Receipts and a payment equivalent to their pro rata share of any interest on such amount less applicable withholding taxes, if any.

The Debt Offering Proceeds Release

A portion of the Purchase Price and applicable fees will be paid by Postmedia using the proceeds from the sale of the Debt Subscription Receipts, which are being held in escrow by the Subscription Receipt Agent under the terms of the Debt Subscription Receipt Indenture pending closing of the Sun Acquisition. Each Debt Subscription Receipt entitles the purchaser thereof to receive, upon such closing of the Sun Acquisition and the satisfaction of the other conditions set forth in the Debt Subscription Receipt Indenture and without payment of additional consideration or further action, an 8.25% senior secured note of PNI due August 16, 2017 in a principal amount of $1,000 and issued under the First Lien Note Indenture (collectively, the “Additional Notes”). The Debt Subscription Receipts bear interest at a rate of 8.25% per annum and, if the Sun Acquisition is not completed or the release conditions in the Debt Subscription Receipt Indenture are not satisfied prior to the escrow end date, the escrowed proceeds shall be returned to the purchaser.

The conditions in the Debt Subscription Receipt Indenture to the release of the escrowed proceeds and conversion of Debt Subscription Receipts into Additional Notes include the following: all conditions to the Sun Acquisition in the Purchase Agreement have been satisfied or waived by the Company; the Sun Acquisition must close concurrently with such release; the released proceeds will be applied to the purchase price of the Sun Acquisition and costs and expenses associated therewith; no “Default” or “Event of Default” has occurred under the First Lien Note Indenture; and the Company shall not have caused any payment default under the Debt Subscription Receipt Indenture.

The Additional Notes will be subject to the indenture dated as of August 16, 2012, between PNI, as issuer, the Trustee, and the Company as guarantor, governing the currently outstanding Original Notes, as will be amended to permit, among other things, the issuance of the Additional Notes on the closing of the Sun Acquisition and as may be further amended, supplemented or otherwise modified from time to time (collectively, the “First Lien Note Indenture”). The Additional Notes and the Original Notes will be identical in all respects and treated as a single class for all purposes of the Indenture, except that the Additional Notes will have a different issuance date and issuance price.

PRINCIPAL HOLDERS OF SECURITIES

To the knowledge of the directors and executive officers of Postmedia, no person owns, directly or indirectly, or exercises control or direction over, voting securities of Postmedia carrying more than 10% of the voting rights attached to any class of Postmedia’s voting securities as at the date of this Prospectus, other than: (a) for Variable Voting Shares, GoldenTree Asset Management LP or its affiliates (15,334,086 Variable Voting Shares representing 39.05% of the outstanding Variable Voting Shares) and Silver Point Capital L.P. (7,448,530 Variable Voting Shares representing 18.97% of the outstanding Variable Voting Shares); and (b) for the Voting Shares, Electronic Rights Defence Committee (172,479 Voting Shares representing 18.30% of the outstanding Voting Shares) and the Paul and Gina Godfrey Sons Family Trust (108,000 Voting Shares representing 11.46% of the outstanding Voting Shares).

The Voting Shares held by the Electronic Rights Defence Committee, are held on behalf of its unnamed and widely dispersed members and are related to a former Canadian class action lawsuit that had asserted claims against Canwest Limited Partnership.

INTENTIONS OF INSIDERS

Pursuant to the Standby Purchase Agreement, the Standby Purchaser has agreed to exercise all Rights issued to it and, subject to the terms and conditions of the Standby Purchase Agreement, has agreed to purchase an aggregate of 100% of the Subscription Receipts offered and that are not otherwise purchased pursuant to this Offering. See “Agreements with the Standby Purchaser – Standby Purchase Agreement”.

Certain directors and officers of the Company have indicated that they intend to exercise some or all of their Rights pursuant to the Basic Subscription Right, and may also subscribe for Additional Subscription Receipts under the Additional Subscription Privilege.

The information as to the intentions of the Company’s insiders is not within the Company’s knowledge and has been furnished by the respective insiders. No assurance can be given by the Company that the respective insiders will subscribe for Subscription Receipts as described above or at all.

PRIOR SALES

No Shares were issued by the Company during the 12 months prior to the date of this Prospectus. The following table sets out details of all securities convertible or exercisable into Shares that were issued or granted by the Company during the 12 months prior to the date of Prospectus.

Date	Type of Security Issued	Number/Type of Shares Issuable upon Exercise or Conversion	Exercise or Conversion Price per Share
February 24, 2014	Options	560,000 Variable Voting Shares	$2.02

TRADING PRICE AND VOLUME

The Variable Voting Shares are listed and posted for trading on the TSX under the symbol “PNC.B”.

The monthly volume of trading and price ranges of the Variable Voting Shares on the TSX over the 12 months prior to the date of this Prospectus are set forth in the following table:

Period	High	Low	Volume
	$	$
January 2014	2.32	1.90	714,267
February 2014	2.06	1.84	110,300
March 2014	2.10	1.95	1,168,100
April 2014	2.10	2.00	25,377
May 2014	2.06	2.00	24,357
June 2014	2.20	2.00	29,700
July 2014	2.20	2.20	2,000
August 2014	2.10	2.00	14,600
September 2014	2.25	1.55	8,300
October 2014	3.10	2.00	11,451
November 2014	2.00	1.90	1,400
December 2014	2.25	1.89	1,013,155
January 1 – 26, 2015	2.10	1.60	60,102

The Voting Shares are listed and posted for trading on the TSX under the symbol “PNC.A”.

The monthly volume of trading and price ranges of the Voting Shares on the TSX over the 12 months prior to the date of this Prospectus are set forth in the following table:

Period	High	Low	Volume
	$	$
January 2014	1.80	1.80	—
February 2014	1.80	1.80	—
March 2014	1.80	1.80	587
April 2014	1.90	1.35	5,830
May 2014	1.90	1.90	—
June 2014	1.90	1.90	—
July 2014	1.90	1.90	—
August 2014	2.11	1.90	1,269
September 2014	1.48	1.25	12,526
October 2014	2.50	1.99	2,756
November 2014	2.00	2.00	500
December 2014	2.00	2.00	1,286
January 1 – 26, 2015	2.25	2.00	12,600

CONSOLIDATED CAPITALIZATION

The following table sets forth Postmedia’s capitalization as at November 30, 2014, on a historical basis, and on a pro forma basis to give effect to the Sun Acquisition, the Offering and the Debt Offering Proceeds Release (including the costs and expenses associated therewith).

Prospective Investors should read this table in conjunction with the sections of this Prospectus entitled “Risk Factors”, “Use of Proceeds” and “Summary Pro Forma Financial Information”, and with the annual audited consolidated financial statements of the Company for the year ended August 31, 2014, together with the notes thereto and the auditor’s report thereon and the interim unaudited condensed consolidated financial statements of the Company for the three months ended November 30, 2014 and 2013, together with the notes thereto, and management’s discussion and analysis of the financial condition and results of operations for the year ended August 31, 2014 and the three months ended November 30, 2014 and 2013, which are incorporated by reference herein.

(in millions of Canadian dollars)	As at November 30, 2014	As at November 30, 2014 Pro Forma for the Sun Acquisition, the Offering and the Debt Offering Proceeds Release
Cash	20	26
Restricted cash	12	—
Debt
ABL Facility – 2015	—	—
First-Lien Notes – 2017	199	339
Second-Lien Notes – 2018(1)	307	307
Total Debt	506	646
Net Debt	474	620
Equity(2)	10	169
Total Capitalization	484	789

Notes:

(1)	Translated at USD/CAD = 1.144

(2)	Book value of equity

DESCRIPTION OF OFFERED SECURITIES

Issue of Rights and Record Date

Shareholders of record at the close of business on the Record Date will receive Rights on the basis of one Right for each Share held at that time. The Rights permit the holders thereof (provided that such holder is resident in an Eligible Jurisdiction or is an Approved Eligible Holder) to subscribe for and purchase from the Company an aggregate of    —    Subscription Receipts assuming exercise in full of the Rights issued hereunder. The Rights are fully transferable, provided that the Rights may only be transferred in transactions outside the United States in accordance with Regulation S, and divisible by the holders thereof. See “Description of Offered Securities – Sale or Transfer of Rights”.

The Rights will be represented by Rights Certificates that will be issued in registered form. For Shareholders who hold their Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled and the number of Subscription Receipts which may be obtained on exercise of those Rights will be mailed with a copy of this Prospectus to each Shareholder of record. See “Description of Offered Securities – Rights Certificate – Shares Held in Registered Form”.

Shareholders that hold their Shares through a Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of CDS or its nominee. See “Description of Offered Securities – Rights Certificate – Shares Held Through CDS”.

Subscription Basis

For every one Right held, the holder thereof is entitled to subscribe for    —    Subscription Receipts at the Exercise Price of $    —     per Subscription Receipt.

Fractional Subscription Receipts will not be issued upon the exercise of Rights. Where the exercise of Rights would otherwise entitle a holder of Rights to receive fractional Subscription Receipts, the holder’s entitlement will be reduced to the next lowest whole number of Subscription Receipts. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Shares were holders of record at the close of business on the Record Date.

Commencement Date and Expiry Date

The Rights will be eligible for exercise commencing on     —    , 2015 (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Holders who exercise the Rights will become holders of Subscription Receipts issued through the exercise of the Rights on the completion of this Offering, which is expected to occur on or before the third business day following the Expiry Date. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID.

Basic Subscription Privilege

Each Shareholder of record at the close of business on the Record Date will receive one Right for each Share held. For every one Right held, the holder (other than an Ineligible Holder or an Ineligible Shareholder) will be entitled to acquire    —    Subscription Receipts under the Basic Subscription Privilege at the Exercise Price by subscribing and making payment in the manner described herein prior to the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Subscription Receipts pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Rights Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for additional Subscription Receipts (the “Additional Subscription Receipts”), if any, that are not otherwise subscribed for under this Offering pursuant to the Basic Subscription Privilege on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “Description of Offered Securities – Additional Subscription Privilege”.

For Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Rights Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this Prospectus.

For Shares held through a CDS Participant, a subscriber may subscribe for Subscription Receipts by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Exercise Price for each Subscription Receipt subscribed for in accordance with the terms of this Offering to such CDS Participant. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date. Subscriptions for Subscription Receipts made in connection with this Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Subscription Receipts once submitted.

The Exercise Price is payable in Canadian dollars by certified cheque, bank draft or money order payable to the order of the Rights Agent. In the case of a subscription through a Participant, the Exercise Price is payable by certified cheque, bank draft or money order payable to the order of such Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Exercise Price for Subscription Receipts subscribed for must be paid at the time of subscription and must be received by the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the Participant to properly exercise the Rights on its behalf.

Payment of the Exercise Price will constitute a representation to the Company and, if applicable, to the Participant, by the subscriber (including by its agents) that (i) the subscriber is a citizen or resident of an Eligible Jurisdiction or an Approved Eligible Holder and (ii) the subscriber is not purchasing the Subscription Receipts or the Variable Voting Shares issuable upon the exchange of the Subscription Receipts for resale to any person not described in (i) above.

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege for his, her or its Rights may subscribe for Additional Subscription Receipts, if any, at a price equal to the Exercise Price for each Additional Subscription Receipt (the “Additional Subscription Privilege”).

The total number of Additional Subscription Receipts available for purchase will be the difference, if any, between the total number of Subscription Receipts issuable upon exercise of Rights and the total number of Subscription Receipts subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Subscription Receipts will be received subject to allotment only and the number of Additional Subscription Receipts, if any, which may be allotted to each subscriber will be equal to the lesser of (a) the number of Additional Subscription Receipts that such subscriber has subscribed for and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Subscription Receipts available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under this Offering by all holders of Rights that have subscribed for Additional Subscription Receipts. If any holder of Rights has subscribed for fewer Additional Subscription Receipts than such holder’s pro rata allotment of Additional Subscription Receipts, the excess Additional Subscription Receipts will be allotted in a similar manner among the holders who were allotted fewer Additional Subscription Receipts than they subscribed for.

To subscribe for Additional Subscription Receipts under the Additional Subscription Privilege, each holder of Rights must forward their request to the Rights Agent at the Subscription Office or their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Subscription Receipts, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Rights Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail or credited to a subscriber’s account with its CDS Participant, as applicable, by the Rights Agent, without interest or deduction. Payment of such price must be received by the Rights Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such Subscription Receipts will terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions to a CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf.

The Board of Directors of Postmedia has irrevocably waived the application of the Rights Plan to the issuance of the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable on the exchange of the Subscription Receipts and the Standby Subscription Receipts.

Rights and Subscription Receipt Agent

The Rights Agent has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights Certificates, and to perform certain services relating to the exercise and transfer of Rights. The Subscription Receipt Agent has been appointed to act as registrar and transfer agent for the Subscription Receipts, including the Standby Subscription Receipts, and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts. The Company will pay for the services of the Rights Agent. The exercise of Rights and payments under this Offering should be sent to the Rights Agent at:

By Mail

Computershare Investor Services Inc.

100 University Ave. 8th Floor, North Tower

Toronto, Ontario M5J 2Y1

Enquiries relating to this Offering should be addressed to the Rights Agent by toll free telephone: 1-800-564-6253 or email:corporateactions@computershare.com

Rights Certificate – Shares Held Through CDS

For all Shareholders who hold their Shares through a securities broker or dealer, bank or trust company or other Participant in the book based systems administered by CDS, a global certificate representing the total number of Rights to which all such shareholders at the close of business on the Record Date are entitled will be issued in registered form to CDS, and will be deposited with CDS on the Commencement Date. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to him, her or it from his, her or its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither the Company, nor the Rights Agent will have any liability for (i) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or their Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their Shares through a Participant must arrange purchases of Subscription Receipts or transfers of Rights through their Participant. It is anticipated by the Company that each such subscriber of a Subscription Receipt or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Subscription Receipt is purchased in accordance with the practices and policies of such Participant.

Rights Certificate – Shares Held in Registered Form

For all Shareholders whose Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled as at the Record Date will be mailed with a copy of this Prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Description of Offered Securities – How to Complete the Rights Certificate”. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

How to Complete the Rights Certificate

1.	Form 1 – Basic Subscription Right. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper left hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Rights Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.	Form 2 – Additional Subscription Privilege. Form 2 on the Rights Certificate should only be completed and signed if a holder also wishes to participate in the Additional Subscription Privilege. See “– Additional Subscription Privilege.”

3.	Form 3 – Transfer of Rights. Form 3 on the Rights Certificate should only be completed and signed if a holder wishes to transfer the Rights. Signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed.” It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Rights Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

4.	Form 4 – Dividing or Combining. Form 4 on the Rights Certificate should only be completed and signed if a holder wishes to divide or combine the Rights Certificate, and surrender it to the Rights Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name. The Rights Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time on the Expiry Date to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.	Payment. Enclose payment in Canadian dollars by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.”. The amount of payment will be $ — per Subscription Receipt. Payment must also be included for any Subscription Receipts subscribed for under the Additional Subscription Privilege.

6.	Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Rights Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Rights Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company, the Rights Agent and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Rights Agent, the exercise of the Rights and the subscription for Subscription Receipts is irrevocable and subscribers will be unable to withdraw their subscriptions for Subscription Receipts once submitted. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Subscription Receipts pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Rights Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete a subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit his, her or its Rights and the Basic Subscription Privilege and the Additional Subscription Privilege attached to those Rights.

Undeliverable Rights

Rights Certificates returned to the Rights Agent as undeliverable will not be sold by the Rights Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights in registered form may, instead of exercising their Rights to subscribe for Subscription Receipts, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See “Description of Offered Securities – How to Complete the Rights Certificate – 3. Form 3 – Transfer of Rights”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Rights Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Rights Agent will be affected by any notice to the contrary.

Rights may be transferred by holders of Rights in the United States only in transactions outside of the United States in accordance with Regulation S. Regulation S permits the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S Securities Act.

Holders of Rights through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Shares. See “Description of Offered Securities – Rights Certificate – Shares Held Through CDS”.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “Description of Offered Securities – How to Complete the Rights Certificate – 4. Form 4 – Dividing or Combining”.

Reservation of Subscription Receipts

The Company will, at all times, reserve sufficient unissued Subscription Receipts and will permit the exercise of the outstanding Rights to acquire Subscription Receipts as herein provided during the period beginning on the Commencement Date and ending on the Expiry Date at the Expiry Time.

Dilution to Existing Shareholders

If a Shareholder wishes to retain his, her or its current percentage ownership in the Company, such Shareholder should purchase all of the Subscription Receipts for which he, she or it may subscribe pursuant to the Basic Subscription Privilege for the Rights delivered under this Offering. If such Shareholder does not do so, that Shareholder’s current percentage ownership in the Company will be diluted upon the exchange of such Subscription Receipts for Variable Voting Shares. Shareholders should be aware that the Company has entered into a Standby Purchase Agreement with the Standby Purchaser, who has agreed to purchase the Subscription Receipts offered pursuant to this Offering that are not otherwise purchased pursuant to this Offering.

Ineligible Holders of Rights and Ineligible Shareholders

This Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is an Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from Approved Eligible Holders.

Rights Certificates will not be issued and forwarded by the Company to Ineligible Shareholders, other than Approved Eligible Holders. Ineligible Shareholders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Rights Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Shareholders wishing to participate in the Offering. Rights Certificates in respect of Rights issued to Ineligible Shareholders will be issued to and held by the Rights Agent as agent for the benefit of Ineligible Shareholders. The Rights Agent will hold the Rights until 5:00 p.m. (Toronto time) on     —    , 2015 in order to provide Ineligible Shareholders an opportunity to claim a Rights Certificate by satisfying the Company that the issue of Subscription Receipts pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Rights Agent, for the account of registered Ineligible Shareholders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Shareholders represented by Rights Certificates in the possession of the Rights Agent on such date or dates and at such price or prices as the Rights Agent determines in its sole discretion.

CDS Participants receiving Rights on behalf of Ineligible Shareholders will be instructed by CDS not to permit the exercise of such Rights unless the holder is an Approved Eligible Holder. After     —    , 2015, CDS Participants should attempt to sell the Rights of Ineligible Shareholders for the accounts of such holders and should deliver any proceeds of sale to such holders.

Beneficial owners of Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder should contact their broker at the earliest opportunity and in any case in advance of 5:00 p.m. (Toronto time) on     —    , 2015 to request to have their Rights released to them.

The Rights, the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised, exchanged or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Subscription Receipts provided that they furnish an investor letter satisfactory to the Company on or before    —    , 2015. The form of investor letter will be included in the letter sent to holders in such Ineligible Jurisdictions. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Rights Agent except for a proportionate share of any brokerage commissions incurred by the Rights Agent and the costs of or incurred by the Rights Agent in connection with the sale of the Rights. Registered Ineligible Shareholders will not be entitled to instruct the Rights Agent in respect of the price or the time at which the Rights are to be sold. The Rights Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Rights Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Shareholders and delivered by mailing cheques (in Canadian funds) of the Rights Agent therefor as soon as practicable to such registered Ineligible Shareholders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Rights Agent will act in its capacity as agent of the registered Ineligible Shareholders on a best efforts basis only and the Company and the Rights Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Shareholder. Neither the Company nor the Rights Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Shareholders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Rights Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights who are not resident in Canada or the United States should be aware that the acquisition and disposition of Rights, Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts may have tax consequences in the jurisdiction where they reside, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside of acquiring, holding and disposing of Rights, Subscription Receipts, Standby Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and Standby Subscription Receipts.

Description of Subscription Receipts

The Subscription Receipts will be issued pursuant to and will be governed by the Subscription Receipt Agreement. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration and without any further action by the holders of the Subscription Receipts, one Variable Voting Share upon the satisfaction or waiver, as applicable, of the Release Conditions. Provided the Release Conditions have been satisfied or waived, as applicable, at or prior to the Release Deadline, all Subscription Receipts will be automatically exchanged for Variable Voting Shares without payment of additional consideration and without any further action on the part of the holders.

Holders of Subscription Receipts will receive Variable Voting Shares upon the automatic exchange of Subscription Receipts, regardless of whether such holder is a Canadian or a Non-Canadian. Pursuant to the terms of the Variable Voting Shares, each Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Company or the holder, if such Variable Voting Share is issued to a person who is a Canadian, unless otherwise expressly directed by such person in writing prior to the issuance of such Share. Pursuant to the Rights Certificate, any person who is a Canadian who has exercised Rights will be deemed to have provided such Notice, with the effect that any Variable Voting Shares issued to persons that are Canadians shall not convert to Voting Shares on issuance.

The Escrowed Funds will be deposited in escrow with the Subscription Receipt Agent, pending satisfaction of the following conditions (a) all conditions to the closing of the Sun Acquisition set forth in the Purchase Agreement have been satisfied or waived by Postmedia or will be satisfied or waived by Postmedia substantially concurrently with the release of the Escrowed Funds; (b) the Sun Acquisition will close substantially concurrently with the release of the Escrowed Funds; (c) the Escrowed Funds will be used to satisfy a portion of the purchase price under the Purchase Agreement and costs and expenses associated therewith; (d) Postmedia will contemporaneously with the closing of the Sun Acquisition pay the remaining portion of the Standby Purchaser Fee; (e) there are no actions in progress, or to the knowledge of Postmedia or GoldenTree, pending or threatened, by any person in any jurisdiction, to enjoin, restrict or prohibit the issuance of the Variable Voting Shares upon the exchange of the Subscription Receipts; (f) the Shares are listed on the TSX, and the TSX has conditionally approved the listing of Variable Voting Shares issuable upon the conversion of the Subscription Receipts; (g) certain of the Transaction Agreements shall remain in full force and effect, unamended, and no condition contained in such Transaction Agreements shall have become incapable of being satisfied prior to the closing date specified therein; (h) prior to or concurrently with the release of the Escrowed Funds, the Additional Notes will have been issued in accordance with the Debt Subscription Receipt Indenture and the First Lien Note Indenture, and the Additional Notes will remain outstanding; (i) Postmedia and its affiliates will not have waived or agreed to waive any term, condition, right or benefit under the Purchase Agreement, the Debt Subscription Receipt Indenture or the Subscription Receipt Agreement; (j) no default or event of default shall have occurred and be continuing under the First Lien Note Indenture; (k) Postmedia and its affiliates shall not have failed to pay an amount owing to the holders of the Debt Subscription Receipts when required under the Debt Subscription Receipt Indenture; (l) the board of directors of Postmedia will have irrevocably waived the application of the Rights Plan to the Offering, including with respect to the securities to be acquired by the Standby Purchaser pursuant to the Standby Purchase Agreement and upon completion of the transactions contemplated by the Transaction Agreements; and (m) the Standby Purchaser will have received a certificate dated as of the date of the release of the Escrowed Funds and signed on behalf of Postmedia by the Chief Executive Officer and the Chief Financial Officer of Postmedia certifying that: (i) no order, ruling or determination, or change in Law, having the effect of preventing, restricting, suspending the sale or distribution of the Offered Securities or suspending or ceasing the trading of the Rights, the Subscription Receipts, the Shares or any other securities of Postmedia has been issued by any Governmental Entity and is continuing in effect and no inquiry (whether formal or informal) or other proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the securities laws or by any Governmental Entity; and (ii) the representations and warranties of Postmedia contained in the Standby Purchase Agreement are true and correct in all material respects as of the date of the release of the Escrowed Funds with the same force and effect as if made at and as of the date of the release of the Escrowed Funds, and all such matters will in fact be true and correct as at the time of the release of the Escrowed Funds (collectively, the “Release Conditions”). GoldenTree may waive the Release Conditions set forth in paragraphs (d) through (m) (inclusive) of the definition of “Release Conditions” above.

Provided the Release Conditions are satisfied or waived, as applicable, at or prior to the Release Deadline, the Escrowed Funds will be released as directed by the Company in partial satisfaction of the Purchase Price and all Subscription Receipts will be automatically exchanged without payment of additional consideration and without any further action on the part of the holders. If the Release Conditions are not satisfied or waived, as applicable, at or prior to the Release Deadline or any other Termination Event (as defined herein) occurs prior to the Release Deadline, the Subscription Receipt Agent will pay to holders of Subscription Receipts an amount equal to the subscription proceeds for the Subscription Receipts and an amount equal to their pro rata share of any interest on such amount less applicable withholding taxes, if any. Under the Subscription Receipt Agreement, a “Termination Event” will occur if: (i) the Release Conditions have not been satisfied on or before the Release Deadline; (ii) the Purchase Agreement is terminated at any time before the Release Deadline; (iii) the Company advises GoldenTree and the Subscription Receipt Agent or formally announces to the public by way of a press release that it does not intend to proceed with the Sun Acquisition; or (iv) any condition contained in the Purchase Agreement, the fulfillment or satisfaction of which is outside the control of the Company, has not been and has become incapable of being satisfied prior to the closing date specified in the Purchase Agreement and GoldenTree notifies the Subscription Receipt Agent and the Company that the Subscription Receipt Agreement is terminated.

The Company has appointed the principal transfer offices of the Subscription Receipt Agent in Toronto as the location at which the Subscription Receipts may be surrendered for transfer or exchange. Under the Subscription Receipt Agreement, the Company may, subject to applicable law, purchase in the market, by private agreement or otherwise, any of the Subscription Receipts then outstanding, and any Subscription Receipts so purchased will be cancelled.

The Subscription Receipt Agreement provides for adjustment in the number of Variable Voting Shares issuable upon the exchange of the Subscription Receipts upon the occurrence of certain events. The Company has covenanted in the Subscription Receipt Agreement that, during the period in which the Subscription Receipts are outstanding, it will give notice to Subscription Receipt holders of certain stated events, including certain events that would result in an adjustment to the number of securities issuable upon exchange of the Subscription Receipts at least 14 days prior to the record date of such event.

The Subscription Receipt Agreement provides that, from time to time, the Company, GoldenTree and the Subscription Receipt Agent, without the consent of the Subscription Receipt holders, may amend or supplement the Subscription Receipt Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of Subscription Receipt holders. Any amendment or supplement to the Subscription Receipt Agreement that would prejudice the interests of the Subscription Receipt holders may only be made by “extraordinary resolution”, which is defined in the Subscription Receipt Agreement as a resolution either (i) passed at a meeting of the Subscription Receipt holders at which there are Subscription Receipt holders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Subscription Receipts (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Subscription Receipt holders present in person or by proxy will form a quorum) and passed by the affirmative vote of Subscription Receipt holders representing not less than 66 2/3% of the aggregate number of all the then outstanding Subscription Receipts represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by Subscription Receipt holders representing not less than 66 2/3% of the aggregate number of all the then outstanding Subscription Receipts.

No fractional Variable Voting Shares will be issued in respect of the Subscription Receipts. Fractional Subscription Receipts will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Subscription Receipts, the holder’s entitlement will be reduced to the next lowest whole number of Subscription Receipts.

The foregoing summary of certain terms of the Subscription Receipt Agreement, which summary is not intended to be complete, is qualified in its entirety by reference to the full text of the Subscription Receipt Agreement, which agreement will be available at www.sedar.com.

Description of Capital Structure

The Company’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Company is authorized to issue an unlimited number of Voting Shares and Variable Voting Shares. As of January 13, 2015, there were 941,819 Voting Shares and 39,267,800 Variable Voting Shares issued and outstanding. A summary of the rights attaching to the Voting Shares and Variable Voting Shares are set forth below.

Rights upon Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to any future shares of the Company ranking senior to the Voting Shares, upon liquidation, dissolution or winding up of the Company or other distribution of the Company’s assets among its Shareholders for the purpose of winding up its affairs, the holders of the Voting Shares and Variable Voting Shares shall be entitled to share equally, share for share, in all distributions of such assets.

Voting Shares

Voting Rights

Holders of the Voting Shares shall be entitled to receive notice of, and to attend and vote at, all meetings of the Shareholders of the Company (except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA), and each Voting Share shall confer the right to one vote in person or by proxy at all meetings of Shareholders of the Company.

Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the shares of the Company of any future class ranking senior to the Voting Shares, the holders of the Voting Shares shall, at the discretion of the directors, be entitled to receive, out of monies, assets or property of the Company properly applicable to the payment of dividends, any dividends declared and payable by the Company on the Voting Shares. The Voting Shares shall rank equally as to dividends on a share-for-share basis with the Variable Voting Shares and all dividends declared in any Fiscal Year of the Company shall be declared in equal or equivalent amounts per share on all Voting Shares and Variable Voting Shares at the time outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Voting Shares or the Variable Voting Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Conversion

An issued and outstanding Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Voting Share becomes held or beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (each a “Non-Canadian”). In addition to the automatic conversion feature, a holder of Voting Shares shall have the option at any time to convert some or all of such shares into Variable Voting Shares on a one-for-one basis and to convert those shares back to Voting Shares on a one-for-one basis.

Constraints on Ownership of Shares

The Voting Shares may only be beneficially owned and controlled, directly or indirectly, by persons that are not Non-Canadian.

Variable Voting Shares

General

The Variable Voting Shares have identical terms as the Voting Shares and rank equally with respect to voting, dividends and rights upon liquidation, distribution and winding up, except that Variable Voting Shares shall not carry one vote per Variable Voting Share if:

(a)	the number of issued and outstanding Variable Voting Shares exceeds 49.9% of the total number of all issued and outstanding Shares; or

(b)	the total number of votes that may be cast by or on behalf of holders of Variable Voting Shares present at any meeting of holders of Shares exceeds 49.9% of the total number of votes that may be cast by all holders of Shares present and entitled to vote at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality, to equal the maximum permitted vote per Variable Voting Share as indicated below. Under the circumstance described in subparagraph (a) above, the Variable Voting Shares as a class cannot carry more than 49.9% of the aggregate votes. Under the circumstance described in subparagraph (b) above, the Variable Voting Shares as a class cannot, for the applicable Shareholders’ meeting, carry more than 49.9% of the total number of votes that can be cast at the meeting.

Conversion

An issued and outstanding Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Company or the holder, if (a) such Variable Voting Share is not or ceases to be beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by one or more Non-

Canadians, unless such Variable Voting Share resulted from the exercise of a voluntary election to convert a Voting Share into a Variable Voting Share, or (b)(i) the foreign ownership restrictions of the Tax Act are repealed and not replaced with other similar restrictions in the Tax Act or other applicable legislation and (ii) there is no Canadian federal or provincial law applicable to the Company prescribed for the purposes of subsection 46(1) or paragraph 174(1)(c) of the CBCA or any other similar provision in the CBCA or the CBCA Regulations.

RISK FACTORS

An investment in the Subscription Receipts, the Standby Subscription Receipts and/or the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts involves a high degree of risk. Prospective investors should take these risks into account in evaluating the Company and in deciding whether to exercise the Rights and purchase the Subscription Receipts and the Variable Voting Shares upon the exchange thereof. This section does not describe all risks applicable to the Company, its industry or its business, and it is intended only as a summary of certain material risks. A potential investor should also carefully consider the risks described under the heading “Risk Factors” in management’s discussion and analysis of the financial condition and results of operations of the Company for the years ended August 31, 2014 and 2013, the current annual information form of the Company, any current annual or interim condensed consolidated financial statements of the Company and associated management’s discussion and analysis of the Company and any other documents incorporated by reference in this Prospectus (which risk factors are specifically incorporated by reference herein). Additional risks and uncertainties that are not presently known or that management currently believes are immaterial may also adversely impact the Company’s business operations. Prospective investors should carefully consider such risks and uncertainties together with the other information contained in this Prospectus. If any of such risks or uncertainties actually occur, the Company’s business, financial condition, or operating results could be harmed substantially and could differ materially from the plans and other forward-looking statements included in this Prospectus. In such case, the Company may not be able to satisfy its obligations under its debts or the market price of the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts may decrease materially. A potential investor should consult its own financial and legal advisors, and should carefully consider, among other matters, the following discussion of risks before deciding whether to exercise its Rights to acquire Subscription Receipts.

Risks Associated with this Offering

Ownership Percentages May be Diluted by this Offering.

A holder of Shares that does not purchase Subscription Receipts under the Basic Subscription Privilege risks having the holder’s current percentage ownership in Postmedia reduced. If a holder of Shares does not exercise such Rights and other holders of Rights exercise any of their Rights, that holder’s current percentage ownership in Postmedia will be diluted by the issue of Variable Voting Shares upon the exchange of Subscription Receipts pursuant to this Offering.

GoldenTree currently owns or exercises control or direction over 15,334,086 Variable Voting Shares, representing approximately 39.05% of the outstanding Variable Voting Shares. If no Rights are exercised by persons other than the Standby Purchaser, following the exchange of the Standby Subscription Receipts for Variable Voting Shares GoldenTree could own or exercise control or direction over up to    —    Variable Voting Shares, representing up to approximately     —    % of the issued and outstanding Variable Voting Shares.

Future Sales May Affect the Market Price of the Shares.

In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into equity. The Company cannot predict the size of future issuances of Shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Shares.

The Release Condition May Not be Satisfied.

The Subscription Receipts will not be exchanged for Variable Voting Shares unless the Release Conditions are satisfied (or, in certain circumstances, waived by GoldenTree) on or before the Release Deadline. If the Release

Conditions are not satisfied or waived, as applicable, on or before the Release Deadline, the Subscription Receipts will be cancelled and holders of Subscription Receipts will receive an amount equal to the subscription proceeds for each Subscription Receipt held and their pro rata share of any interest earned on such amount.

Trading Market for Rights and Subscription Receipts.

There is currently no market through which the Rights or the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop in the Rights or the Subscription Receipts or, if developed, that such market will be sustained. To the extent an active trading market for the Rights or the Subscription Receipts does not develop, the pricing of the Rights and the Subscription Receipts in the secondary market, the transparency and availability of trading prices and liquidity of the Rights or the Subscription Receipts may be adversely affected.

Risks Relating to the Sun Acquisition and Related Financings

Completion of the Sun Acquisition is Subject to the Satisfaction of Various Conditions and Regulatory Approvals.

Completion of the Sun Acquisition is subject to a number of conditions precedent, some of which are outside the Company’s control, including: (i) receipt of Competition Act Approval; (ii) TSX Approval; and (iii) receipt of certain third party consents.

There can be no certainty, nor can the Company provide any assurance, that all conditions precedent to the Sun Acquisition will be satisfied or waived. If any of the conditions precedent to the Sun Acquisition are not satisfied or waived and, as a result, the Sun Acquisition is not completed, the Company’s business, financial conditions or results of operations could be subject to various material adverse consequences, including without limitation the exposure to significant costs relating to the Sun Acquisition and the related debt and equity financings.

In order to obtain Competition Act Approval, the Competition Bureau will consider whether the Sun Acquisition prevents or lessens, or is likely to prevent or lessen, competition substantially. The remedial terms and conditions the Competition Bureau may require in order to meet the Competition Act Approval condition may impose limitations, costs or restrictions on the operation of the Company’s business following the completion of the Sun Acquisition or require that the Company divest certain assets in order to proceed with the Sun Acquisition. There can be no assurance that the Competition Bureau will not require terms, conditions, requirements, limitations, costs or restrictions that would impose additional material costs on or limit the revenues of Postmedia, require the divestiture of certain assets or limit some or all of the synergies and other benefits the Company anticipates following completion of the Sun Acquisition. In addition, the Company cannot provide any assurance that any such terms, conditions, requirements, limitations, costs, or restrictions will not result in a material delay in, or the abandonment of, the Sun Acquisition.

Risks Associated with the Closing of the Sun Acquisition.

Each of QMI and Postmedia has the right, in certain circumstances, to terminate the Purchase Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Purchase Agreement will not be terminated by either of QMI or the Company prior to the completion of the Sun Acquisition. If, for any reason, the Purchase Agreement is terminated and/or the Sun Acquisition is not completed, the Company’s business, financial conditions or results of operations could be subject to various material adverse consequences, including without limitation the exposure to significant costs relating to the Sun Acquisition, the Offering and the Debt Offering Proceeds Release.

Financing Risks related to the Sun Acquisition.

Postmedia’s obligation to close the Sun Acquisition is not conditioned upon the successful closing by Postmedia of the Offering or the Debt Offering Proceeds Release. Although the Company expects to finance the purchase price of the Sun Acquisition through the Offering and the Debt Offering Proceeds Release, each of the Offering (including the exchange of Subscription Receipts for Variable Voting Shares pursuant to the Subscription Receipt Agreement and the acquisition of the Standby Subscription Receipts pursuant to the Standby Purchase Agreement) and the Debt Offering Proceeds Release (including the exchange of Debt Subscription Receipts for Additional Notes) are conditioned upon the occurrence of certain events. Some of the conditions are outside of the Company’s control and there can be no certainty, nor can the Company provide any assurance, that all conditions precedents to the Offering and the Debt Offering Proceeds Release will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. Should the funds under the Offering or Debt Offering Proceeds Release not be available to Postmedia at or prior to closing of the Sun Acquisition, the Company will not have sufficient funds to close the Sun Acquisition, which would have a material adverse impact on Postmedia.

Further, the Standby Purchase Agreement and Debt Subscription Receipt Indenture include deadlines for the Sun Acquisition to close that match the final Outside Date in the Purchase Agreement. Should the consents and approvals noted above take longer than expected and extend beyond the final Outside Date in the Purchase Agreement, there is no assurance that the Standby Purchaser or Canso will agree to extend their commitments.

Risks Relating to the Sun ELN Business.

Although Postmedia has conducted due diligence in connection with the Sun Acquisition and QMI has provided a number of representations and warranties in the Purchase Agreement in favour of Postmedia in connection with the Sun Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, the Sun ELN Business. Following completion of the Sun Acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. While QMI has agreed to indemnify the Company under the Purchase Agreement with respect to certain liabilities, losses and damages, many of the representations and warranties are qualified by knowledge and/or materiality and, subject to certain exceptions, the maximum indemnity available to Postmedia under the Purchase Agreement in respect of misrepresentations by QMI is $45 million. There can be no assurance of recovery by Postmedia from QMI for any breach of the representations, warranties or covenants provided by QMI under the Purchase Agreement because there can be no assurance that the amount and length of the indemnification obligations will be sufficient to satisfy such obligations or that QMI will have any assets or continue to exist. The inability to claim for full indemnification from QMI could have a material adverse impact on Postmedia.

The Integration of the Sun ELN Business may not Occur as Planned.

The Sun Acquisition is being undertaken by the Company with the expectation that its successful completion will result in cost savings by taking advantage of operating and other synergies to be realized from the acquisition. These anticipated benefits will depend in part on whether the Sun ELN Business can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions have not yet been made. These decisions and the integration of the Sun ELN Business will present challenges to management, including the integration of systems and personnel of the two companies. As a result of these factors, it is possible that the cost savings and synergies expected from the Sun Acquisition will not be realized. The performance of Postmedia after completion of the Sun Acquisition could be adversely affected if this integration does not occur as anticipated.

In addition, to effectively integrate the Sun ELN Business, the Company must establish appropriate administrative, finance and management systems and controls relating to those assets. This will require substantial attention from Postmedia’s management team. This diversion of management attention, as well as any other difficulties which Postmedia may encounter in completing the transition and integration process, could have a material adverse impact on Postmedia.

Historical Financial Information and Pro Forma Financial Information may not be Indicative of Future Results.

The historical financial information relating to the Sun ELN Business included in this Prospectus, including such information used to prepare the pro forma financial information, has been derived on a historical basis from the historical accounting records of the Sun ELN Business. The historical financial statements may not reflect what the Sun ELN’s financial position, results of operations or cash flows would have been had the Company owned the Sun ELN Business during the periods presented or what the Company’s financial position, results of operations or cash flows will be in the future. The historical financial statements do not contain any adjustments to reflect changes that may occur in the Company’s cost structure, financing and operations as a result of the acquisition of the Sun ELN Business.

Risks Relating to the Company’s Structure

The Company has a Dual Class Share Structure.

The Company’s authorized capital consists of two classes: Voting Shares and Variable Voting Shares. The Voting Shares may only be beneficially owned by persons that are Canadian. If a Canadian acquires Variable Voting Shares (unless such Shares are acquired from treasury and such person has provided a Notice, as described below), such Shares will be automatically converted into Voting Shares. A holder of Voting Shares, however, has the option at any time to convert some or all of such Shares into Variable Voting Shares and to convert those Shares back to Voting Shares. Given these conversion features and the fact that the Company will not know whether a purchaser of Variable Voting Shares is a Canadian unless such person completes a declaration provided by the Company’s transfer agent, the transfer agent’s records of the amount of Voting Shares and Variable Voting Shares outstanding at any one time may not be accurate. As the Company believes that the issued and outstanding Variable Voting Shares as at January 13, 2015 represent more than 97% of the outstanding Shares, if a Canadian acquires Variable Voting Shares such Variable Voting Shares would automatically convert into a larger percentage of the outstanding Voting Shares and provide the holder with a greater percentage of the outstanding voting rights in respect of the Shares. In certain circumstances, such an acquisition may constitute an indirect take-over bid under applicable securities laws and require the offeror to make a formal take-over bid for the outstanding Voting Shares or, alternatively, rely on certain exemptions from the formal take-over bid requirements under applicable securities laws. Purchasers of Shares should consider applicable take-over bid laws as well as the Postmedia Rights Plan prior to purchasing Shares that may represent more than 20% of any class. For purposes of determining beneficial ownership under the Postmedia Rights Plan, Variable Voting Shares beneficially owned or controlled by a person or subject of Canada are deemed to also include the Voting Shares into which such Variable Voting Shares could be converted. However, the Board of Directors of Postmedia has irrevocably waived the application of the Rights Plan to the issuance of the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable on the exchange of the Subscription Receipts and the Standby Subscription Receipts. In addition, one class of Shares may be less liquid than the other and the classes of Shares may have different trading prices.

Holders of Subscription Receipts will receive Variable Voting Shares upon the exchange of Subscription Receipts, regardless of whether such holder is a Canadian or a Non-Canadian. Pursuant to the terms of the Variable Voting Shares, each Variable Voting Share shall be converted into one Voting Share, automatically and without any further act of the Company or the holder, if such Variable Voting Share is issued to a person who is a Canadian, unless such person has provided a Notice. In connection with this Offering, pursuant to the Rights Certificate any person who is a Canadian who has exercised Rights will be deemed to have provided such Notice, with the effect that any Variable Voting Shares issued to persons that are Canadians shall not convert to Voting Shares on issuance. Given the relatively small number of Voting Shares currently outstanding, the subsequent conversion by a person who is a Canadian of such Variable Voting Shares (including Variable Voting Shares issued on the exchange of Subscription Receipts purchased under the Additional Subscription Privilege) into Voting Shares, would result in the Shareholder having a greater percentage of the outstanding voting rights in respect of the Shares. In certain circumstances, such Shareholder could acquire significant influence in any matter coming before a vote of Shareholders and, in some cases, the interests of such Shareholder may not be aligned with, or may conflict with, the interests of other Shareholders in the Company’s business, operations and financial condition.

PLAN OF DISTRIBUTION

Each Shareholder of record at the close of business on the Record Date will receive one Right for each Share held.

This Prospectus qualifies the distribution of the Rights, as well as the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts, the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts under Canadian securities laws, and also covers the offer and sale of the Subscription Receipts issuable upon exercise of the Rights and the offer of the Variable Voting Shares issuable upon the exchange of the Subscription Receipts within the United States under the U.S. Securities Act, other than Subscription Receipts and the underlying Variable Voting Shares to be issued to the Standby Purchaser. However, notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states may not permit or may limit the Company’s ability to offer Rights and/or Subscription Receipts in such states, or to certain persons in those states. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.

The Rights, the Subscription Receipts issuable upon exercise of the Rights, the Standby Subscription Receipts and the Variable Voting Shares issuable upon the exchange of the Subscription Receipts and the Standby Subscription Receipts are not being distributed or offered to Shareholders in any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction. This Prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Subscription Receipts for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction. Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Rights Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “Description of Offered Securities – Ineligible Holders of Rights and Ineligible Shareholders”.

The Company is applying to list the Rights, the Subscription Receipts, the Standby Subscription Receipts and the Variable Voting Shares issuable on the exchange of the Subscription Receipts and the Standby Subscription Receipts on the TSX. Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S. Regulation S permits the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S Securities Act.

The Exercise Price calculation formula for the Rights was determined by negotiation between the Company and the Standby Purchaser.

AGREEMENTS WITH THE STANDBY PURCHASER

Standby Purchase Agreement

The following is a summary of the material attributes and characteristics of the Standby Purchase Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Standby Purchase Agreement, which is available on SEDAR at www.sedar.com.

Under the Standby Purchase Agreement, the Standby Purchaser has agreed, subject to certain terms and conditions, to purchase at the Exercise Price, an aggregate of 100% of the Subscription Receipts offered and that are not otherwise purchased pursuant to this Offering. The Exercise Price has been determined pursuant to the Standby Purchase Agreement, which provides that the Exercise Price shall be equal to the lesser of: (i) $1.10, provided that if the Current EBITDA (as defined in the Standby Purchase Agreement) is less than a specified percentage of the Comparison EBITDA (as defined in the Standby Purchase Agreement), $0.72; and (ii) if the Exercise Price determined pursuant to clause (i) does not represent a “significant discount” (as defined in Section 614(c)(ii) of the TSX Company Manual) to the market price of the Variable Voting Shares at the time of the filing of the Prospectus, the highest price that is sufficient to ensure that the Exercise Price represents a significant discount. In consideration of the commitment to purchase the Standby Subscription Receipts, the Standby Purchaser will be entitled to fees in the aggregate of the Standby Purchaser Fee (a portion of which has already been paid to the Standby Purchaser).

The Standby Purchaser has provided customary representations, warranties and covenants under the Standby Purchase Agreement. The Standby Purchaser may terminate its obligations under the Standby Purchase Agreement at any time prior to the closing time under the Standby Purchase Agreement in certain circumstances, including if: (i) the Shares, the Subscription Receipts or the Rights are de-listed or suspended or halted for trading for a period of four or more consecutive business days for any reason by the TSX at any time prior to the closing date of the Offering; (ii) the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment is not in a form approved by the Standby Purchaser in accordance with the Standby Purchase Agreement; (iii) the conditions to closing in favour of the Standby Purchaser have not been satisfied on or before June 26, 2015, and/or have, at any time and for any reason, become incapable of being satisfied by June 26, 2015; or (iv) Postmedia is in material breach of or in material default under any provision, term or condition contained in the Debt Subscription Receipt Indenture or any replacement thereof.

The Company also has the right to terminate the Standby Purchase Agreement in certain circumstances, including if the Purchase Agreement is terminated. The Company has agreed to indemnify the Standby Purchaser for certain matters including any and all damages and costs arising by reason of any misrepresentations in this Prospectus, any order or investigation made based on a misrepresentation in this Prospectus, non-compliance with securities laws or other laws applicable to the Offering by the Company and any breach or default of the Company under the Standby Purchase Agreement.

The obligation of the Standby Purchaser to complete the purchase of the Standby Subscription Receipts is subject to certain conditions being satisfied (which conditions may be waived by the Standby Purchaser), including: (i) all actions required to be taken by or on behalf of Postmedia including the passing of all requisite resolutions of the directors of Postmedia, all requisite filings with any Governmental Entity, and obtaining all necessary approvals/orders/consents will have occurred on or prior to the closing of the Offering; (ii) the terms of the Offering will not have been changed from those set out in the Standby Purchase Agreement and Postmedia will not have terminated the Offering; (iii) Postmedia or one of its affiliates will have entered into each of the Purchase Agreement, the Debt Subscription Receipt Indenture and the Subscription Receipt Agreement and these agreements will remain in full force and effect, unamended, as at the Closing Time; (iv) the Debt Subscription Receipts will be issued and outstanding or, if the Debt Subscription Receipts have been replaced by the Additional Notes in accordance with the Debt Subscription Receipt Indenture and the First Lien Note Indenture, the Additional Notes shall be issued and outstanding; (v) Postmedia and its affiliates will not have waived or agreed to waive any term, condition, right or benefit under the Purchase Agreement, Debt Subscription Receipt Indenture or the Subscription Receipt Agreement; (vi) no Default (as defined in the First Lien Note Indenture) or Event of Default (as defined in the First Lien Note Indenture) shall have occurred and be continuing under the First Lien Note Indenture; (vii) the board of directors of Postmedia will have irrevocably waived the application of the Rights Plan to the Offering; and (viii) the Standby Purchaser having received at the closing of the Offering certification that the representations and warranties of Postmedia contained in the Standby Purchaser Agreement are true and correct in all material respects as of the closing of the Offering, except for such representations and warranties which are stated to be qualified as to materiality, in which case such representations and warranties are true and correct in all respects as of the closing of the Offering.

The obligation of Postmedia to issue the Standby Subscription Receipts to the Standby Purchaser is subject to the following conditions: (i) Postmedia having received at the closing of the Offering certification that: (A) the Standby Purchaser has duly complied, in all material respects, with the terms, conditions and covenants of the Standby Purchase Agreement; and (B) the representations and warranties of the Standby Purchaser contained in the Standby Purchase Agreement are true and correct in all material respects as of the closing of the Offering; and (ii) if the Standby Purchaser and Postmedia are obligated to enter into the Voting Restriction Agreement, the Voting Restriction Agreement shall have been entered into by the Standby Purchaser and shall remain in full force and effect.

In consideration solely for the commitment to purchase the Standby Subscription Receipts, Postmedia (a) paid the Standby Purchaser a fee of $1,860,000 upon execution of the Standby Purchase Agreement; (b) will be required to pay the Standby Purchaser a fee of $1,735,000 on the closing date of the Offering; and (c) will be required to pay the Standby Purchaser a fee of $3,470,000 on closing of the Sun Acquisition (such fees are collectively referred to herein as the “Standby Purchaser Fee”). In the event that Postmedia or the Standby Purchaser validly terminates the Standby Purchase Agreement: (i) the obligations of Postmedia and the Standby Purchaser under the Standby Purchase Agreement will terminate and there will be no further liability on the part of the Standby Purchaser to Postmedia or on the part of Postmedia to the Standby Purchaser (except for any liability of any party that exists at such time or that may arise thereafter pursuant to the terms of the Standby Purchase Agreement); and (ii) the Standby Purchaser shall be entitled to retain the amount paid by Postmedia to the Standby Purchaser pursuant to (a) above. In the event that the Purchase Agreement is terminated following the closing of the Offering, the Standby Purchaser shall be entitled to retain the amounts paid by Postmedia to the Standby Purchaser pursuant to (a) and (b) above.

Neither GoldenTree nor the Standby Purchaser is engaged as an underwriter in connection with the Offering and neither has been involved in the preparation of, or performed any review of, this Prospectus in the capacity of an underwriter.

Voting Restriction Agreement

Under the Standby Purchase Agreement, Postmedia and the Standby Purchaser agreed that, in the event that on the Sun Acquisition Closing Date it is determined that immediately following the closing of the Sun Acquisition the Standby Purchaser will own Shares carrying 33 1⁄3% or more of the outstanding voting rights in respect of all of the issued and outstanding Shares, each of the Standby Purchaser and Postmedia will, on the Sun Acquisition Closing Date, enter into a voting restriction agreement (the “Voting Restriction Agreement”).

The Voting Restriction Agreement will provide that, during the term of the agreement, the Standby Purchaser shall not, and shall cause its affiliates to not, vote (or cause to be voted) at any meeting or special meeting of the holders of Shares, more than that number of the Shares beneficially owned by such party or over which such party has the power to exercise direct or indirect control or direction, which, in the aggregate (together with all Shares held by such parties or over which such parties have the power to exercise direct or indirect control or direction), represent 33 1⁄3%, less one Share, of the outstanding voting rights in respect of all of the issued and outstanding Shares at such time.

The term of the Voting Restriction Agreement will end on the earlier of: (i) the date on which the parties mutually agree in writing to terminate the agreement; (ii) the date on which the number of Shares beneficially owned by the Standby Purchaser and its affiliates or over which the Standby Purchaser and its affiliates have the power to exercise direct or indirect control or direction, represent, in the aggregate (together with all Shares held by such parties), less than 33 1⁄3% of the outstanding voting rights in respect of all of the issued and outstanding Shares at such time, and the Standby Purchaser provides written notice to Postmedia setting forth such number of Shares as of the date of such notice and stating that the Voting Restriction Agreement has been terminated; and (iii) the date on which the Standby Purchaser provides to Postmedia a then-currently dated written opinion of its legal counsel that, upon the termination of the Standby Purchaser’s obligations under the Voting Restriction Agreement in connection with its and its affiliates’ ownership, control or direction of Shares, Postmedia will be a “Canadian” for the purposes of the Investment Canada Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Goodmans LLP, Canadian counsel to the Company, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders who, for the purposes of the Tax Act and at all relevant times, hold their Rights received under this Offering, Subscription Receipts received on the exercise of Rights and Variable Voting Shares acquired on the exchange of Subscription Receipts and Standby Subscription Receipts, as capital property, are not affiliated with the Company, and deal with the Company at arm’s length (a “Holder”). A Right, Subscription Receipt, Standby Subscription Receipt or Variable Voting Share will generally be capital property to a Holder unless it is held in the course of carrying on a business of trading or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus (“Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary does not apply to a Holder (a) that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (b) that is a “specified financial institution”, as defined in the Tax Act, (c) an interest in which is a “tax shelter investment”, as defined in the Tax Act, (d) that has made a “functional currency election” pursuant to section 261 of the Tax Act, (e) that has, or will, enter into, with respect to the Rights, Subscription Receipts, Standby Subscription Receipts or Variable Voting Shares, a “derivative forward agreement”, as defined in the Tax Act, or (f) that is exempt from tax under Part I of the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Rights, Subscription Receipts, Standby Subscription Receipts or Variable Voting Shares. Accordingly, holders of Rights, Subscription Receipts, Standby Subscription Receipts or Variable Voting Shares should consult their own tax advisors about the specific tax consequences to such holders of acquiring, holding and disposing of Rights, Subscription Receipts, Standby Subscription Receipts or Variable Voting Shares, having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to such holders.

Canadian Holders

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Canadian Holder”).

Certain Canadian Holders who are resident of Canada and whose Variable Voting Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Variable Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Canadian Holders contemplating such an election should first consult their own tax advisors.

Distribution of Rights

A Canadian Holder who receives Rights pursuant to this Offering will not be required to include the value of such Rights in computing the Canadian Holder’s income for purposes of the Tax Act.

Disposition of Rights

A Canadian Holder who disposes of or is deemed to dispose of a Right (otherwise than pursuant to the expiry thereof) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Right to the Canadian Holder. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Treatment of Capital Gains and Capital Losses”.

The cost of Rights acquired by a Canadian Holder pursuant to this Offering will be nil. The cost of Rights acquired by a Canadian Holder otherwise than pursuant to this Offering will be averaged with the adjusted cost base of all other Rights held by that Canadian Holder as capital property for the purposes of determining the adjusted cost base to that Canadian Holder of each Right so held.

Exercise of Rights

The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a Canadian Holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Subscription Receipts acquired upon the exercise of the Right.

Expiry of Rights

Upon the expiry of an unexercised Right, a Canadian Holder will realize a capital loss equal to the adjusted cost base, if any, of the Right immediately before its expiry. The tax treatment of any such capital loss is the same as described below under “Treatment of Capital Gains and Capital Losses”.

Subscription Receipts and Standby Subscription Receipts

Subscription Receipts acquired by a Canadian Holder upon the exercise of a Right will have a cost to such Canadian Holder equal to the aggregate of the Exercise Price paid for such Subscription Receipts and the adjusted cost base to such holder of the Right so exercised. For the purposes of determining the adjusted cost base to a Canadian Holder of each Subscription Receipt and Standby Subscription Receipt held by such Canadian Holder, the cost of each Subscription Receipt and Standby Subscription Receipt so acquired must be averaged with the adjusted cost base to the Canadian Holder of all other Subscription Receipts and Standby Subscription Receipts held as capital property by the Canadian Holder.

A disposition or deemed disposition by a Canadian Holder of a Subscription Receipt or Standby Subscription Receipt (otherwise than on a termination of a Subscription Receipt or Standby Subscription Receipt) generally will result in the Canadian Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) than the aggregate of the Canadian Holder’s adjusted cost base thereof. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Treatment of Capital Gains and Capital Losses”.

No gain or loss will be realized by a Canadian Holder on the exchange of a Subscription Receipt or Standby Subscription Receipt for a Variable Voting Share.

Termination of Subscription Receipts and Standby Subscription Receipts

As described above under “Description of Offered Securities – Description of Subscription Receipts”, if the Release Conditions are not satisfied at or prior to the Release Deadline or any other Termination Event occurs prior to the Release Deadline, the Subscription Receipts and Standby Subscription Receipts will terminate, and each holder of Subscription Receipts and Standby Subscription Receipts will be entitled to receive an amount equal to the subscription proceeds for such Subscription Receipts and Standby Subscription Receipts and a termination payment equivalent to its pro rata share of any interest on such amount.

The Canadian Holder will be considered to have realized a capital gain (or capital loss) equal to the amount by which the proceeds of disposition realized on the termination of the Subscription Receipts and Standby Subscription Receipts, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Subscription Receipts and Standby Subscription Receipts to the Canadian Holder. The aggregate subscription proceeds received by the Canadian Holder will constitute proceeds of disposition for these purposes. Although the matter is not free from doubt, the receipt of a payment in the nature of the termination payment may be included in the income of the Canadian Holder and excluded from the Canadian Holder’s proceeds of disposition. Alternatively, it is possible that the receipt of the termination payment could be taxed as proceeds of disposition of a Canadian Holder’s rights under the Subscription Receipts and Standby Subscription Receipts. Canadian Holders who receive the termination payment should consult their own tax advisors in this regard.

Variable Voting Shares

A Variable Voting Share acquired by a Canadian Holder on the exchange of a Subscription Receipt or Standby Subscription Receipt will have a cost equal to the cost of such Subscription Receipt or Standby Subscription Receipt. For the purposes of determining the adjusted cost base of each Variable Voting Share held by a Canadian Holder, the cost of Variable Voting Shares acquired must be averaged with the adjusted cost base of all other Variable Voting Shares held as capital property by the Canadian Holder.

Dividends received or deemed to be received on Variable Voting Shares by an individual will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian Company. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if the Company designates the dividend as an “eligible dividend” within the meaning of the Tax Act. Dividends received or deemed to be received by an individual (including certain trusts) may give rise to liability for alternative minimum tax.

Dividends received or deemed to be received on Variable Voting Shares by a Canadian Holder that is a Company will be included in computing the Company’s income and will generally be deductible in computing the Company’s taxable income. A Company that is a “private Company” or “subject Company” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1⁄3% on dividends received or deemed to be received to the extent such dividends are deductible in computing the Company’s taxable income.

Disposition of Variable Voting Shares

On a disposition or deemed disposition of a Variable Voting Share, a Canadian Holder generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Variable Voting Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Variable Voting Share to the Canadian Holder. The tax treatment of any such capital gain (or capital loss) is the same as described below under “Treatment of Capital Gains and Capital Losses”.

Treatment of Capital Gains and Capital Losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year generally must be included in computing the Canadian Holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year generally may be deducted from taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Variable Voting Share by a Canadian Holder that is a Company may be reduced by the amount of any dividends received or deemed to have been received by it on the Variable Voting Share to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where Variable Voting Shares are owned by a partnership or trust of which a Company, trust or partnership is a member or beneficiary. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

A Canadian Holder that is a “Canadian-controlled private Company” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on certain investment income, including taxable capital gains.

Capital gains realized by a Canadian Holder that is an individual or a trust (other than certain specified trusts) will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Non-Resident Holders

The following portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Rights, Subscription Receipts, Standby Subscription Receipts or Variable Voting Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere. Relief under an applicable income tax treaty or convention may not be available for a Non-Resident Holder that is subject to the proposed “treaty-shopping” rule contained in the 2014 Canadian federal budget released February 11, 2014. On August 29, 2014, the Canadian government announced that it would postpone implementation of this proposal pending recommendations from The Organization for Economic Co-operation and Development. Such Non-Resident Holders are urged to consult their own tax advisors.

Distribution of Rights

The issuance of Rights to a Non-Resident Holder will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of such Rights.

Disposition of Rights, Subscription Receipts, Standby Subscription Receipts and Variable Voting Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Rights, Subscription Receipts, Standby Subscription Receipts or Variable Voting Shares unless the property disposed of constitutes “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable tax treaty or convention.

Generally, a Variable Voting Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which currently includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the particular time, (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, a partnership in which the Non-Resident Holder or the non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Rights, Subscription Receipts and Standby Subscription Receipts will not be “taxable Canadian property” of a Non-Resident Holder at a particular time unless the Rights, Subscription Receipts and Standby Subscription Receipts are exercisable for or entitle the Non-Resident Holder to receive one or more Variable Voting Shares that would be “taxable Canadian property” at that particular time. Notwithstanding the foregoing, Rights, Subscription Receipts, Standby Subscription Receipts and Variable Voting Shares may otherwise in certain circumstances be deemed to be “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose Rights, Subscription Receipts, Standby Subscription Receipts and Variable Voting Shares may constitute “taxable Canadian property” are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Termination of Subscription Receipts and Standby Subscription Receipts

If the Release Conditions are not satisfied at or prior to the Release Deadline or any other Termination Event occurs prior to the Release Deadline, the payment to a Non-Resident Holder of Subscription Receipts and Standby Subscription Receipts of an amount equal to the subscription proceeds for such Subscription Receipts and Standby Subscription Receipts and a termination payment equivalent to its pro rata share of any interest on such amount will not be subject to tax in Canada to the Non-Resident Holder.

Dividends on Variable Voting Shares

Dividends and deemed dividends on Variable Voting Shares received by a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”), where dividends are paid to, or derived by, a Non-Resident Holder who is a U.S. resident for the purpose of, and who is entitled to the benefits in accordance with the provisions of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax generally is reduced to 15%.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership, exercise, lapse and disposition of Rights issued pursuant to the Offering and the ownership and disposition of Shares. This discussion is based on existing provisions of the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date hereof. Future legislative, judicial or administrative modifications, revocations or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such challenge.

This summary does not provide a complete analysis of all potential tax considerations. This summary assumes that Rights and Shares are held as capital assets (generally, property held for investment), within the meaning of Section 1221 of the Code. This summary does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax; or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of Shares or the acquisition, ownership, exercise, lapse and disposition of Rights. In addition, this discussion does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special tax treatment under the Code, including U.S. Holders that are (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold Shares or Rights as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the U.S. dollar; (vii) holders that own directly, indirectly or constructively 10 percent or more of the voting power of the Company; and (viii) U.S. expatriates. This summary also assumes that a prospective investor will not, due to the particular circumstances of that investor, be restricted from receiving the Rights under applicable securities laws.

As used herein, the term “U.S. Holder” means a beneficial owner of a Share or Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. The summary below applies to a prospective investor only if such investor is a beneficial owner of Rights and/or Shares and is not a resident of Canada for purposes of the Canada-U.S. Tax Treaty.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of Rights and the ownership and disposition of Shares.

The Company believes that it is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 percent of its gross income is “passive income” or (ii) at least 50 percent of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The determination of PFIC status must be made annually, which is very fact specific and may be affected by changes in the Company’s activities, revenue and assets subsequent to the Offering, and there can be no assurance in this regard. Accordingly, it is possible that the Company may become a PFIC in the current taxable year or in future years. If the Company were to be treated as a PFIC for any taxable year when a U.S. Holder owns or owned Shares, materially adverse consequences could result to such U.S. Holders for that year and all future years during which such U.S. Holders retain such Shares, regardless of whether the Company continues to meet the PFIC test. The following discussion assumes that the Company is not, has not been and will not become a PFIC.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE EXERCISE OR DISPOSITION OF THE RIGHTS AND OF THE OWNERSHIP AND DISPOSITION OF THE SHARES. A U.S. HOLDER OF SHARES AND/OR RIGHTS IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR SITUATION AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

Consequences of the Ownership, Disposition, and Lapse of Rights

Distribution of Rights

The distribution of Rights should be treated as a non-taxable distribution under Section 305(a) of the Code. This position is not binding on the IRS, or the courts, however. If this position is determined by the IRS or a court to be incorrect, the fair market value of the Rights would be taxable to holders of Shares as a dividend to the extent of the holder’s pro rata share of the Company’s current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent of such holder’s basis in its Shares and then as capital gain. The remaining discussion assumes that holders of Shares will not be subject to U.S. federal income tax on the receipt of a Right.

Sale or Other Disposition of Rights

Upon a sale or other disposition of a Right, an investor will recognize capital gain or loss in an amount equal to the difference between the amount realized and the investor’s adjusted tax basis in the Right.

The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash an investor receives in exchange for such Right. If the consideration an investor receives for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment an investor receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an “established securities market” and an investor is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. An investor’s tax basis in any foreign currency an investor receives on the sale or other disposition of a Right will be equal to the U.S. dollar amount that an investor realized on the sale or disposition. Any gain or loss an investor realizes on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.

If the aggregate fair market value of the Rights at the time they are distributed to U.S. Holders is less than 15% of the aggregate fair market value of the Shares at such time, the tax basis of the Rights received by a U.S. Holder will be zero unless such holder elects to allocate a portion of his or her tax basis of previously owned Shares to the Rights issued pursuant to the Offering. However, if the aggregate fair market value of the Rights at the time they are distributed to U.S. Holders is 15% or more of the aggregate fair market value of the Company’s Shares at such time, or if a U.S. Holder elects to allocate a portion of his or her tax basis of previously owned Shares to the Rights issued in the Offering, then such holder’s tax basis in previously owned Shares will be allocated between such Shares and the Rights based upon the relative fair market value of such Shares and the Rights as of the date of the distribution of the Rights. Thus, if such an allocation is made and the Rights are later exercised, the tax basis in the Shares originally owned will be reduced by an amount equal to the tax basis allocated to the Rights and the basis in the new Shares will be increased by the tax basis allocated to these Shares. This election is irrevocable if made and would apply to all of the Rights received pursuant to the Offering. The election must be made in a statement attached to a United States Holder’s Federal income tax return for the taxable year in which the Rights are distributed.

Subject to the PFIC rules discussed above, any gain or loss an investor recognizes on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if an investor’s holding period in the Right is deemed to be greater than one year. An investor’s holding period in a Right will be deemed to have begun on the same date as that of the Share with respect to which an investor received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Notwithstanding the foregoing, pursuant to applicable Treasury Regulations, basis will be allocated to a Right only if it is exercised. If a U.S. Holder allows a Right to lapse unexercised, no basis will be allocated to such Right.

Exercise of Rights

A U.S. Holder will generally not recognize gain or loss on the exercise of a Right and related receipt of a Subscription Receipt. A U.S. Holder’s initial tax basis in a Subscription Receipt received on the exercise of a Right should be equal to the sum of (a) such U.S. Holder’s tax basis in such Right, if any, plus (b) the exercise price paid by such U.S. Holder on the exercise of such Right. A U.S. Holder’s holding period for Subscription Receipts will begin on the day that such Right is exercised by such U.S. Holder.

A U.S. Holder that exercises Rights received in the Offering after disposing of the Shares with respect to which the Rights were received is urged to consult a tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.

Lapse of Rights

Upon the lapse or expiration of a Right, a U.S. Holder should recognize no loss, and the tax basis of the Shares in respect of which the Rights were received will equal their tax basis before receipt of the Rights.

Consequences of the Ownership and Disposition of Subscription Receipts

Termination of Subscription Receipts

In the event that the Release Conditions are not satisfied at or prior to the Release Deadline or any Termination Event occurs prior to the Release Deadline and an investor receives an amount equal to the price paid for a Subscription Receipt plus such investor’s pro rata share of any interest on such amount, such investor will recognize income in the amount of such investor’s share of such earnings. If an investor receives an interest payment in Canadian dollars, such investor will be required to include in income the U.S. dollar value of such payment (determined using the exchange rate in effect on the date such payment is received and including any amount withheld in respect of Canadian withholding tax) regardless of whether such payment subsequently is converted into U.S. dollars. Although the Company intends to take the position that the foregoing is the correct treatment of interest earned on the Escrowed Funds for U.S. federal income tax purposes, the treatment of such interest is subject to some uncertainty, and the IRS might assert that each investor is subject to tax on such investor’s share of the interest upon, or before, relinquishment of such investor’s Subscription Receipts, even if Shares are received in exchange therefor.

Sale or Exchange of Subscription Receipts

If an investor sells or exchanges a Subscription Receipt such investor will be treated in a similar manner as discussed below under “– Consequences of the Ownership and Disposition of Shares” (except that ordinary income may arise with respect to such investor’s share of interest earned on the Escrowed Funds).

Receipt of Shares

An investor should not recognize gain or loss on the receipt of Shares in exchange for Subscription Receipts. An investor’s initial tax basis in the Shares generally should equal such investor’s basis in the Subscription Receipts. The law is unclear as to when an investor’s holding period with respect to the Shares received pursuant to the Subscription Receipts will commence. The holding period may commence as of the date of exercise of the Rights or, alternatively, it may commence on the day following the acquisition of such Shares.

Consequences of the Ownership and Disposition of Shares

Distributions on Shares

The gross amount of any distribution paid by the Company, including any amount withheld in respect of Canadian taxes, will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution. Dividends paid by the Company will not be eligible for the dividends received deduction generally allowed to corporations. Subject to applicable limitations, dividends paid by the Company to non-corporate U.S. Holders will generally be taxable at the special reduced rate normally applicable to long-term capital gains. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The gross amount of distributions paid in any foreign currency will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss.

To the extent that a distribution exceeds the amount of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in the Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Shares), with any amount that exceeds the adjusted basis being taxed as a capital gain recognized on a sale or exchange (as discussed under “– Sale, Exchange or Other Taxable Disposition of Shares” below).

Sale, Exchange, or Other Taxable Disposition of Shares

Upon a sale or other taxable disposition of Shares, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Shares.

As described above, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at preferential rates. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If the consideration an investor receives for Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment an investor receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Shares sold or exchanged are traded on an “established securities market” and an investor is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date. An investor’s tax basis in any foreign currency an investor receives on the sale or other disposition of a Share will be equal to the U.S. dollar amount that an investor realized on the sale or disposition. Any gain or loss an investor realizes on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.

Additional Tax on Passive Income

An additional 3.8% tax will generally be imposed on the “net investment income” of individuals, estates and trusts whose income exceeds certain thresholds. “Net investment income” generally includes the following: (1) gross income from interest and dividends other than from the conduct of a non-passive trade or business; (2) other gross income from a passive trade or business; and (3) net gain attributable to the disposition of property other than property held in a non-passive trade or business. Therefore, dividends on, and capital gains from the sale or other taxable disposition of, Shares may be subject to this additional tax.

Foreign Tax Credit Considerations

For purposes of the U.S. foreign tax credit limitations, dividends on the Shares will be foreign source income and will generally constitute “passive category income” but could, in the case of certain U.S. holders, constitute “general category income.” In general, gain or loss realized upon sale or exchange of Rights, Subscription Receipts or Shares by an investor will be U.S. source income or loss, as the case may be.

Subject to certain complex limitations, including holding period requirements, generally an investor will be entitled to a credit against an investor’s U.S. federal income tax liability or a deduction in computing an investor’s U.S. federal taxable income in respect of any Canadian taxes withheld by the Company (to the extent not refundable). An investor should consult their tax advisors as to the consequences of Canadian withholding taxes and the availability of a foreign tax credit or deduction.

United States Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. In addition, new U.S. return disclosure obligations (and related penalties for failure to disclose) have also been imposed on U.S. individuals that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include our common stock and subscription rights. U.S. Holders should consult with their own tax advisors regarding the requirements of filing any information returns.

A U.S. Holder that purchases Shares may be required to file Form 926 (or similar form) with the IRS if the purchase, when aggregated with all transfers of cash or other property made by the U.S. Holder (or any related person) to the Company within the preceding 12-month period, exceeds $100,000 (or its equivalent). U.S. Holders should consult their own tax advisers with respect to whether they should file Form 926. A U.S. Holder that fails to file any such required form could be required to pay a penalty equal to 10 percent of the gross amount paid for the Shares (subject to a maximum penalty of US$100,000, except in cases of intentional disregard). U.S. Holders should consult their tax advisers with respect to this or any other reporting requirement that may apply to an acquisition of Shares.

Dividends on Shares and proceeds from the sale or other disposition of Shares that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at a 28% rate) if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the IRS in a timely manner.

INTERESTS OF EXPERTS

Certain legal matters relating to this Offering have been and will be passed upon on the Company’s behalf by Goodmans LLP, as to Canadian law, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, as to United States law. The Canadian tax opinion contained herein has been provided by Goodmans LLP, as counsel to the Company. As at the date hereof, partners and associates of Goodmans LLP, as a group, own less than 1% of the outstanding securities of any class of the Company’s associates or affiliates.

PricewaterhouseCoopers LLP are the auditors of the Company and have advised that they are independent with respect to the Company, within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Ernst & Young LLP are the auditors of QMI and have advised that they are independent with respect to QMI within the meaning of the Code of Ethics of the Ordre des comptables professionels agréés du Québec.

AGENT FOR SERVICE OF PROCESS

Each of Steven Shapiro and Martin Nisenholtz resides under the laws of a foreign jurisdiction outside of Canada. Each of the individuals listed below has appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Steven Shapiro	GODA Incorporators Inc. 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7

Martin Nisenholtz	GODA Incorporators Inc. 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is organized under the laws of a foreign jurisdiction or who resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are PricewaterhouseCoopers LLP, Chartered Professional Accountants and Licensed Public Accountants, PWC Tower, 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2. PricewaterhouseCoopers LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages must be exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as exhibits to the Registration Statement of which this preliminary short form prospectus forms a part: (a) the Company’s annual information form dated November 26, 2014 for the year ended August 31, 2014; (b) the Company’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 and the report of the auditors thereon; (c) the Company’s management’s discussion and analysis for the years ended August 31, 2014 and 2013; (d) the Company’s unaudited interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013; (e) the Company’s interim management’s discussion and analysis for the three months ended November 30, 2014 and 2013; (f) the Company’s management information circular dated November 26, 2014, prepared in connection with the Company’s annual meeting of shareholders held on January 8, 2015; (g) the Company’s press release dated October 6, 2014; (h) the Consent of PricewaterhouseCoopers LLP; (i) the Consent of Ernst & Young LLP; (j) the Consent of Goodmans LLP; and (k) powers of attorney.

INDEX TO FINANCIAL STATEMENTS

Audited combined financial statements of English language newspapers business (Carve-out of the English language newspapers business of Quebecor Media Inc.) as at and for the years ended December 31, 2013 and 2012

F-2

Unaudited condensed combined financial statements of English language newspapers business (Carve-out of the English language newspapers business of Quebecor Media Inc.) as at and for the nine months ended September 30, 2014 and 2013

F-25

Postmedia Network Canada Corp. unaudited pro forma condensed consolidated financial statements as at and for the three months ended November 30, 2014 and the year ended August 31, 2014	F-33

Combined financial statements of

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

(Carve-out of the English language newspapers business of Quebecor Media inc.)

Years ended December 31, 2013 and 2012

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Quebecor Media Inc.

We have audited the accompanying carve-out combined financial statements of the English language newspapers held by Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media Inc., and the Islington printing facility held by Quebecor Media Printing inc., also a wholly-owned subsidiary of Quebecor Media Inc. (the “ELN business”), which comprise the combined balance sheet as at December 31, 2013 and the combined statements of operations and comprehensive loss, net investment and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of these carve-out combined financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of carve-out combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these carve-out combined financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the carve-out combined financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the carve-out combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the carve-out combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out combined financial statements present fairly, in all material respects, the financial position of the ELN business. as at December 31, 2013 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other matter – Comparative information

Without modifying our opinion, we draw attention to note 1 to the carve-out combined financial statements which describe that the ELN business adopted International Financial Reporting Standards on January 1, 2013 with a transition date of January 1, 2012. These standards were applied retrospectively by management to the comparative information in these financial statements, including the combined balance sheets as at December 31, 2012 and January 1, 2012, and the combined statements of operations and comprehensive loss, net investment and cash flows for the year ended December 31, 2012, and related disclosures. We were not engaged to report on the restated comparative information, and as such, it is unaudited.

[1]

Ernst & Young LLP

Montreal, Canada

July 22, 2014

[1]	CPA auditor, CA, public accountancy permit no. A121006

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

	Note	2013	2012
			(unaudited)
Revenues	2	$514,728	$579,311
Employee costs		185,864	214,607
Purchase of goods and services	3	234,769	253,334
Amortization		29,945	38,250
Financial expenses	4	2,205	2,456
Restructuring of operations, impairment of assets and (gain) loss on disposal of assets	5	4,433	39,934
Impairment of goodwill and intangible assets	6	281,000	141,100

Loss before income taxes		(223,488)	(110,370)
Income taxes	7	4,128	2,921

Net loss		(227,616)	(113,291)
Other comprehensive income (loss):
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	22	31,901	(165)
Deferred income taxes		(8,014)	41

		23,887	(124)

Comprehensive loss		$(203,729)	$(113,415)

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED STATEMENTS OF NET INVESTMENT

Years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

	2013	2012
		(unaudited)
Net investment at beginning of the year	$698,638	$883,412
Net loss	(227,616)	(113,291)
Other comprehensive income (loss)	23,887	(124)
Net distributions	(42,431)	(71,359)

Net investment at the end of the year	$452,478	$698,638

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

	Note	2013	2012
			(unaudited)
Cash flows related to operating activities
Net loss		$(227,616)	$(113,291)
Adjustments for:
Amortization of property, plant and equipment	10	15,780	17,925
Amortization of intangible assets	11	14,165	20,325
Gain on disposal of assets		(1,859)	(168)
Impairment of assets		548	8,608
Impairment of goodwill and intangible assets	6	281,000	141,100
Deferred income taxes	7	(7,918)	(13,147)

		74,100	61,352
Accounts receivable		10,452	17,741
Accounts payable, accrued charges		(10,891)	(10,589)
Amounts payable to corporations under common control		(2,385)	443
Provision for restructuring		(17,778)	17,079
Deferred revenues		(5,316)	(3,914)
Defined benefit plans		(992)	(982)
Other		(414)	545

Net change in non-cash balances related to operating activities		(27,324)	20,323

Cash flows provided by operating activities		46,776	81,675

Cash flows related to investing activities
Additions to property, plant and equipment	10	(5,901)	(3,959)
Additions to intangible assets	11	(4,650)	(7,556)
Proceeds from disposals of assets		6,206	1,199

Cash flows used in investing activities		(4,345)	(10,316)

Cash flows related to financing activities
Net distributions		(42,431)	(71,359)

Cash flows used in financing activities		(42,431)	(71,359)

Net change and cash position at the beginning and end of year		$—	$—

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

COMBINED BALANCE SHEETS

December 31, 2013 and 2012 and January 1, 2012

(in thousands of Canadian dollars)

	Note	December 31, 2013	December 31, 2012	January 1, 2012
			(unaudited)	(unaudited)
Assets
Current assets
Accounts receivable	8	$77,025	$87,477	$105,218
Inventories	9	5,958	6,003	6,881
Prepaid expenses		3,197	2,826	3,137

		86,180	96,306	115,236

Non-current assets
Property, plant and equipment	10	185,009	199,242	216,433
Intangible assets	11	32,104	98,165	145,449
Goodwill	11	254,000	479,000	592,000
Other assets	22	1,731	—	—

		472,844	776,407	953,882

Total assets		$559,024	$872,713	$1,069,118

Liabilities and net investment
Current liabilities
Accounts payable and accrued charges	13	$37,493	$48,384	$58,973
Amounts payable to corporations under common control		4,575	6,960	6,517
Provision for restructuring	14	12,208	29,986	12,907
Deferred revenue		18,120	18,112	18,437

		72,396	103,442	96,834

Non-current liabilities
Other liabilities	15	2,128	38,707	43,758
Deferred income taxes	7	32,022	31,926	45,114

		106,546	174,075	185,706

Net investment	16	452,478	698,638	883,412
Commitments and contingencies	18
Guarantees	19
Subsequent event	23

Total liabilities and net investment		$559,024	$872,713	$1,069,118

On July 23, 2014, the Board of Directors of Quebecor Media inc. approved the combined financial statements for the year ended December 31, 2013. On behalf of the Board of Directors,

/s/	/s/
Jean La Couture, Director	Michel Lavigne, Director

See accompanying notes to combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These combined financial statements have been prepared in the context of a proposed transaction (“the proposed transaction”) whereby the News Media segment of Quebecor Media inc. (“Quebecor Media”) would sell all of its English language newspapers businesses in Canada (“ELN business”). The ELN business includes all English language newspapers held by Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media, and the Islington printing facility held by Quebecor Media Printing inc., also a wholly-owned subsidiary of Quebecor Media. Accordingly, these combined financial statements present a carve-out of the ELN business from the consolidated financial statements of Quebecor Media. The ultimate parent corporation of the group is Quebecor inc. The head office and registered office of Quebecor Media is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The ELN business operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including English-language portals and specialized sites.

(a)	Basis of presentation

These combined financial statements are prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In particular, they were prepared in accordance with IFRS 1, First-time adoption of IFRS, since they are the first carve-out financial statements prepared for the ELN business. The date of the opening balance sheet under IFRS is January 1, 2012. The ELN business is required to establish IFRS accounting policies as of the opening balance sheet date and, in general, to apply these retrospectively to determine the opening balance sheet. The ELN business is applying the same accounting policies for its opening balance sheet and all periods presented. Accounting policies used for the preparation of these combined financial statements are the same as the policies applied by Quebecor Media in its consolidated financial statements. IFRS 1 also provides a number of mandatory exceptions and optional exemptions to this general principle of retrospective application. The mandatory exceptions and optional exemptions applied for these carve-out combined financial statements are the same that were applied by Quebecor Media on its first adoption of IFRS on January 1, 2010 described in their consolidated financial statements for the year ended December 31, 2011, which are available from the EDGAR filing service at <www.sec.gov/edgar.shtml>.

These combined financial statements have been prepared using the historical results of operations and historical cost basis of the assets and liabilities of Quebecor Media that comprise the ELN business, except for the liability related to stock-based compensation and the net defined benefit liability or asset. They are presented in Canadian dollars (“CAN dollars”), which is the currency of the primary economic environment in which the ELN business operates (“functional currency”).

These combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the ELN business, as well as allocations deemed reasonable by management to present combined balance sheets, combined statement of operations, net investment and cash flows of the ELN business on a carve-out basis. In particular, certain common charges related to centralized services, assets and liabilities had to be allocated based on the most meaningful allocation methodologies which were primarily based on proportionate revenues or headcounts or on specific levels of service provided or usage of assets. Management considers the allocations to be reasonable under the circumstances.

The ELN business presents no cash position since most of the cash management is a centralized process within the group. The net result of all cash transactions by the ELN business is assumed to be distributed to Quebecor Media or contributed by Quebecor Media and is presented under the caption “net distributions” as part of its net investment (note 16).

The financial information included herein may not necessarily reflect the combined financial statements of the ELN business in the future or what the financial information would have been if the ELN business had been a separate entity that operated independently of Quebecor Media during the periods presented. In addition, assets and liabilities including those accounted for on an allocation basis may not represent the actual assets and liabilities that will be part of the proposed transaction.

Transactions between the ELN business and Quebecor Media and its subsidiaries are reflected as related party transactions within these combined financial statements. Intercompany transactions and balances within the ELN business are eliminated upon consolidation.

(b)	Foreign currency translation

Foreign currency transactions are translated to the functional currency by applying the exchange rate prevailing at the date of the transactions. Translation gains and losses on assets and liabilities denominated in a foreign currency are calculated using the foreign exchange rates at the end of the reporting period and are included in financial expenses.

(c)	Revenue recognition

The ELN business recognizes operating revenues when the following criteria are met:

•	the amount of revenue can be measured reliably;

•	the receipt of economic benefits associated with the transaction is probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably;

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Revenue recognition (continued)

•	the stage of completion can be measured reliably where services have been rendered; and

•	significant risks and rewards of ownership, including effective control, have been transferred to the buyer where goods have been sold.

Revenues derived from circulation are recognized when the publication is delivered, net of provisions for estimated returns based on the segment’s historical rate of returns. Advertising revenues are also recognized when the publication is delivered. Website advertising is recognized when advertisements are placed on websites. Prepaid subscription revenue is recorded as deferred revenue and recorded into income on a pro-rata basis over the term of the subscription. Revenues from the distribution of publications and products are recognized upon delivery, net of provisions for estimated returns. Revenue from commercial printing contracts is recognized once the service is rendered.

(d)	Impairment of assets

For the purposes of assessing impairment, assets are grouped in cash-generating units (“CGUs”), which represent the lowest levels for which there are separately identifiable cash inflows generated by those assets. The ELN business reviews at each balance sheet date whether events or circumstances have occurred to indicate that the carrying amounts of its long-lived assets with finite useful lives may be less than their recoverable amounts. Goodwill, other intangible assets having an indefinite useful life, and intangible assets not yet available for use are tested for impairment each financial year, as well as whenever there is an indication that the carrying amount of the asset, or the CGU to which an asset has been allocated, exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use of the asset or the CGU. Fair value less costs to sell represents the amount an entity could obtain at the valuation date from the asset’s disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. The value in use represents the present value of the future cash flows expected to be derived from the asset or the CGU.

An impairment loss is recognized in the amount by which the carrying amount of an asset or a CGU exceeds its recoverable amount. When the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is first impaired. Any excess amount of impairment is recognized and attributed to assets in the CGU, prorated to the carrying amount of each asset in the CGU.

An impairment loss recognized in prior periods for long-lived assets with finite useful lives and intangible assets having an indefinite useful life, other than goodwill, can be reversed through the combined statement of income to the extent that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

(e)	Barter transactions

In the normal course of operations, advertising services are offered in exchange for goods and services. Revenues thus earned and expenses incurred are accounted for on the basis of the fair value of the goods and services provided.

(f)	Income taxes

Income taxes were calculated using the separate-return method under which incomes taxes are calculated as if the ELN business were a separate legal entity. All income tax payments or receipts are reflected as contributions from or distributions to Quebecor Media as part of its net investment.

Current income taxes are recognized with respect to amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes are accounted for using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the carrying amounts of carve-out assets and liabilities in the combined financial statements and their respective tax bases, determined using reasonable allocation basis. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the substantive enactment date. A deferred tax asset is recognized initially when it is probable that future taxable income will be sufficient to use the related tax benefits and may be subsequently reduced, if necessary, to an amount that is more likely than not to be realized. A deferred tax expense or benefit is recognized in other comprehensive income or otherwise directly in equity to the extent that it relates to items that are recognized in other comprehensive income or directly in equity in the same or a different period.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Leases

Assets under leasing agreements are classified at the inception of the lease as (i) finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee, or as (ii) operating leases for all other leases. All of the ELN business’s current leases are classified as operating leases.

Operating lease rentals are recognized in the combined statement of income on a straight-line basis over the period of the lease. Any lessee incentives are deferred and then recognized evenly over the lease term.

The ELN business is also the lessor as part of a lease arrangement with an external party that is classified as an operating lease. Lease payments received in advance are classified as deferred rental revenue.

(h)	Financial instruments

Classification, recognition and measurement

Financial instruments are classified as held for trading, loans and receivables, or as other financial liabilities, and measurement in subsequent periods depends on their classification. The ELN business has classified its financial instruments as follows:

Loans and receivables	Other liabilities
• Accounts receivable	• Accounts payable and accrued charges
• Provisions for restructuring
• Other long-term financial liabilities included in “Other liabilities”

Financial assets classified as loans and receivables and financial liabilities classified as other liabilities are initially measured at fair value and subsequently measured at amortized cost, using the effective interest rate method of amortization.

(i)	Government assistance

Government financial assistance, including tax credits, is accounted for as a reduction in related costs, whether capitalized and amortized or expensed, in the year the costs are incurred and when management has reasonable assurance that the conditions of the government programs are met.

(j)	Trade receivables

Trade receivables are stated at their nominal value, less an allowance for doubtful accounts and an allowance for sales returns. The ELN business establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. Individual trade receivables are written off when management deems them not collectible.

(k)	Inventories

Inventories are valued at the lower of cost, determined by the first-in, first-out method or the weighted-average cost method, and net realizable value. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. When the circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(l)	Property, plant and equipment

Property, plant and equipment are stated at cost. Cost represents the acquisition costs, net of government assistance or tax credits, or construction costs, including preparation, installation and testing costs. Future expenditures, such as maintenance and repairs, are expensed as incurred.

Amortization is calculated on a straight-line basis over the following estimated useful lives:

Assets	Estimated useful life
Buildings and leasehold improvements	25 to 40 years
Machinery and equipment	3 to 20 years

Amortization methods, residual values, and the useful lives of significant property, plant and equipment are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

Leasehold improvements are amortized over the shorter of the term of the lease and economic life.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Goodwill and intangible assets

Goodwill

The goodwill balance as of January 1, 2012 is based on Quebecor Media’s News Media CGU and was allocated to the ELN business based on the ELN business relative recoverable amount within Quebecor Media’s News Media CGU at that date.

For all business acquisitions entered into since January 1, 2010, goodwill initially arising from a business acquisition was measured and recognized as the excess of the fair value of the consideration paid over the fair value of the recognized identifiable assets acquired and liabilities assumed.

For business acquisitions that occurred prior to January 1, 2010, goodwill represented the excess of the cost of acquisition over the acquirer’s interest in the fair value of the identifiable assets and liabilities of the business acquired at the date of acquisition.

Intangible assets

Mastheads have indefinite useful lives.

Internally generated intangible assets are mainly comprised of internal costs in connection with the development of software to be used internally or for providing services to customers. These costs are capitalized when the development stage of the software application begins and costs incurred prior to that stage are recognized as expenses.

Intangible assets with finite useful lives are amortized over their useful lives using the straight-line method over the following periods:

Assets	Estimated useful life
Software	3 to 7 years
Customer relationships	3 to 10 years
Other	3 to 5 years

Amortization methods, residual values, and the useful lives of significant intangible assets are reviewed at each financial year-end. Any change is accounted for prospectively as a change in accounting estimate.

(n)	Provisions

Provisions are recognized when (i) the ELN business has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, and when (ii) the amount of the obligation can be reliably estimated. Restructuring costs, comprised primarily of termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised in those affected, that the plan will be carried out.

Provisions are reviewed at each balance sheet date and changes in estimates are reflected in the combined statement of operations in the reporting period in which changes occur.

(o)	Stock-based compensation

Stock-based awards to employees that call for settlement in cash or other assets at the option of the employee are accounted for at fair value and classified as a liability. The compensation cost is recognized in expenses over the vesting period. Changes in the fair value of stock-based awards between the grant date and the measurement date result in a change in the liability and compensation cost.

Estimates of the fair value of stock option awards are determined by applying an option pricing model, taking into account the terms and conditions of the grant. Key assumptions are described in note 17.

(p)	Pension plans

The ELN business offers contribution pension plans and defined benefit pension plans to some of its employees.

(i)	Defined contribution pension plans

Under its defined contribution pension plans, the ELN business pays fixed contributions to participating employees’ pension plans and has no legal or constructive obligation to pay any further amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefits in the combined statements of income when the contributions become due.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Pension plans (continued)

(ii)	Defined benefit pension plans

Defined benefit pension plan costs are determined using actuarial methods and are accounted for using the projected unit credit method, which incorporates management’s best estimates of future salary levels, other cost escalations, retirement ages of employees, and other actuarial factors. Defined benefit pension costs, recognized in the combined statement of operations as employee costs, include mainly service costs provided in exchange for employee services rendered during the period.

Interest on net defined benefit liability or asset, recognized in the combined statement of operations as financial expenses, is determined by multiplying the net defined benefit liability or asset by the discount rate used to determine the defined benefit obligation.

Re-measurements of the net defined benefit liability or asset are recognized immediately in other comprehensive income and in accumulated other comprehensive income. Re-measurements are comprised of the following:

•	actuarial gains and losses arising from changes in financial and demographic actuarial assumptions used to determine the defined benefit obligation or from experience adjustments on liabilities;

•	the difference between actual return on plan assets and interest income on plan assets calculated as part of the interest on net defined benefit liability or asset;

•	changes in the net benefit asset limit or in the minimum funding liability.

Recognition of a net benefit asset is limited under certain circumstances to the amount recoverable, which is primarily based on the present value of future contributions to the plan, to extent to which the ELN business can unilaterally reduce those future contributions. In addition, an adjustment to the net benefit asset or the net benefit liability can be recorded to reflect a minimum funding liability in a certain number of the ELN business’s pension plans.

(q)	Use of estimates and judgments

The preparation of combined financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Although these estimates are based on management’s best judgment and information available at the time of the assessment date, actual results could differ from these estimates.

The following significant areas represent management’s most difficult, subjective or complex estimates:

(i)	Recoverable amount of an asset or a CGU

When an impairment test is performed on an asset or a CGU, management estimates the recoverable amount of the asset or CGU based on its fair value less costs to sell or its value in use. These estimates are based on valuation models requiring the use of a number of assumptions such as pre-tax discount rate (WACC) and perpetual growth rate. These assumptions have a significant impact on the results of impairment tests and on the impairment charge, as the case may be, recorded in the combined statement of income. A description of key assumptions used in the goodwill impairment tests and a sensitivity analysis of recoverable amounts are presented in note 12.

(ii)	Costs and obligations related to pension plans

Estimates of costs and obligations related to pension benefit obligations are based on a number of assumptions, such as the discount rate, the rate of increase in compensation, the retirement age of employees, health care costs, and other actuarial factors. Certain of these assumptions may have a significant impact on employee costs and financial expenses recorded in the combined statement of income, the re-measurement gain or loss on defined benefit plans recorded in the combined statement of comprehensive income, and on the carrying value of other assets or other liabilities in the combined balance sheet. Key assumptions and sensitivity analysis on discount rate are presented in note 22.

(iii)	Provisions

The recognition of provisions requires management to estimate expenditure required to settle a present obligation or to transfer it to third parties at the date of assessment. An assessment of the probable outcomes of legal proceedings or other contingency is also required. A description of the main provisions, including management expectations on the potential effect on the combined financial statements of the possible outcomes of legal disputes, is presented in notes 14 and 18.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Use of estimates and judgments (continued)

The following areas represent management’s most significant judgments, apart from those involving estimates:

(i)	Determination of useful life periods for the amortization of assets with finite useful lives

For each class of assets with finite useful lives, management has to determine over which period the ELN business will consume the assets’ future economic benefits. The determination of a useful life period involves judgment and has an impact on the amortization charge recorded in the combined statements of operations.

(ii)	Interpretation of laws and regulations

Interpretation of laws and regulation, including tax regulations, requires judgment from management that could have an impact on the recognition of provisions for legal litigation and income taxes in the combined financial statements.

(r)	Recent accounting pronouncements

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The ELN business has not yet completed its assessment of the impact of the adoption this standard.

(ii)	IFRIC 21 – Levies is required to be applied retrospectively for periods beginning January 1, 2014.

IFRIC 21 clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The ELN business has determined that the adoption of this interpretation has no significant impact to the combined financial statements.

(iii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied for periods beginning on or after 1 January 2017.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The ELN business has not yet completed its assessment of the impact of the adoption this standard.

2.	REVENUES

	2013	2012
		(unaudited)
Advertising	$334,720	$396,705
Circulation	113,645	119,250
Digital and other	66,363	63,356

	$514,728	$579,311

3.	PURCHASE OF GOODS AND SERVICES

	2013	2012
		(unaudited)
Circulation and distribution expenses	$87,193	$91,383
Paper, ink and printing supplies	51,466	59,436
Marketing expenses	27,418	28,189
Service and printing contracts	21,612	16,543
Building expenses	16,868	17,646
Other	30,212	40,137

	$234,769	$253,334

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

4.	FINANCIAL EXPENSES

	2013	2012
		(unaudited)
Interest on net defined benefit liability	$1,454	$1,603
Other	751	853

	$2,205	$2,456

5.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND GAIN OR LOSS ON DISPOSAL OF ASSETS

	2013	2012
		(unaudited)
Restructuring of operations	$5,185	$31,326
Impairment of assets and (gain) loss on disposal of assets	(752)	8,608

	$4,433	$39,934

In recent years, the ELN business has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $5.2 million, mainly for the reduction of positions, were recorded in 2013 ($31.3 million in 2012).

As part of these restructuring initiatives, impairment charges and gain or loss on disposal of related tangible and intangible assets were also recorded in 2013 and 2012.

6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

	2013	2012
		(unaudited)
Impairment of goodwill	$225,000	$113,000
Impairment of intangibles assets	56,000	28,100

	$281,000	$141,100

In 2013 and 2012, the ELN business performed impairment tests since it continued to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. The ELN business concluded that the recoverable amount based either on a value in use or fair value less costs of disposal was less than the carrying amount of its single CGU. Accordingly, goodwill impairment charges of $225.0 million and 113.0 million, as well as impairment charges of $56.0 million and $28.1 million on mastheads and customer relationships were recorded in 2013 and 2012, respectively.

7.	INCOME TAXES

Income tax expenses are as follows:

	2013	2012
		(unaudited)
Current	$12,046	$16,068
Deferred	(7,918)	(13,147)

	$4,128	$2,921

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

7.	INCOME TAXES (continued)

The ELN business’s statutory tax rate is based on the enacted tax rates of the primary provinces where the ELN business is operating. The following table reconciles income taxes at the ELN business’s statutory tax rate of 25.12% in 2013 and 2012 and income taxes in the combined statements of operations:

	2013	2012
		(unaudited)
Income tax recovery at statutory tax rate	$(56,140)	$(27,725)
Increase resulting from:
Non-deductible impairment of goodwill	56,520	28,385
Other non-deductible charges	3,748	2,261

Income tax expense	$4,128	$2,921

The significant items comprising the ELN business’s net deferred income tax liability and their impact on the deferred income tax expense are as follows:

	Combined balance sheets			Combined income statements
	December 31, 2013	December 31, 2012	January 1, 2012	2013	2012
		(unaudited)	(unaudited)		(unaudited)
Accounts payable, accrued charges and provisions	$1,156	$4,716	$2,200	$3,560	$(2,516)
Defined pension plans	(434)	7,828	8,033	248	246
Property, plant and equipment	(20,850)	(21,488)	(21,908)	(638)	(420)
Goodwill, intangible assets and other assets	(10,406)	(21,494)	(30,278)	(11,088)	(8,784)
Accounts receivable	(1,488)	(1,488)	(3,161)	—	(1,673)

	$(32,022)	$(31,926)	$(45,114)	$(7,918)	$(13,147)

Changes in the net deferred income tax liability are as follows:

	2013	2012
		(unaudited)
Balance as of beginning of the year	$31,926	$45,114
Recognized in statements of operations	(7,918)	(13,147)
Recognized in statements of other comprehensive loss	8,014	(41)

Balance as of the end of the year	$32,022	$31,926

8.	ACCOUNTS RECEIVABLE

	December 31, 2013	December 31, 2012	January 1, 2012
		(unaudited)	(unaudited)
Trade	$67,307	$76,365	$85,132
Other	9,718	11,112	20,086

	$77,025	$87,477	$105,218

9.	INVENTORIES

	December 31, 2013	December 31, 2012	January 1, 2012
		(unaudited)	(unaudited)
Raw materials	$3,457	$3,840	$4,047
Supplies	2,501	2,163	2,834

	$5,958	$6,003	$6,881

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

9.	INVENTORIES (continued)

Cost of inventories included in purchase of goods and services amounted to $181.5 million in 2013 ($197.9 million in 2012). Write-downs of inventories totalling $0.2 million were recognized in purchase of goods and services in 2013 ($0.1 million in 2012).

10.	PROPERTY, PLANT AND EQUIPMENT

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of property, plant and equipment are as follows:

	Land	Buildings and leasehold improvements	Machinery and equipment	Projects under development	Total
Cost
As of January 1, 2012 (unaudited)	$18,514	$109,774	$244,038	$1,787	$374,113
Additions	74	1,403	467	2,015	3,959
Reclassification	—	126	2,029	(2,155)	—
Retirement, disposals and other	(228)	(2,010)	(61,075)	—	(63,313)

As of December 31, 2012 (unaudited)	18,360	109,293	185,459	1,647	314,759
Additions	—	1,603	1,011	3,287	5,901
Reclassification	—	111	3,225	(3,336)	—
Retirement, disposals and other	(1,294)	(4,772)	(530)	—	(6,596)

As of December 31, 2013	$17,066	$106,235	$189,165	$1,598	$314,064

Accumulated amortization and impairment losses
As of January 1, 2012 (unaudited)	$—	$26,560	$131,120	$—	$157,680
Amortization	—	4,176	13,749	—	17,925
Retirement, disposals and other	—	(931)	(59,157)	—	(60,088)

As of December 31, 2012 (unaudited)	—	29,805	85,712	—	115,517
Amortization	—	3,798	11,982	—	15,780
Retirement, disposals and other	—	(2,332)	90	—	(2,242)

As of December 31, 2013	$—	$31,271	$97,784	$—	$129,055

Net carrying amount
As of January 1, 2012 (unaudited)	$18,514	$83,214	$112,918	$1,787	$216,433
As of December 31, 2012 (unaudited)	18,360	79,488	99,747	1,647	199,242
As of December 31, 2013	$17,066	$74,964	$91,381	$1,598	$185,009

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

11.	INTANGIBLE ASSETS

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of intangible assets are as follows:

	Software	Customer relationships and other	Mastheads	Projects under development	Total
Cost
As of January 1, 2012 (unaudited)	$40,476	$111,464	$103,430	$1,870	$257,240
Additions	1,564	—	—	5,992	7,556
Reclassification	2,184	—	—	(2,184)	—
Retirement, disposals and other	(631)	—	—	—	(631)

As of December 31, 2012 (unaudited)	43,593	111,464	103,430	5,678	264,165
Additions	656	—	—	3,994	4,650
Reclassification	6,756	—	—	(6,756)	—
Retirement, disposals and other	(16,946)	(181)	—	—	(17,127)

As of December 31, 2013	$34,059	$111,283	$103,430	$2,916	$251,688

Accumulated amortization and impairment losses
As of January 1, 2012 (unaudited)	$27,301	$36,690	$47,800	$—	$111,791
Amortization	5,821	14,504	—	—	20,325
Impairment	—	17,912	16,603	—	34,515
Retirement, disposals and other	(631)	—	—	—	(631)

As of December 31, 2012 (unaudited)	32,491	69,106	64,403	—	166,000
Amortization	6,017	8,148	—	—	14,165
Impairment	—	28,100	28,448	—	56,548
Retirement, disposals and other	(16,948)	(181)	—	—	(17,129)

As of December 31, 2013	$21,560	$105,173	$92,851	$—	$219,584

Net carrying amount
As of January 1, 2012 (unaudited)	$13,175	$74,774	$55,630	$1,870	$145,449
As of December 31, 2012 (unaudited)	11,102	42,358	39,027	5,678	98,165
As of December 31, 2013	$12,499	$6,110	$10,579	$2,916	$32,104

The cost of internally generated intangible assets, mainly composed of software, was $31.0 million as of December 31, 2013 ($41.3 million as of December 31, 2012). For the year ended December 31, 2013, the ELN business recorded additions of internally generated intangible assets of $3.9 million ($6.3 million in 2012).

The accumulated amortization and impairment losses of internally generated intangible assets, mainly composed of software, was $18.1 million as of December 31, 2013 ($27.3 million as of December 31, 2012). For the year ended December 31, 2013, the ELN business recorded $5.0 million of amortization for its internally generated intangible assets ($4.9 million in 2012).

The net carrying value of internally generated intangible assets was $12.9 million as of December 31, 2013 ($14.0 million as of December 31, 2012).

12.	GOODWILL

For the years ended December 31, 2013 and 2012, changes in the net carrying amount of goodwill are as follows:

	2013	2012
		(unaudited)
As of beginning of the year	$479,000	$592,000
Impairment loss	225,000	113,000

As of the end of the year	$254,000	$479,000

The net carrying amount of goodwill is allocated into a single CGU, representing the ELN business (see note 23).

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

12.	GOODWILL (continued)

Recoverable amounts

Recoverable amount of the CGU was determined based on a value in use or a fair value less costs of disposal with respect to the impairment tests performed. The ELN business uses the discounted cash flow method to estimate the recoverable amount, consisting of future cash flows derived primarily from the most recent budget and three-year strategic plan approved by the ELN business’s management and presented to the Board of Directors of Quebecor Media. These forecasts considered the CGU past operating performance and market share as well as economic trends, along with specific and market industry trends and corporate strategies. A perpetual growth rate is used for cash flows beyond this three-year period. The discount rate used by the ELN business is a pre-tax rate derived from the weighted average cost of capital pertaining to the CGU, which reflects the current market assessment of (i) the time value of money, and (ii) the risk specific to the assets for which the future cash flow estimates have not been risk-adjusted. The perpetual growth rate was determined with regard to the specific markets in which the CGU participate. Pre-tax discount rates of 12.7% and 12.9% and perpetual growth rates of zero were used in the latest impairment tests performed in 2013 and 2012, respectively.

13.	ACCOUNTS PAYABLE AND ACCRUED CHARGES

	December 31, 2013	December 31, 2012	January 1, 2012
		(unaudited)	(unaudited)
Trade and accruals	$29,616	$36,058	$40,524
Salaries and employee benefits	6,942	11,607	17,613
Stock-based compensation	935	719	836

	$37,493	$48,384	$58,973

14.	PROVISION FOR RESTRUCTURING

Balance as of December 31, 2012 (unaudited)	$29,986
Net change in income	5,185
Payments	(22,963)

Balance as of December 31, 2013	$12,208

15.	OTHER LIABILITIES

	Note	December 31, 2013	December 31, 2012	January 1, 2012
			(unaudited)	(unaudited)
Defined benefit plans liability	22	$—	$31,162	$31,979
Deferred rental revenue		1,973	7,297	10,886
Other		155	248	893

		$2,128	$38,707	$43,758

16.	NET INVESTMENT

The investment from Quebecor Media in the net assets of the ELN business is presented as net investment in the combined balance sheet. Accordingly, the net investment is comprised of total contributions from Quebecor Media, total distributions to Quebecor Media, the accumulated earnings of the ELN business, and the accumulated other comprehensive income related to defined pension plans of the ELN business.

17.	STOCK-BASED COMPENSATION PLANS

Under a stock option plan established by Quebecor Media, 6,180,140 Common Shares of Quebecor Media have been set aside for officers, senior employees, directors, and other key employees of Quebecor Media and its subsidiaries, including employees of the ELN business. Each option may be exercised within a maximum period of 10 years following the date of grant at an exercise price not lower than, as the case may be, the fair market value of the Common Shares of Quebecor Media at the date of grant, as determined by its Board of Directors (if the Common Shares of Quebecor Media are not listed on a stock exchange at the time of the grant), or the five-day weighted average market price ending on the day preceding the date of grant of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of grant. As long as the Common Shares of Quebecor Media are not listed on a recognized stock exchange, optionees may exercise their vested

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

17.	STOCK-BASED COMPENSATION PLANS (continued)

options during one of the following periods: from March 1 to March 30, from June 1 to June 29, from September 1 to September 29, and from December 1 to December 30. Holders of options under the plan have the choice at the time of exercising their options of receiving an amount in cash (equal to the difference between either the five-day weighted average market price ending on the day preceding the date of exercise of the Common Shares of Quebecor Media on the stock exchange(s) where such shares are listed at the time of exercise or the fair market value of the Common Shares, as determined by the Quebecor Media’s Board of Directors, and the exercise price of their vested options) or, subject to certain stated conditions, exercise their options to purchase Common Shares of Quebecor Media at the exercise price. Except under specific circumstances, and unless the Compensation Committee decides otherwise, options vest over a five-year period in accordance with one of the following vesting schedules as determined by the Compensation Committee at the time of grant: (i) equally over five years with the first 20% vesting on the first anniversary of the date of the grant; (ii) equally over four years with the first 25% vesting on the second anniversary of the date of grant; and (iii) equally over three years with the first 33 1/3% vesting on the third anniversary of the date of grant.

The following table gives details on changes to outstanding options granted to employees as of December 31, 2013 and 2012:

	2013		2012
			(unaudited)
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance at beginning of year	97,374	$48.43	247,540	$45.85
Granted	140,850	57.64	24,600	52.63
Exercised	(26,088)	47.25	(129,766)	44.97
Cancelled	(9,600)	53.40	(45,000)	46.48

Balance at end of year	202,536	$54.75	97,374	$48.43

Vested options at end of year	5,890	$50.85	5,200	$47.98

During the year ended December 31, 2013, 26,088 stock options were exercised for a cash consideration of $ 0.3 million (129,766 stock options for $0.8 million in 2012).

A stock-based compensation charge of $0.5 million was recorded in 2013 (a reversal of $0.1 million of the charge in 2012).

The following table gives summary information on outstanding options held by employees as of December 31, 2013:

	Outstanding options			Vested options
Range of exercise price	Number	Weighted average years to maturity	Weighted average exercise price	Number	Weighted average exercise price
$46.48 to 57.64	202,536	8.76	$54.75	5,890	$50.85

The fair value of stock-based awards under the stock option plans of Quebecor Media was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used to estimate the fair value of all outstanding stock options held by employees under Quebecor Media stock option plan as of December 31, 2013 and 2012:

	2013	2012
		(unaudited)
Risk-free interest rate	1.90%	1.37%
Dividend yield	1.56%	1.71%
Expected volatility	24.98%	26.04%
Expected remaining life	4.6 years	3.7 years

Since the Common Shares of Quebecor Media are not publicly traded on a stock exchange, expected volatility is derived from the implied volatility of Quebecor inc.’s stock. The expected remaining life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate over the expected remaining life of the option is based on the Government of Canada yield curve in effect at the time of the valuation. Dividend yield is based on the current average yield.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

18.	COMMITMENTS AND CONTINGENCIES

The ELN business rents premises and equipment under operating leases and has entered into long-term commitments to purchase services and capital equipment. The operating leases have various terms, escalation clauses, purchase options and renewal rights. The minimum payments for the coming years are as follows and include future rent payments of $17.3 million to Quebecor Media:

	Leases	Other commitments
2014	$6,504	$1,901
2015 to 2018	18,233	2,643
2019 and thereafter	5,575	—

Operating lease expenses of the ELN business amounted to $11.8 million in 2013 ($8.3 million in 2012).

Contingencies and legal disputes

There are a number of legal proceedings against the ELN business that are pending. In the opinion of the management of the ELN business, the outcome of those proceedings is not expected to have a material adverse effect on the ELN business’s results or on its financial position. Management, after taking legal advice, has established provisions for specific claims or actions considering the facts of each case. In particular, the ELN business has a lease arrangement under which the ELN business rent a premises to an external party, including certain sharing of common expenses and certain rights and obligations under the lease. These rights and obligations were under litigation as part of disputes involving also other subsidiaries of Quebecor Media. In 2013, management reassessed its estimates with respect to the risks involved and the ELN business recognized a gain of $4.0 million in reduction of purchase of goods and services.

Litigation provisions as of December 31, 2013 and 2012 are included as part of accounts payable and accrued charges. The ELN business cannot determine when and if a payment related to these provisions will be made.

19.	GUARANTEES

In the normal course of its operations, the ELN business enters into contractual agreements with outsourcing companies and suppliers. In some cases, the ELN business agrees to provide indemnifications in the event of legal procedures initiated against them. In other cases, the ELN business provides indemnification to counterparties for damages resulting from the outsourcing companies and suppliers. The nature of the indemnification agreements prevents the ELN business from estimating the maximum potential liability it could be required to pay. No amount has been accrued in the combined balance sheet with respect to these indemnifications.

20.	RELATED PARTY TRANSACTIONS

Key management personnel compensation

	2013	2012
		(unaudited)
Salaries and short-term benefits	$2,965	$3,138
Share-based compensation	411	(191)
Other long-term benefits	163	1,297

	$3,539	$4,244

Operating transactions

The ELN business earns revenue for advertising and other services, and incurs expenses for purchases and services, with related companies under common control in the normal course of operations. Those transactions were concluded and accounted for at the exchange amount and are summarized as follows:

	2013	2012
		(unaudited)
Revenues	$2,145	$2,973
Purchases and services	23,686	21,159
Management fees from Quebecor Media	2,000	2,090

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

21.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The ELN business’s financial risk management policies have been established in order to identify and analyze the risks faced by the ELN business, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and in the ELN business’s activities.

The ELN business uses a number of financial instruments, mainly trade receivables, trade payables and accrued liabilities. As a result of their use of financial instruments, the ELN business are exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations.

(a)	Credit risk management

Credit risk is the risk of financial loss to the ELN business if a customer or counterparty to a financial asset fails to meet its contractual obligations.

In the normal course of business, the ELN business continuously monitors the financial condition of its customers and reviews the credit history of each new customer. As of December 31, 2013, no customer balance represented a significant portion of the ELN business’s combined trade receivables. The ELN business establishes an allowance for doubtful accounts based on the specific credit risk of its customers and historical trends. As of December 31, 2013, 6.3% of trade receivables were 90 days past their billing date (7.3% as of December 31, 2012).

The following table shows changes to the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

	2013	2012
		(unaudited)
Balance as of beginning of year	$5,331	$7,127
Charged to income	1,286	1,158
Utilization	(2,075)	(2,954)

Balance as of end of year	$4,542	$5,331

The ELN business believes that the diversity of its customer base is instrumental in reducing its credit risk, as well as the impact of fluctuations in product-line demand. The ELN business does not believe that it is exposed to an unusual level of customer credit risk due to the diversity of its customer base.

(b)	Liquidity risk management

Liquidity risk is the risk that the ELN business and its subsidiaries will not be able to meet their financial obligations as they fall due or the risk that those financial obligations will have to be met at excessive cost.

The ELN business’s management believes that operating cash flows should be sufficient to cover committed cash requirements for capital investments and working capital in the future.

(c)	Market risk

Market risk is the risk that changes in market prices due to foreign exchange rates, interest rates and/or equity prices will affect the value of the ELN business’s financial instruments. The objective of market risk management is to mitigate and control exposures within acceptable parameters while optimizing the return on risk.

Foreign currency risk

All of the ELN business’s combined revenues and most of expenses are denominated in CAN dollars. Accordingly, the ELN business’s sensitivity to variations in foreign exchange rates is economically limited.

Interest rates and equity prices

The ELN business has limited exposure to interest rates and equity prices.

(d)	Capital management

The ELN business’s primary objective in managing capital is to maintain an optimal capital base in order to support the capital requirements and maintained a level of distributions to Quebecor Media. The ELN business is not subject to any externally imposed capital requirements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS

The ELN business maintains various flat-benefit plans, various final-pay and defined contribution plans. The ELN business funding policy for its funded pension plans is to maintain its contribution at a level sufficient to cover benefits and to meet requirements of the applicable regulations and plan provisions that govern the funding of the plans.

By their design, the defined benefit plans expose the ELN business to the typical risks faced by defined benefit plans, such as investment performance, changes to the discount rates used to value the obligation, longevity of plan participants, and future inflation. Under the Quebecor Media’s rules of governance, oversight of pension plan policies and risk management are performed at different levels through the pension committees, the management, or Quebecor Media’s Audit Committee. The benefit pension plans are monitored on an ongoing basis to assess the benefit, funding and investment policies, financial status, and funding requirements.

The following tables show a reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets for the years ended December 31, 2013 and 2012:

	2013	2012
		(unaudited)
Change in benefit obligations
Benefit obligations at beginning of year	$188,374	$173,690
Service costs	5,837	5,909
Interest costs	8,429	8,458
Plan participants’ contributions	1,363	1,759
Actuarial loss (gain) arising from:
Demographic assumptions	4,784	—
Financial assumptions	(15,115)	8,872
Participant experience	(3,307)	(1,432)
Benefits and settlements paid	(12,059)	(8,882)

Benefit obligations at end of year	$178,306	$188,374

	2013	2012
		(unaudited)
Change in plan assets
Fair value of plan assets at beginning of year	$157,212	$141,711
Actual return on plan assets	25,017	13,664
Employer contributions	8,701	8,960
Plan participants’ contributions	1,363	1,759
Benefits and settlements paid	(12,059)	(8,882)

Fair value of plan assets at end of year	$180,234	$157,212

As of December 31, 2013 and 2012, the weighted average duration of defined benefit obligation was approximately 16 years. The ELN expects future benefit payments of $10.2 million in 2014.

The investment strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed, whereby a mix of equities and fixed-income investments is used to optimize the risk-return profile of plan assets and to mitigate asset-liability mismatch.

Plan assets are comprised of:

	December 31, 2013	December 31, 2012
		(unaudited)
Equity securities:
Canadian	23.4%	23.0%
Foreign	34.7	33.3
Debt securities	40.1	40.9
Other	1.8	2.8

	100.0%	100.0%

The fair value of plan assets is principally based on quoted prices in an active market.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

Where funded plans have a net defined benefit asset, management determines if potential reductions in future contributions are permitted by applicable regulations. When a defined benefit asset is created, it cannot exceed the future economic benefit that the ELN business can expect to obtain from the asset. The future economic benefit represents the value of reductions in future contributions and expenses payable to the pension fund. It does not reflect gains that could be generated in the future that would allow reductions in contributions by the ELN business. When there is a minimum funding requirement, this could also limit the amount recognized in the balance sheet. A minimum funding requirement represents the present value of amortization payments based on the most recent actuarial financing reports filed.

The reconciliation of funded status to the net amount recognized in the combined balance sheets is as follows:

	December 31, 2013	December 31, 2012	January 1, 2012
		(unaudited)	(unaudited)
Benefit obligations	$(178,306)	$(188,374)	$(173,690)
Fair value of plan assets	180,234	157,212	141,711

Plan surplus (deficit)	1,928	(31,162)	(31,979)
Asset limit	(197)	—	—

Net amount recognized	$1,731	$(31,162)	$(31,979)

Components of re-measurements are as follows:

	2013	2012
		(unaudited)
Actuarial gain (loss) on benefit obligations	$13,638	$(7,440)
Actual return on plan assets, less interest income calculated as part of the interest on net defined benefit liability	18,460	7,275
Asset limit	(197)	—

Re-measurements recorded in other comprehensive income	$31,901	$(165)

Components of the net benefit costs are as follows:

	2013	2012
		(unaudited)
Employee service costs	$5,837	$5,909
Interest on net defined benefit liability	1,454	1,603
Other	417	467

Net benefit costs	$7,708	$7,979

The expense related to defined contribution pension plans amounted to $1.4 million in 2013 ($1.5 million in 2012).

The expected employer contributions to the ELN’s defined benefit pension plans will be $10.0 million in 2014.

Assumptions

The ELN business determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond-yield and matched-funding yield curve analysis as of the measurement date.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Years ended December 31, 2013 and 2012

(tabular amounts in thousands of Canadian dollars, except for per option data)

22.	PENSION PLANS AND POSTRETIREMENT BENEFITS (continued)

The actuarial assumptions used in measuring the ELN’s benefit obligations as of December 31, 2013 and 2012 and current periodic benefit costs are as follows:

	2013	2012
		(unaudited)
Benefit obligations
Rates as of year-end:
Discount rate	4.90%	4.40%
Rate of compensation increase	3.00	3.25

Current periodic costs
Rates as of preceding year-end:
Discount rate	4.40%	4.75%
Rate of compensation increase	3.25	3.25

Sensitivity analysis

A decrease of 10 basis point in the discount rate would have increased by $2.8 million the obligation in the balance sheet as of December 31, 2013.

There are limitations to the above sensitivity analysis since it only considers the impacts of a decrease of 10 basis point in the discount rate assumption (at the beginning of the year having an impact on income and at the end of the year having an impact on comprehensive income) without changing any other assumptions. No sensitivity analysis was performed on other assumptions as a similar change to these assumptions would not have a significant impact on the consolidated financial statements.

23.	SUBSEQUENT EVENT

During the second quarter of 2014, Quebecor Media performed its annual impairment tests on its News Media cash generating units (“CGU”), which revenues continue to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. Quebecor Media concluded that the recoverable amount based on a fair value less costs of disposal was less than the carrying amount of the CGU. Accordingly, a goodwill impairment charge of $125.0 million was recognized in the ELN business.

Condensed combined financial statements of

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

(Carve-out of the English language newspapers business of Quebecor Media inc.)

Nine-month periods ended September 30, 2014 and 2013

Unaudited

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands of Canadian dollars) Unaudited	Nine months ended September 30
	Note	2014	2013
Revenues	3	$343,796	$381,745

Employee costs		117,787	144,223
Purchase of goods and services	4	167,562	179,866
Amortization		17,766	24,285
Financial expenses	5	595	1,671
Restructuring of operations, impairment of assets and other items	6	6,576	763
Impairment of goodwill and intangible assets	7	125,000	281,000

Loss before income taxes		(91,490)	(250,063)
Income taxes :
Current		5,646	5,478
Deferred		2,903	(8,312)

		8,549	(2,834)

Net loss		(100,039)	(247,229)

Other comprehensive income :
Items that will not be reclassified to income :
Remeasurement gain on defined benefits plans		—	25,000
Deferred income taxes		—	(6,300)

		—	18,700

Comprehensive loss		$(100,039)	$(228,529)

See accompanying notes to condensed combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

CONDENSED COMBINED STATEMENTS OF NET INVESTMENT

(in thousands of Canadian dollars) Unaudited	Nine months ended September 30
	2014	2013
Balance at beginning of period	$452,478	$698,638

Net loss	(100,039)	(247,229)
Other comprehensive income	—	18,700
Net distributions	(28,506)	(30,664)

Balance at end of period	$323,933	$439,445

See accompanying notes to condensed combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars) Unaudited	Nine months ended September 30
	Note	2014	2013
Cash flows related to operating activities
Net loss		$(100,039)	$(247,229)
Adjustments for:
Amortization of property, plant and equipment		11,074	12,068
Amortization of intangible assets		6,692	12,217
Gain on disposal of assets		(391)	(129)
Impairment of assets		63	604
Impairment of goodwill and intangible assets	7	125,000	281,000
Deferred income taxes		2,903	(8,312)

		45,302	50,219
Net change in non-cash balances related to operating activities		(13,443)	(13,663)

Cash flows provided by operating activities		31,859	36,556

Cash flows related to investing activities
Additions to property, plant and equipment		(2,474)	(5,126)
Additions to intangible assets		(1,606)	(3,715)
Proceeds from disposal of assets		727	2,949

Cash flows used in investing activities		(3,353)	(5,892)

Cash flows related to financing activities
Net distributions		(28,506)	(30,664)

Cash flows used in financing activities		(28,506)	(30,664)

Net change and cash position at beginning and end of period		$—	$—

See accompanying notes to condensed combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

CONDENSED COMBINED BALANCE SHEETS

(in thousands of Canadian dollars)
Unaudited		September 30	December 31
	Note	2014	2013
Assets
Current assets
Accounts receivable		$71,487	$77,025
Inventories		5,570	5,958
Prepaid expenses		3,733	3,197

		80,790	86,180

Non-current assets
Property, plant and equipment		176,072	185,009
Intangible assets		26,956	32,104
Goodwill	7	129,000	254,000
Other assets		5,626	1,731

		337,654	472,844

Total assets		$418,444	$559,024

Liabilities and net investment
Current liabilities
Accounts payable and accrued charges		$31,882	$37,493
Amounts payable to corporations under common control		2,901	4,575
Provision for restructuring	8	4,961	12,208
Deferred revenues		18,795	18,120

		58,539	72,396

Non-current liabilities
Other liabilities		1,047	2,128
Deferred income taxes		34,925	32,022

Total liabilities		94,511	106,546

Net investment	9	323,933	452,478

Total liabilities and net investment		$418,444	$559,024

See accompanying notes to condensed combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

For the nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

Unaudited

On October 6, 2014, Quebecor Media inc. (“Quebecor Media”) announced the closing of a transaction whereby its Media segment would sell all of English language newspapers businesses in Canada (“ELN business”) for a cash consideration of $316.0 million (“the proposed transaction”). The proposed transaction is subject to approval by the Competition Bureau. These condensed combined financial statements have been prepared in the context of this proposed transaction. The ELN business includes all English language newspapers held by Sun Media Corporation, a wholly-owned subsidiary of Quebecor Media, and the Islington printing facility held by Quebecor Media Printing inc., also a wholly-owned subsidiary of Quebecor Media. Accordingly, these condensed combined financial statements present a carve-out of the ELN business from the consolidated financial statements of Quebecor Media. The ultimate parent corporation of the group is Quebecor inc. The head office and registered office of Quebecor Media is located at 612 rue Saint-Jacques, Montréal (Québec), Canada. The ELN business operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including English-language portals and specialized sites.

The ELN business experiences seasonality due, among other factors, to seasonal advertising patterns and influences on people’s reading habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These combined financial statements are prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual combined financial statements. In particular, these combined financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed combined financial statements. These condensed combined financial statements should be read in conjunction with the ELN business 2013 annual combined financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed combined financial statements have been prepared using the historical results of operations and historical cost basis of the assets and liabilities of Quebecor Media that comprise the ELN business, except for the liability related to stock-based compensation and the net defined benefit liability or asset.

These condensed combined financial statements reflect the assets, liabilities, revenues and expenses directly attributable to the ELN business, as well as allocations deemed reasonable by management to present combined balance sheets, combined statement of operations, net investment and cash flows of the ELN business on a carve-out basis. In particular, certain common charges related to centralized services, assets and liabilities had to be allocated based on the most meaningful allocation methodologies which were primarily based on proportionate revenues or headcounts or on specific levels of service provided or usage of assets. Management considers the allocations to be reasonable under the circumstances.

The ELN business presents no cash position since most of the cash management is a centralized process within the group. The net result of all cash transactions by the ELN business is assumed to be distributed to Quebecor Media or contributed by Quebecor Media and is presented under the caption “net distributions” as part of its net investment.

The financial information included herein may not necessarily reflect the combined financial statements of the ELN business in the future or what the financial information would have been if the ELN business had been a separate entity that operated independently of Quebecor Media during the periods presented. In addition, assets and liabilities including those accounted for on an allocation basis may not represent the actual assets and liabilities that will be transferred or assumed at the closing of the proposed transaction.

These condensed combined financial statements were approved for issue by the Board of Directors of Quebecor Media on January 16, 2015.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2014, the ELN business adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on these condensed combined financial statements.

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

For the nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

Unaudited

3.	REVENUES

	Nine months ended September 30
	2014	2013
Advertising	$215,391	$248,479
Circulation	79,121	85,419
Digital and other	49,284	47,847

	$343,796	$381,745

4.	PURCHASE OF GOODS AND SERVICES

	Nine months ended September 30
	2014	2013
Circulation and distribution expenses	$64,364	$65,276
Paper, ink and printing supplies	31,802	38,844
Marketing expenses	18,127	21,868
Service and printing contracts	15,563	19,811
Building expenses	10,634	12,738
Other	27,072	21,329

	$167,562	$179,866

5.	FINANCIAL EXPENSES

	Nine months ended September 30
	2014	2013
Interest on net defined benefit liability	$53	$1,090
Other	542	581

	$595	$1,671

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER ITEMS

	Nine months ended September 30
	2014	2013
Restructuring of operations	$7,039	$(114)
Impairment of assets and other items	(463)	877

	$6,576	$763

In recent years, the ELN business has implemented various restructuring initiatives to reduce operating costs. As a result of these initiatives, restructuring costs of $7.0 million, mainly for the reduction of positions, were recorded in the nine-month period ended September 30, 2014 (a charge reversal of $0.1 million in 2013).

As part of these restructuring initiatives, a net gain of $0.5 million mainly related to the disposal of assets was also recorded in the nine-month period ended September 30, 2014 (a net charge of $0.9 million in 2013).

ENGLISH LANGUAGE NEWSPAPERS BUSINESS

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (continued)

For the nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for per option data)

Unaudited

7.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

During the nine-month period ended September 30, 2014, the ELN business performed impairment tests on its cash generating unit (“CGU”), which operations are still affected by weak market conditions in the newspaper industry. The ELN business concluded that the recoverable amount based on the fair value less costs of disposal was less than the carrying amount of its CGU. Accordingly, a goodwill impairment charge of $125.0 million was recognized.

During the nine-month period ended September 30, 2013, the ELN business performed impairment tests since it continued to be negatively affected by the digital transformation and weak market conditions in the newspaper industry. The ELN business concluded that the recoverable amount based either on a value in use or fair value less costs of disposal was less than the carrying amount of its CGU. Accordingly, goodwill impairment charges of $225.0 million, as well as impairment charges of $56.0 million on mastheads and customer relationships were recorded.

8.	PROVISION FOR RESTRUCTURING

Balance as of December 31, 2013	$12,208
Net change in income	7,039
Payments	(14,286)

Balance as of September 30, 2014	$4,961

9.	NET INVESTMENT

The investment from Quebecor Media in the net assets the ELN business is presented as net investment in the combined balance sheet. Accordingly, the net investment is comprised of total contributions from Quebecor Media, total distributions to Quebecor Media, the accumulated earnings of the ELN business, and the accumulated other comprehensive income related to defined pension plans of the ELN business.

10.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in Quebecor Media stock-based compensation plan in which management of the ELN business participates, for the nine-month period ended September 30, 2014:

		Outstanding options
	Number	Weighted average exercise price
Quebecor Media
As of December 31, 2013	202,536	$54.75
Exercised	(28,038)	48.04
Cancelled	(4,000)	50.37

As of September 30, 2014	170,498	$55.96

Vested options as of September 30, 2014	5,830	$53.96

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(In thousands of Canadian dollars)

	Postmedia as at November 30, 2014	Sun ELN Business as at September 30, 2014		Adjustments for the Capitalization		Adjustments for the Sun Acquisition	Postmedia pro forma as at November 30, 2014
ASSETS
Current Assets
Cash	20,230	—	3.i	140,000	4.i	(305,500)
			3.i	(2,881)	4.vii	(5,125)
			3.iii	173,500
			3.iii	(6,221)
			3.iii	12,442			26,445
Restricted cash	12,442	—	3.iii	(12,442)		—	—
Accounts receivable	100,398	71,487		—	4.ii	(11,727)	160,158
Inventory	2,070	5,570		—		—	7,640
Prepaid expenses and other assets	10,933	3,733		—		—	14,666

Total Current Assets	146,073	80,790		304,398		(322,352)	208,909
Non-Current Assets
Property and equipment	144,799	176,072		—	4.ii, 4.iii	(3,653)	317,218
Asset held-for-sale	8,687	—		—		—	8,687
Derivative financial instruments	21,627	—	3.ii	2,659		—	24,286
Other assets	4,641	5,626	3.i	(1,569)		—
			3.iii	(2,529)			6,169
Intangible assets	278,388	26,956		—	4.iii	53,600	358,944
Goodwill	149,600	129,000		—	4.viii	(46,154)	232,446

Total Assets	753,815	418,444		302,959		(318,559)	1,156,659

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	71,570	31,882		—		—	103,452
Provisions	14,107	4,961		—		—	19,068
Deferred revenue	24,726	18,795		—		—	43,521
Amounts payable to affiliated corporations	—	2,901		—	4.ii	(2,901)	—
Current portion of long-term debt	12,500	—	3.i	6,965		—	19,465

Total Current Liabilities	122,903	58,539		6,965		(2,901)	185,506
Non-Current Liabilities
Long-term debt	483,516	—	3.i	132,338		—
			3.i	697
			3.i	(4,450)
			3.ii	2,659			614,760
Employee benefit obligations and other liabilities	136,578	1,047		—		—	137,625
Provisions	586	—		—		—	586
Deferred income taxes	681	34,925		—	4.iii	13,400	49,006

Total Liabilities	744,264	94,511		138,209		10,499	987,483

Total Equity	9,551	323,933	3.iii	173,500	4.ii	(323,933)
			3.iii	(8,750)	4.vii	(5,125)	169,176

Total Liabilities and Equity	753,815	418,444		302,959		(318,559)	1,156,659

The notes constitute an integral part of the pro forma condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	Postmedia three months ended November 30, 2014	Sun ELN Business three months ended September 30, 2014		Adjustments for the Capitalization		Adjustments for the Sun Acquisition	Postmedia pro forma three months ended November 30, 2014
Revenues	169,514	110,849		—	4.vi	(2,223)	278,140
Expenses	123,892	90,424		—	4.vi	(2,223)	212,093

Operating income before depreciation, amortization, impairment and restructuring	45,622	20,425		—		—	66,047
Depreciation	12,032	3,790		—	4.iv	—	15,822
Amortization	9,535	1,818		—	4.v	673	12,026
Impairments	1,843	—		—		—	1,843
Restructuring and other items	4,224	522		—	4.vii	(1,625)	3,121

Operating income	17,988	14,295		—		952	33,235
Interest expense	15,311	184	3.iv	2,945		—
			3.iv	(963)			17,477
Net financing expense relating to employee benefit plans	1,428	18		—		—	1,446
(Gain) loss on disposal of property and equipment and asset held-for-sale	(733)	100		—		—	(633)
Gain on derivative financial instruments	(3,235)	—	3.iv	(217)		—	(3,452)
Foreign currency exchange losses	15,472	—		—		—	15,472

Earnings (loss) before income taxes	(10,255)	13,993		(1,765)		952	2,925
Provision for (recovery of) income taxes	—	3,559		—	4.v	(169)	3,390

Net earnings (loss) attributable to equity holders of the Company	(10,255)	10,434		(1,765)		1,121	(465)

Loss per share attributable to equity holders of the Company:
Basic	$(0.26)						$(0.00)
Diluted	$(0.26)						$(0.00)

The notes constitute an integral part of the pro forma condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	Postmedia year ended August 31, 2014	Sun ELN Business year ended June 30, 2014		Adjustments for the Capitalization		Adjustments for the Sun Acquisition	Postmedia pro forma year ended August 31, 2014
Revenues	674,255	488,565		—	4.vi	(9,693)	1,153,127
Expenses	564,750	392,747		—	4.vi	(9,693)	947,804

Operating income before depreciation, amortization, impairment and restructuring	109,505	95,818		—		—	205,323
Depreciation	66,646	14,636		—	4.iv	—	81,282
Amortization	39,080	11,008		—	4.v	2,693	52,781
Impairments	—	405,846		—		—	405,846
Restructuring and other items	39,285	12,051		—	4.vi	(1,550)	49,786

Operating loss	(35,506)	(347,723)		—		(1,143)	(384,372)
Interest expense	61,914	689	3.iv	12,138		—	74,741
Net financing expense relating to employee benefit plans	5,617	762		—		—	6,379
Gain on disposal of property and equipment and intangible assets	(257)	(2,170)		—		—	(2,427)
Gain on derivative financial instruments	(1,590)	—	3.iv	(2,025)		—	(3,615)
Foreign currency exchange losses	6,271	—		—		—	6,271

Loss before income taxes	(107,461)	(347,004)		(10,113)		(1,143)	(465,721)
Provision for (recovery of) income taxes	—	4,438		—	4.v	(677)	3,761

Net loss attributable to equity holders of the Company	(107,461)	(351,442)		(10,113)		(466)	(469,482)

Loss per share attributable to equity holders of the Company:
Basic	$(2.67)						$(1.67)
Diluted	$(2.67)						$(1.67)

The notes constitute an integral part of the pro forma condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In thousands of Canadian dollars, except as otherwise noted)

1.	BASIS OF PRESENTATION

The pro forma condensed consolidated statement of financial position of Postmedia Network Canada Corp. (“Postmedia” or the “Company”) as at November 30, 2014 and the pro forma condensed consolidated statement of operations for the three months ended November 30, 2014 and the year ended August 31, 2014, have been prepared by management of Postmedia for illustrative purposes only and give effect to the purchase agreement entered into between Postmedia Network Inc. (“PNI”), the Company’s subsidiary, and Quebecor Media Inc. (“QMI”), pursuant to which PNI has agreed to purchase all of the outstanding shares of Quebecor Media Printing Inc. (“QMPI”), which on closing will own, the 173 English-language newspapers and specialty publications as well as digital properties of Sun Media Corporation, a subsidiary of QMI, for cash consideration of $305.5 million, subject to a closing working capital adjustment (the “Sun Acquisition”). The Sun Acquisition is subject to various conditions including regulatory approvals which are required to be satisfied or waived prior to consummation of all or any part of the acquisition. The Company will finance the purchase price and transaction costs associated with the Sun Acquisition with the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), a rights offering of subscription receipts (“Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash as described in note 3 (collectively, the “Capitalization”). The pro forma condensed consolidated financial statements have been prepared on the basis of the assumptions and adjustments described below and in the subsequent notes.

In the opinion of management, the accounting policies used in the preparation of the pro forma condensed consolidated statement of financial position as at November 30, 2014 and the pro forma condensed consolidated statement of operations for the three months ended November 30, 2014 and the year ended August 31, 2014, include all adjustments necessary for the fair presentation of the Capitalization and Sun Acquisition in accordance with the recognition and measurement principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and incorporate the significant accounting policies expected to be used to prepare the Company’s consolidated financial statements.

The pro forma condensed consolidated financial statements may not be indicative of the financial position that would have prevailed and results of operations that would have been obtained if the Capitalization and Sun Acquisition had taken place on the dates indicated or of the financial position or results of operations which may be achieved in the future. The actual financial position and results of operations of the Company for any period following the closing of the Sun Acquisition will vary from the amounts set forth in the pro forma condensed consolidated financial statements and such variation may be material. The actual purchase price allocation will reflect the fair value of the assets acquired and liabilities assumed based on the Company’s evaluation of such assets and liabilities at the purchase date and, accordingly, the final purchase price allocation may differ significantly from the results herein.

The pro forma condensed consolidated financial statements have been derived from and should be read in conjunction with Postmedia’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 and Postmedia’s unaudited interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013, as well as the audited combined financial statements of the English language newspapers business (Carve-out of the English language newspapers business of Quebecor Media Inc.) (“Sun ELN Business”) for the years ended December 31, 2013 and 2012 and the unaudited interim condensed combined financial statements of the Sun ELN Business for the nine months ended September 30, 2014 and 2013, all prepared in accordance with IFRS. The financial year-ends of Postmedia and the Sun ELN Business are non-coterminous. Given that the financial year-end of the Sun ELN Business differs from Postmedia by more than 93 days, adjustments for the difference in period and year-ends is required in the pro forma condensed consolidated financial statements as described below.

The pro forma condensed consolidated statement of financial position as at November 30, 2014 gives effect to the Sun Acquisition as if it had occurred on November 30, 2014 and has been prepared using:

•	the unaudited condensed consolidated statement of financial position of Postmedia as at November 30, 2014;

•	the unaudited condensed combined statement of net investment of the Sun ELN Business as at September 30, 2014, and

•	the adjustments and assumptions outlined below.

The pro forma condensed consolidated statement of operations for the three months ended November 30, 2014, gives effect to the Sun Acquisition as if it had occurred on September 1, 2013 and has been prepared using the following:

•	the unaudited condensed consolidated statement of operations of Postmedia for the three months ended November 30, 2014;

•	the unaudited condensed combined statement of operations of the Sun ELN Business for the three months ended September 30, 2014, which was computed by removing the unaudited condensed combined statement of operations of the Sun ELN Business for the six months ended June 30, 2014 from the unaudited condensed combined statement of operations of the Sun ELN Business for the nine months ended September 30;

•	the adjustments and assumptions outlined below.

The pro forma condensed consolidated statement of operations for the year ended August 31, 2014, gives effect to the Sun Acquisition as if it had occurred on September 1, 2013 and has been prepared using:

•	the audited consolidated statement of operations of Postmedia for the year ended August 31, 2014;

•	the audited combined statement of operations of the Sun ELN Business for the twelve months ended June 30, 2014, which was computed by combining the unaudited condensed combined statement of operations of the Sun ELN Business for the six months ended June 30, 2014 with the audited combined statement of operations of the Sun ELN Business for the year ended December 31, 2013 and removing the unaudited condensed combined statement of operations of the Sun ELN Business for the six months ended June 30, 2013;

•	the adjustments and assumptions outlined below.

The pro forma condensed consolidated financial statements as at and for the three months ended November 30, 2014 and for the year ended August 31, 2014 were prepared using the acquisition method of accounting. Postmedia is considered the legal and accounting acquirer. The pro forma condensed consolidated financial statements were based on the historical financial statements of Postmedia and the Sun ELN Business with certain reclassifications made to the historical financial statements of the Sun ELN Business to conform to the financial statement presentation currently used by Postmedia.

Management has determined on a preliminary basis that no material pro forma adjustments to the Sun ELN Business financial statements are required to comply with the accounting policies used by Postmedia in the preparation of the pro forma condensed consolidated financial statements.

The pro forma condensed consolidated financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Sun Acquisition, the costs to integrate the operations of Postmedia and the Sun ELN Business, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Under the acquisition method of accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have not been completed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma condensed consolidated financial statements. Differences between these preliminary estimates and the final acquisition method of accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial statements and the combined company’s future results of operations and financial position. The assets acquired and liabilities assumed of the Sun ELN Business will be recorded as of the completion of the Sun Acquisition, at their respective fair values and added to those of Postmedia. The results of operations of the Sun ELN Business will be included in the financial statements of the combined company as of the date of the completion of the Sun Acquisition.

Acquisition costs, such as advisory, legal, valuation, and other professional fees, and certain acquisition-related restructuring charges affecting the Sun ELN Business are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. During the three months ended November 30, 2014 and the year ended August 31, 2014, the Company incurred acquisition costs of $1.6 million in each period which are included in restructuring and other items in the consolidated statements of operations.

2.	ACQUISITION OF THE SUN ELN BUSINESS

The estimated net purchase price has been allocated to the Sun ELN Business net assets and liabilities as at September 30, 2014, excluding the net assets and liabilities that are not being acquired, in accordance with the acquisition method, as follows:

	Sun ELN Business as at September 30, 2014	Assets and Liabilities Excluded	Fair Value Adjustments	Total
Assets acquired
Accounts receivable	71,487	(11,727)	—	59,760
Inventory	5,570	—	—	5,570
Prepaid expenses and other assets	3,733	—	—	3,733
Property and equipment	176,072	(3,653)	—	172,419
Other assets	5,626	—	—	5,626
Intangible assets	26,956	—	53,600	80,556

Total assets acquired	289,444	(15,380)	53,600	327,664

Liabilities assumed
Accounts payable and accrued liabilities	31,882	—	—	31,882
Provisions	4,961	—	—	4,961
Deferred revenue	18,795	—	—	18,795
Amounts payable to affiliated corporations	2,901	(2,901)	—	—
Other non-current liabilities	1,047	—	—	1,047
Deferred income taxes	34,925	—	13,400	48,325

Total liabilities assumed	94,511	(2,901)	13,400	105,010

Net assets fair value as at September 30, 2014				222,654
Consideration				305,500

Goodwill				82,846

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS RELATED TO THE CAPITALIZATION

The Company will finance the purchase price and related transaction costs of the Sun Acquisition as described below.

Debt financing, for the Sun Acquisition is being provided through the issuance of an additional $140 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts representing the entire amount of the additional First-Lien Notes. The subscription receipts bear interest at the same rate as the First-Lien Notes and will automatically be exchanged for the additional First-Lien Notes on completion of the Sun Acquisition, and the satisfaction of certain other conditions, for no additional consideration. During the three months ended November 30, 2014, the Company recorded $1.0 million of interest expense related to the subscription receipts in the consolidated statement of operations and incurred $1.6 million of subscription receipts financing costs which are recorded in other assets on the consolidated statement of financial position.

The equity financing for the Sun Acquisition will be provided by way of the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of a record date, which is yet to be determined, will receive rights to subscribe for subscription receipts. Each subscription receipt will be automatically exchanged for one Class NC variable voting share (“Variable Voting Share”) on completion of the Sun Acquisition, without additional consideration. On October 6, 2014, the Company entered into a standby purchase agreement (the “Standby Purchase Agreement”) with its largest shareholder, GoldenTree Asset Management LP (“GoldenTree”), pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. The subscription price under the Rights Offering is anticipated to be $0.72 as determined in the Standby Purchase Agreement or if this amount does not represent a significant discount to the market price of the Variable Voting Shares, a price that is sufficient to ensure the subscription price represents a significant discount as defined in the Standby Purchase Agreement. During the three months ended November 30, 2014, the Company incurred $2.5 million of Rights Offering transaction costs which are recorded in other assets on the consolidated statement of financial position.

The remaining financing for the Sun Acquisition will be provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. The sale closed on October 31, 2014 and the net proceeds of $12.4 million are recorded as restricted cash on the consolidated statement of financial position.

The pro forma condensed consolidated financial statements include the following pro forma adjustments and assumptions related to the Capitalization:

i)	The assumption that Postmedia exchanged the subscription receipts of $140 million, at a premium of 0.5%, for $139.3 million principal amount of First-Lien Notes and incurred an additional $2.9 million of related debt financing costs. Including the subscription receipts financing costs as at November 30, 2014 of $1.6 million, the total debt financing costs are estimated to be $4.5 million. The First-Lien Notes have prepayment options that represent an embedded derivative that are to be accounted for separately at fair value. On September 1, 2013, the embedded derivative asset had a fair value of $0.4 million. The First-Lien Notes have a stated interest rate of 8.25% and are subject to minimum annual principal redemptions equal to 5% of the original principal amount and are payable in semi-annual instalments of $3.5 million on April 30 and October 31 of each year. The pro forma interest on the First-Lien Notes was calculated using an effective interest rate of 9.18%, which amortizes the initial premium, financing fees and embedded derivate based on the initial estimated future cash flows. No additional principal repayments were assumed in determining the effective rate or the pro forma interest expense. Any additional mandatory or optional principal repayments will result in higher non-cash interest charges and lower cash interest charges.

ii)	Long-term debt and derivative financial instruments were increased by $2.7 million related to the fair value of the prepayment option embedded derivative as at November 30, 2014.

iii)	The assumption that Postmedia completed the Rights Offering and issued subscription receipts that were automatically exchanged for Variable Voting Shares for proceeds of $173.5 million, and incurred an additional $6.2 million of related Rights Offering transaction costs. Including the Rights Offering transaction costs as at November 30, 2014 of $2.5 million, the total Rights Offering transactions costs are estimated to be $8.7 million, including a fee payable to GoldenTree under the Standby Purchase Agreement in the aggregate amount of $7.1 million. Furthermore, $12.4 million of previously restricted cash related to the sale of the Montreal Gazette production facility was used to fund the Sun Acquisition.

iv)	The effect of the Capitalization on the pro forma condensed consolidated statement of operations for the three months ended November 30, 2014 and the year ended August 31, 2014 includes an increase to interest expense of $2.9 million and $12.1 million, respectively, based on the effective interest rate of 9.18%. In addition, interest expense in the three months ended November 30, 2014 was decreased by $1.0 million to reflect the reversal of interest expense related to the subscription receipts for First-Lien Notes already recorded by the Company. Interest expense in the three months ended November 30, 2014 and the year ended August 31, 2014 includes non-cash interest of $1.2 million and $7.2 million, respectively, and cash interest of $16.3 million and $67.5 million, respectively. In addition, gain on derivative financial instruments increased by $0.2 million and $2.0 million in the three months ended November 30, 2014 and the year ended August 31, 2014, respectively, related to the change in fair value of the prepayment option embedded derivative on the First-Lien Notes.

4.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS ON THE SUN ACQUISITION

The pro forma condensed consolidated financial statements include the following pro forma assumptions and adjustments related to the Sun Acquisition:

i)	The assumption that Postmedia acquired the shares of QMPI for cash consideration of $305.5 million, subject to a closing working capital adjustment.

ii)	The pro forma adjustments eliminate the historical equity of the Sun ELN Business of $323.9 million and certain assets and liabilities that will not be transferred as part of the Sun Acquisition pursuant to the purchase agreement including accounts receivable of $11.7 million, property and equipment of $3.7 million and amounts payable to affiliated corporations of $2.9 million.

iii)	The acquired assets and liabilities have been adjusted to their fair values as determined in the preliminary purchase price allocation in note 2. Fair value adjustments include an increase to intangible assets of $53.6 million which includes mastheads of $27.8 million, domain names of $14.8 million and subscriber lists of $11.0 million with a related increase to deferred income tax liabilities of $13.4 million. The fair value of the property and equipment approximates carrying value as a result of increases in the fair value of machinery and equipment, largely offset by decreases in the fair value of land and buildings.

iv)	The pro forma adjustments related to property and equipment resulted in a nominal increase to depreciation expense in the three months ended November 30, 2014 and the year ended August 31, 2014. Depreciation expense relates to machinery and equipment and buildings which are depreciated over approximately 18 and 25 years, respectively.

v)	The pro forma adjustments related to intangible assets resulted in increases to amortization expense in the three months ended November 30, 2014 and the year ended August 31, 2014 of $0.7 million and $2.7 million, respectively, with related decreases to income tax expense of $0.2 million and $0.7 million, respectively. Amortization expense relates to non-newspaper domain names and subscriber lists which are amortized over 15 and 5 years, respectively.

vi)	An adjustment to decrease revenue with an offsetting decrease to expenses to eliminate the transactions between the Sun ELN Business and Postmedia in the three months ended November 30, 2014 and the year ended August 31, 2014 of $2.2 million and $9.7 million, respectively.

vii)	The total acquisition costs related to the Sun Acquisition are estimated to be $8.3 million. The aggregate amount of acquisition costs recognized in the three months ended November 30, 2014 and the year ended August 31, 2014 was $3.2 million. The remaining acquisition costs result in a decrease to cash and total equity of $5.1 million in the pro forma condensed statement of financial position as at November 30, 2014. Restructuring and other items in both the three months ended November 30, 2014 and the year ended August 31, 2014 include a decrease of $1.6 million for the acquisition costs previously expensed net of a tax provision of nil.

viii)	The excess of the purchase price over the preliminary fair value of net assets acquired of $82.8 million is allocated to goodwill on the pro forma condensed consolidated statement of financial position. Goodwill recognized consists of the assembled workforce, non-contractual customer relationships and expected cost savings.

5.	LOSS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Loss per share attributable to equity holders of the Company in the pro forma condensed consolidated statements of operations for the three months ended November 30, 2014 and the year ended August 31, 2014 were computed assuming a Rights Offering subscription price of $0.72 per share. The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share.

	For the three months ended November 30, 2014	For the year ended August 31, 2014
Shares outstanding	40,209,619	40,209,619
Pro forma issuance of shares	240,972,222	240,972,222

Basic weighted average shares outstanding during the period	281,181,841	281,181,841
Dilutive effect of options	—	—

Diluted weighted average shares outstanding during the period	281,181,841	281,181,841

Loss per share attributable to equity holders of the Company:
Basic	$(0.00)	$(1.67)
Diluted	$(0.00)	$(1.67)

CERTIFICATE OF THE COMPANY

Dated: January 27, 2015

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces in Canada.

(Signed) “Paul Godfrey” Chief Executive Officer	(Signed) “Doug Lamb” Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Rod Phillips” Director	(Signed) “Peter Sharpe” Director

C-1

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit Number	Description

2.1	The Registrant’s annual information form dated November 26, 2014 for the year ended August 31, 2014, previously filed as Exhibit 99.3 to the Registrant’s Form 6-K filed on November 26, 2014 and incorporated by reference herein.

2.2	The Registrant’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 and the report of the auditors thereon, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 24, 2014 and incorporated by reference herein.

2.3	The Registrant’s management’s discussion and analysis for the years ended August 31, 2014 and 2013, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on October 24, 2014 and incorporated by reference herein.

2.4	The Registrant’s unaudited interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on January 8, 2015 and incorporated by reference herein.

2.5	The Registrant’s interim management’s discussion and analysis for the three months ended November 30, 2014 and 2013, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on January 8, 2015 and incorporated by reference herein.

2.6	The Registrant’s management information circular dated November 26, 2014, prepared in connection with the Company’s annual meeting of shareholders held on January 8, 2015, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on November 26, 2014 and incorporated by reference herein.

2.7	The Registrant’s press release dated October 6, 2014, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 14, 2014 and incorporated by reference herein.

3.1	Consent of PricewaterhouseCoopers LLP.

3.2	Consent of Ernst & Young LLP.

3.3	Consent of Goodmans LLP.

4.1	Powers of Attorney (included on the signature page of this Registration Statement).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on January 27, 2015.

POSTMEDIA NETWORK CANADA CORP.

By:	/s/ Douglas Lamb
	Name:	Douglas Lamb
	Title:	Executive Vice President and Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul Godfrey, Douglas Lamb and Jeffrey Haar, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on January 27, 2015.

Signature	Title

/s/ Paul Godfrey	President, Chief Executive Officer and Director (Principal Executive Officer)
Paul Godfrey

/s/ Douglas Lamb	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Douglas Lamb

/s/ Rod Phillips	Director and Chair
Rod Phillips

/s/ Charlotte Burke	Director
Charlotte Burke

/s/ Hugh F. Dow	Director
Hugh F. Dow

/s/ Martin Nisenholtz	Director
Martin Nisenholtz

/s/ Jane Peverett	Director
Jane Peverett

/s/ Graham Savage	Director
Graham Savage

/s/ Steven Shapiro	Director
Steven Shapiro

/s/ Peter Sharpe	Director
Peter Sharpe

/s/ Robert Steacy	Director
Robert Steacy

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement in the City of Newark, State of Delaware, on January 27, 2015.

PUGLISI AND ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Description

2.1	The Registrant’s annual information form dated November 26, 2014 for the year ended August 31, 2014, previously filed as Exhibit 99.3 to the Registrant’s Form 6-K filed on November 26, 2014 and incorporated by reference herein.

2.2	The Registrant’s audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 and the report of the auditors thereon, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 24, 2014 and incorporated by reference herein.

2.3	The Registrant’s management’s discussion and analysis for the years ended August 31, 2014 and 2013, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on October 24, 2014 and incorporated by reference herein.

2.4	The Registrant’s unaudited interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on January 8, 2015 and incorporated by reference herein.

2.5	The Registrant’s interim management’s discussion and analysis for the three months ended November 30, 2014 and 2013, previously filed as Exhibit 99.2 to the Registrant’s Form 6-K filed on January 8, 2015 and incorporated by reference herein.

2.6	The Registrant’s management information circular dated November 26, 2014, prepared in connection with the Company’s annual meeting of shareholders held on January 8, 2015, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on November 26, 2014 and incorporated by reference herein.

2.7	The Registrant’s press release dated October 6, 2014, previously filed as Exhibit 99.1 to the Registrant’s Form 6-K filed on October 14, 2014 and incorporated by reference herein.

3.1	Consent of PricewaterhouseCoopers LLP.

3.2	Consent of Ernst & Young LLP.

3.3	Consent of Goodmans LLP.

4.1	Powers of Attorney (included on the signature page of this Registration Statement).